Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121525

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Alamosa Holdings, Inc. and AirGate PCS, Inc. have approved a strategic combination of our two companies pursuant to which AirGate will be merged with and into a wholly-owned subsidiary of Alamosa.

If we complete the merger, AirGate stockholders will have the right to elect to receive, for each share of AirGate common stock they own, either:

•	2.87 shares of common stock of Alamosa, or

•	cash in an amount equal to the 2.87 exchange ratio multiplied by the average of the closing prices of Alamosa common stock during the 10 trading days ending the date before we complete the merger.

Alamosa will pay in the aggregate no more than $100 million to AirGate stockholders electing to receive cash, so AirGate stockholders that elect cash may nevertheless receive a portion of their consideration in Alamosa common stock, as described in this document.

The 2.87 exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing. Based on the average closing prices of Alamosa common stock for the 10 trading days ending on December 7, 2004, the last trading day before public announcement of the merger agreement, the 2.87 exchange ratio represented approximately $32.17 in value for each share of AirGate common stock. Based on the average closing prices of Alamosa common stock for the 10 trading days ending on January 12, 2005, the last practicable date before distribution of this document, the 2.87 exchange ratio represented approximately $34.74 in value for each share of AirGate common stock. We urge you to obtain current market quotations of Alamosa and AirGate common stock.

Assuming that the maximum amount of cash available to AirGate stockholders is paid in the merger, and based on the average closing prices of Alamosa common stock for the 10 trading days ending on January 12, 2005, we expect that current Alamosa stockholders will hold approximately 82% of the voting power of the combined company and current AirGate stockholders will hold approximately 18% of the voting power of the combined company.

Your vote is important. We cannot complete the merger unless AirGate stockholders adopt the merger agreement and Alamosa stockholders approve the issuance of Alamosa common stock in the merger. We have each scheduled a special meeting of our respective stockholders to vote on the adoption of the merger agreement, in the case of AirGate stockholders, and to vote on the issuance of shares of Alamosa common stock in the merger, in the case of Alamosa stockholders.

This joint proxy statement-prospectus gives you detailed information about the special meetings and the proposed merger. We urge you to read this joint proxy statement-prospectus carefully, including "Risk Factors Relating to the Merger" on page 20 for a discussion of the risks relating to the merger. You also can obtain information about our companies from documents that we have filed with the Securities and Exchange Commission.

Each of our boards of directors recommends that the stockholders vote FOR the adoption of the merger agreement or the stock issuance, as the case may be. We strongly support this combination of our companies and join our boards in their recommendations.

David E. Sharbutt Chairman and Chief Executive Officer Alamosa Holdings, Inc.	Thomas M. Dougherty President and Chief Executive Officer AirGate PCS, Inc.

Alamosa and AirGate common stock are listed under the symbols "APCS" and "PCSA," respectively, on the Nasdaq National Market.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement-prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement-prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement-prospectus is dated January 14, 2005 and is first being mailed to Alamosa stockholders and AirGate stockholders on or about January 14, 2005.

ADDITIONAL INFORMATION

This joint proxy statement-prospectus incorporates important business and financial information about Alamosa and AirGate from documents that are not included in or delivered with this joint proxy statement-prospectus. See "Where You Can Find More Information" on page 95. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this joint proxy statement-prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Alamosa Holdings, Inc.	AirGate PCS, Inc.
5225 S. Loop 289	233 Peachtree St., N.E.
Lubbock, TX 79424	Harris Tower, Suite 1700
(806) 722-1100	Atlanta, GA 30303
Attention: Jon Drake	(404) 525-7272
Attention: Bill Loughman

You may also obtain these documents at the Securities and Exchange Commission's website, "www.sec.gov," and you may obtain certain of these documents at Alamosa's website, "www.alamosapcs.com," by selecting "Investor Relations" and then selecting "Annual Reports," and at AirGate's website, "www.airgatepcsa.com," by selecting "Investor Relations" and then selecting "SEC Filings."

Alamosa stockholders who would like to request any documents should do so by February 8, 2005 in order to receive them before the Alamosa special meeting. AirGate stockholders who would like to request any documents should do so by February 8, 2005 in order to receive them before the AirGate special meeting.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on February 15, 2005

To the Stockholders
of Alamosa Holdings, Inc.:

We will hold a special meeting of stockholders of Alamosa Holdings, Inc. on February 15, 2005 at 8:00 a.m., local time, at The Lubbock Country Club, 3400 Mesa Road, Lubbock, Texas, for the following purposes:

1.	To consider and vote upon a proposal to approve the issuance of shares of common stock, par value $0.01 per share, of Alamosa pursuant to the Agreement and Plan of Merger, dated as of December 7, 2004, by and among Alamosa, A-Co. Merger Sub, Inc. and AirGate PCS, Inc.; and

2.	To transact any other business as may properly be brought before the special meeting.

We have fixed January 12, 2005 as the record date for determining those Alamosa stockholders entitled to vote at the special meeting. Accordingly, only holders of record of our common stock and our Series B Convertible Preferred Stock at the close of business on that date are entitled to notice of, and to vote at, the special meeting.

To ensure your representation at the special meeting, please complete and promptly mail your proxy in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the joint proxy statement-prospectus accompanying this notice for more complete information regarding the merger and the special meeting.

A list of the holders of Alamosa common stock entitled to vote at the meeting will be available for examination by any stockholder, for any purpose germane to the meeting, at Alamosa's principal executive offices at 5225 S. Loop 289, Lubbock, TX 79424, beginning 10 days prior to the meeting, during ordinary business hours.

By Order of the Board of Directors,
Kendall W. Cowan Chief Financial Officer and Corporate Secretary

Lubbock, Texas
January 14, 2005

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on February 15, 2005

To the Stockholders
of AirGate PCS, Inc.:

We will hold a special meeting of stockholders of AirGate PCS, Inc. on February 15, 2005 at 10:00 a.m., local time, at the offices of Paul, Hastings, Janofsky and Walker LLP at 600 Peachtree Street, N.E., Suite 2400, Atlanta, Georgia 30308, for the following purposes:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 7, 2004, by and among Alamosa Holdings, Inc., A-Co. Merger Sub, Inc. and AirGate, pursuant to which AirGate will merge with and into A-Co. Merger Sub, Inc.; and

2.	To transact any other business as may properly be brought before the special meeting.

We have fixed January 12, 2005 as the record date for determining those AirGate stockholders entitled to vote at the special meeting. Accordingly, only stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting.

To ensure your representation at the special meeting, please complete and promptly mail your proxy in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the joint proxy statement-prospectus accompanying this notice for more complete information regarding the merger and the special meeting.

Under Delaware law, holders of AirGate common stock will have the right to receive an appraisal of the value of their shares of AirGate common stock in connection with the merger. To exercise appraisal rights, an AirGate stockholder must not vote for the adoption of the merger agreement, and must strictly comply with all of the procedures required by Delaware law. These procedures are described more fully in the accompanying joint proxy statement-prospectus. A copy of the applicable Delaware law provision is attached as Appendix D to the joint proxy statement-
prospectus.

By Order of the Board of Directors,
Roy E. Hadley Vice President, General Counsel & Secretary

Atlanta, Georgia
January 14, 2005

i

Appendix A	Agreement and Plan of Merger, dated as of December 7, 2004, by and among Alamosa Holdings, Inc., A-Co. Merger Sub, Inc. and AirGate PCS, Inc.

Appendix B	Opinion of UBS Securities LLC

Appendix C	Opinion of Banc of America Securities LLC

Appendix D	General Corporation Law of the State of Delaware, Section 262

ii

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR
THE SPECIAL MEETINGS

Q:   Why is my vote important?

A:   Under the General Corporation Law of the State of Delaware, which governs AirGate, the merger agreement must be adopted by the holders of at least a majority of the outstanding shares of AirGate common stock. Accordingly, if an AirGate stockholder fails to vote, or abstains, that will have the same effect as a vote against adoption of the merger agreement.

Under the rules of the Nasdaq National Market, or NASDAQ, the issuance of Alamosa common stock in the merger requires the affirmative vote of at least a majority of the total votes cast on the proposal, as long as a quorum, which is a majority of the shares entitled to vote, is present in person or by proxy.

Q:   What do I need to do now?

A:   After you have carefully read this joint proxy statement-prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or, if available, by submitting your proxy or voting instruction by telephone or through the Internet as soon as possible so that your shares will be represented and voted at your special meeting.

Q:   What do I do if I want to change my vote after I have delivered my proxy or voting instruction card?

A:   You may change your vote at any time before your proxy is voted at your meeting. If you are a holder of record, you can do this in any of the three following ways:

•	by sending a written notice to the Secretary of Alamosa or AirGate, as appropriate, in time to be received before your special meeting stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before your special meeting; or

•	by attending the special meeting and voting in person.

If your shares are held in an account at a broker or bank, you should contact your broker or bank to change your vote.

Q:   If I am an AirGate stockholder, should I send in my stock certificates with my proxy card?

A:   No. Please DO NOT send your stock certificates with your proxy card. Rather, prior to the election deadline of February 14, 2005, you should send your AirGate common stock certificates to the exchange agent, together with your completed, signed form of election. If your shares are held in "street name," you should follow your broker's or banker's instructions for making an election with respect to your shares.

If you are an Alamosa stockholder, you will keep your existing shares, which will remain outstanding and unchanged following the merger.

Q:   If I am an AirGate stockholder, when must I elect the type of the merger consideration that I prefer to receive?

A:   Holders of AirGate common stock who wish to elect the type of merger consideration they prefer to receive in the merger should carefully review and follow the instructions set forth in the form of election provided to AirGate stockholders under separate cover. These instructions require that a properly completed and signed form of election be received by the exchange agent by the election deadline, which is 5:00 p.m., New York City time, on February 14, 2005, the day prior to the date of the special meeting of AirGate stockholders. If an AirGate stockholder does not submit a properly completed and signed form of election to the exchange agent by the election deadline, then such stockholder will have no control over the type of merger consideration, and, consequently, may receive only cash, only Alamosa common stock, or a combination of cash and Alamosa common stock in the merger.

Q:   If I am an AirGate stockholder, can I change my election after I submit my certificates?

A:   You can revoke your election and submit new election materials prior to the election deadline. If you are a holder of record, you may do so by submitting a written notice to the exchange agent that is received prior to the election deadline at the following address:

Mellon Investor Services LLC Attn: Reorganization Dept. PO Box 3301 South Hackensack, NJ 07606

The revocation must specify the account name and such other information as the exchange agent may request; revocations may not be made in part. New elections must be submitted in accordance with the election procedures described in this joint proxy statement- prospectus. If you instructed a broker to submit an election for your shares, you must follow your broker's directions for changing those instructions.

Q:   If my shares are held in "street name" by my broker or bank, will my broker or bank vote my shares for me?

A:   No. If you do not provide your broker or bank with instructions on how to vote your shares held in "street name," your broker or bank will not be permitted to vote your shares. In the case of AirGate stockholders, such failure to vote will have the same effect as a vote against adoption of the merger agreement. You should therefore provide your broker or bank with instructions as to how to vote your shares.

Q:   Who can I call with questions about the special meeting or the merger?

A:   If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact:

•	if you are an Alamosa stockholder:

Mellon Investor Services LLC Telephone:	Banks and Brokers call: (917) 320-6235 All others call toll free: (800) 414-2879 (U.S. and Canada only)

•	if you are an AirGate stockholder:

Georgeson Shareholder Communications, Inc. Telephone:	Banks and Brokers call: (212) 440-9800 All others call toll free: (866) 257-5415 (U.S. and Canada only)

SUMMARY OF THE MERGER

This brief summary does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which this joint proxy statement-prospectus refers you to fully understand the merger. See "Where You Can Find More Information" on page 95. Each item in this summary refers to the page where that subject is discussed in more detail.

In this joint proxy statement-prospectus "Sprint PCS" refers to Sprint Communications Company, L.P., Sprint Spectrum L.P. and WirelessCo, L.P. "Sprint" refers to Sprint Corporation and its affiliates. A "PCS Affiliate of Sprint" is an entity whose sole or predominant business is operating (directly or through one or more subsidiaries) a personal communications service business pursuant to affiliation agreements with Sprint Spectrum, L.P. and/or its affiliates, or their successors. "Sprint PCS products and services" refers to digital wireless personal communication services, including wireless voice and data services, and related retail products, including handsets, in any case, offered under the Sprint brand name. Statements in this joint proxy statement-prospectus regarding Sprint or Sprint PCS are derived from information contained in our affiliation agreements with Sprint PCS, periodic reports and other documents filed by Sprint and Sprint Spectrum L.P. with the Securities and Exchange Commission, or press releases issued by Sprint or Sprint PCS.

Information about Alamosa and AirGate (Page 26)

Alamosa Holdings, Inc.
5225 S. Loop 289
Lubbock, TX 79424
(806) 722-1100

Alamosa is the largest (based on number of subscribers) PCS Affiliate of Sprint. Alamosa has the exclusive right to provide digital wireless mobile communications services under the Sprint brand name throughout its designated territory, which includes portions of Texas, New Mexico, Oklahoma, Arizona, Colorado, Wisconsin, Missouri, Washington, Oregon, Arkansas, Kansas and Illinois. As of September 30, 2004, Alamosa's territory had a total population of approximately 15.8 million, of which its network covered approximately 12.3 million.

AirGate PCS, Inc.
233 Peachtree St., N.E.
Harris Tower, Suite 1700
Atlanta, GA 30303
(404) 525-7272

AirGate PCS, Inc. is the PCS Affiliate of Sprint with the exclusive right to provide digital wireless mobility communications network services under the Sprint brand in territories located in South Carolina, North Carolina and Georgia. The territories include key markets such as Charleston, Columbia and Greenville-Spartanburg, South Carolina; Augusta and Savannah, Georgia; and Asheville, Wilmington and the Outer Banks of North Carolina. As of September 30, 2004, AirGate's territory had a total population of approximately 7.4 million, of which its network covered 6.1 million.

AirGate Will Merge Into a Wholly-Owned Subsidiary of Alamosa (Page 28)

We propose a merger of AirGate with and into A-Co. Merger Sub, Inc., a direct wholly-owned subsidiary of Alamosa. We have attached the merger agreement to this joint proxy statement-prospectus as Appendix A. Please read the merger agreement carefully. It is the legal document that governs the merger.

AirGate Stockholders Will Receive Cash and/or Shares of Alamosa Common Stock Depending on Their Election and Any Required Adjustment (Page 50)

If we complete the merger, AirGate stockholders will have the right to elect to receive, for each share of AirGate stock they own, either:

•	2.87 shares of common stock of Alamosa, or

•	cash in an amount equal to the 2.87 exchange ratio multiplied by the average of the closing prices of Alamosa common stock during the 10 trading days ending the day before we complete the merger. As described below, if you make a cash election, you may nevertheless receive a mix of cash and stock.

AirGate stockholders may specify different elections with respect to different shares that they hold (if, for example, you own 100 AirGate shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Because the 2.87 exchange ratio is fixed, the implied value of the shares of Alamosa common stock that AirGate stockholders making a stock election will receive, as well as the amount of cash that will be received by AirGate stockholders that make a cash election, will change as the price of Alamosa common stock changes. The merger agreement does not include a price-based termination right or provision that would compensate for increases or decreases in the market price of Alamosa common stock. AirGate stockholders should obtain current market quotations for the shares of both companies from a newspaper, the Internet or their brokers.

If You are an AirGate Stockholder Making a Cash Election You May Nevertheless Receive a Mix of Cash and Stock (Page 51)

Alamosa will pay in the aggregate no more than $100 million to AirGate stockholders electing to receive cash. As a result, if more AirGate stockholders elect to receive cash than is available as merger consideration under the merger agreement, those stockholders will have their cash consideration proportionately reduced and will receive a portion of their consideration in stock, despite their election.

In Order to Make an Election, AirGate Stockholders Must Properly Complete and Deliver the Form of Election that is Sent under Separate Cover (Page 53)

If you are an AirGate stockholder, you are receiving together with this joint proxy statement-prospectus a form of election with instructions for making cash and stock elections. You must properly complete and deliver to the exchange agent your form of election along with your stock certificates (or a properly completed notice of guaranteed delivery). Do not send your stock certificates or form of election with your proxy card.

Forms of election and stock certificates (or a properly completed notice of guaranteed delivery) must be received by the exchange agent by the election deadline, which is 5:00 p.m., New York City time, on February 14, 2005, the day prior to the date of the AirGate special meeting. Once you deliver your stock certificates to the exchange agent, you may not transfer your AirGate shares, unless you revoke your election by written notice to the exchange agent that is received prior to the election deadline.

If you fail to submit a properly completed form of election, together with your stock certificates (or a properly completed notice of guaranteed delivery) prior to the election deadline, you will be deemed not to have made an election. As a non-electing holder, you may be paid all in cash, all in Alamosa common stock, or in part cash and in part Alamosa common stock, depending on the remaining pool of cash after honoring the cash elections that other stockholders have made.

If you own shares of AirGate common stock in "street name" through a bank, broker or other financial institution and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make your election.

If the merger agreement is not adopted by AirGate stockholders, or the stock issuance is not approved by Alamosa stockholders, stock certificates will be returned by the exchange agent by first class mail or through book-entry form transfer (in the case of AirGate shares delivered in book-entry form to the exchange agent).

Comparative Market Price Information (Page 82)

Alamosa common stock trades on the NASDAQ under the symbol "APCS," and AirGate common stock trades on the NASDAQ under the symbol "PCSA."

The following table lists the closing prices of Alamosa common stock and AirGate common stock on December 7, 2004, the last trading day before we announced the merger agreement, and on January 12, 2005, the last practicable date prior to distribution of this document. The following table also presents the equivalent per share value of AirGate common stock on those dates, as determined by multiplying the closing price of Alamosa common stock on those dates by 2.87, representing the number of shares of Alamosa common stock that AirGate stockholders electing to receive Alamosa common stock would receive in the merger for each share of AirGate common stock.

	Alamosa Common Stock	AirGate Common Stock	Equivalent Per Share Value of AirGate Common Stock
December 7, 2004	$11.50	$33.58	$33.01
January 12, 2005	$11.70	$33.44	$33.58

The market price of Alamosa common stock will fluctuate prior to the merger, while the exchange ratio is fixed. You should obtain current stock price quotations for Alamosa common stock and AirGate common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker.

Our Financial Advisors Have Provided Opinions as to the Fairness of the Merger Consideration (Page 36)

Opinion of Alamosa's Financial Advisor.    In deciding to approve the merger agreement, the Alamosa board of directors considered the opinion of its financial advisor, UBS Securities LLC, or UBS, that, as of December 7, 2004 and based upon and subject to the assumptions made, matters considered and qualifications and limitations on the review undertaken set forth in its opinion, the aggregate merger consideration to be paid by Alamosa was fair, from a financial point of view, to Alamosa. We have attached the UBS opinion to this joint proxy statement-prospectus as Appendix B. You should read the opinion completely to understand the procedures followed, assumptions made, matters considered and qualifications and limitations concerning the review undertaken by, and the opinion of, UBS. The opinion of UBS is addressed to Alamosa's board of directors and is not a recommendation to any stockholder of Alamosa or AirGate as to how to vote or act with respect to the proposed merger or any other matter.

Opinion of AirGate's Financial Advisor.    In deciding to approve the merger agreement, the AirGate board of directors considered the oral opinion, which was subsequently confirmed in writing, of its financial advisor, Banc of America Securities LLC, or Banc of America Securities, that, as of December 7, 2004 and based upon and subject to the assumptions made, matters considered and qualifications and limitations on the review undertaken set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the AirGate stockholders. We have attached the Banc of America Securities opinion to this joint proxy statement-prospectus as Appendix C. You should read the opinion completely to understand the procedures followed, assumptions made, matters considered and qualifications and limitations concerning the review undertaken by, and the opinion of, Banc of America Securities. The opinion of

Banc of America Securities is addressed to AirGate's board of directors and is not a recommendation to any stockholder of AirGate or Alamosa as to how to vote or act with respect to the proposed merger or any other matter.

The Merger Generally Will Be Tax-Free to Holders of AirGate Common Stock to the extent They Receive Alamosa Common Stock (Page 62)

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Accordingly no gain or loss will be recognized by Alamosa, AirGate or A-Co. Merger Sub, Inc. by reason of the merger, and no gain or loss will be recognized by the stockholders of AirGate on the exchange of their shares of AirGate common stock solely for shares of Alamosa common stock.

Stockholders who receive cash in connection with the merger may recognize taxable gains. Such gains will under most circumstances be treated as capital gains. Complicated rules, some of which are summarized under "The Merger—Material United States Federal Income Tax Consequences," apply for determining the character of any gains so recognized.

Each stockholder should consult his or her own tax advisor as to the tax consequences of the merger to such stockholder under federal, state, local or any other applicable law. You should refer to "The Merger—Material United States Federal Income Tax Consequences" for a more complete discussion of the United States federal income tax consequences of the merger.

Dividend Policy of Alamosa (Page 83)

Alamosa has never declared a dividend on its common stock. The declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and consideration by the Alamosa board of directors of other relevant factors.

AirGate Directors and Executive Officers Have Some Financial Interests in the Merger that are Different From or in Addition to their Interests as Stockholders (Page 69)

AirGate directors and executive officers have financial and other interests in the merger in addition to their interests as stockholders of AirGate. These interests include:

•	At the effective time of the merger, Alamosa will assume pre-existing employment agreements with each of Mr. Thomas Dougherty, AirGate's President and Chief Executive Officer, Mr. William A. Loughman, AirGate's Vice President and Chief Financial Officer, and Roy A. Hadley, AirGate's Vice President, General Counsel and Secretary.

•	If Mr. Dougherty's employment with AirGate were to be terminated within one year following the effective time of the merger under circumstances entitling him to severance benefits under the employment agreement, he would be entitled to a cash severance payment of $1,080,000 plus a prorated bonus for the year of termination, calculated at the target level.

•	If Messrs. Loughman's and Hadley's employment with AirGate were to be terminated within one year following the effective time of the merger under circumstances entitling them to severance benefits under their employment agreement, they would be entitled to a cash severance payment of $440,000 and $380,000, respectively, plus, in each case, a prorated bonus for the year of termination, calculated at the target level.

•	It is expected that Messrs. Dougherty, Loughman and Hadley will each have his employment terminated in circumstances entitling him to severance benefits shortly following completion of the merger.

•	AirGate's executive officers and directors have received grants of stock options and restricted stock units under AirGate's various benefit plans. At the effective time of the merger, AirGate will pay each option holder an amount in cash equal to the product of the number of shares of AirGate common stock underlying such option(s) times the amount, if any, by which the cash merger consideration exceeds the exercise price of the option. AirGate will also pay restricted stock unit holders the product of the cash merger consideration times the number of restricted stock units held by such holder immediately prior to the effective time. All outstanding and unexercised stock options and restricted stock units will become fully vested and exercisable upon the effective time of the merger.

•	As of January 7, 2005, the executive officers and directors of AirGate held, in the aggregate, outstanding options to purchase 235,600 shares of AirGate common stock at option prices ranging from $1.30 to $233.30 per share. Based on the closing price of Alamosa common stock on January 7, 2005, AirGate directors and executive officers will receive, in the aggregate, approximately $4.755 million in cash in connection with the cancellation of these options.

•	As of January 7, 2005, the executive officers and directors of AirGate held, in the aggregate, outstanding restricted stock units convertible into 85,756 shares of AirGate common stock. Based on the closing price of Alamosa common stock on January 7, 2005, AirGate directors and executive officers will receive, in the aggregate, approximately $2.965 million in cash in connection with the cancellation of these restricted stock units.

•	On August 11, 2004, AirGate granted 45,000 and 30,000 options to purchase shares of AirGate common stock in the ordinary course of business to, respectively, William J. Loughman, AirGate's chief financial officer, and Roy E. Hadley, AirGate's vice president, general counsel and secretary. The original terms of these options called for them to vest ratably over four years on the anniversary of the date of their grant. On December 21, 2004, AirGate's Board of Directors unanimously approved the immediate acceleration of the vesting of one-half of Messrs. Loughman's and Hadley's options on a pro-rata basis. On December 23, 2004, certain of AirGate's directors and executive officers (including Messrs. Loughman and Hadley) exercised, in the aggregate, options to purchase 57,700 shares of AirGate common stock and received, in the aggregate, approximately $1.4 million upon sale of these shares (excluding brokerage commissions.)

•	The merger agreement provides that, upon completion of the merger, Alamosa will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers and directors of AirGate and its subsidiaries to the fullest extent permitted by applicable law. The merger agreement also provides that Alamosa will cause the persons serving as officers and directors of AirGate immediately prior to the effective time of the merger to be covered for a period of six years by the directors' and officers' liability insurance policy maintained by AirGate with respect to acts or omissions occurring prior to the effective time which were committed by such officers and directors in their capacity as such.

Alamosa's Board of Directors Recommends that You Vote "FOR" Approval of the Stock Issuance in the Merger (Page 32)

Alamosa's board of directors believes that the merger is fair to and in the best interests of Alamosa stockholders, and recommends that Alamosa stockholders vote "FOR" the approval of the issuance of Alamosa common stock in the merger.

In determining whether to approve the merger agreement, Alamosa's board of directors consulted with its senior management and legal and financial advisors. In arriving at its determination, the Alamosa board of directors also considered a number of factors, including the following material factors:

•	The merger provides the opportunity for Alamosa to expand its footprint to attractive markets within North Carolina, South Carolina and Georgia,

•	Giving effect to the merger, Alamosa will be the largest PCS Affiliate of Sprint based not only on number of subscribers, but also on the total population covered by its network.

•	The expectation that the increased scale and scope resulting from the merger will provide Alamosa with a significantly stronger capital structure and financial resources and will strengthen Alamosa's relationship with Sprint PCS.

See "Alamosa's Reasons for the Merger; Recommendation of the Stock Issuance in the Merger by the Alamosa Board of Directors" beginning on page 32.

AirGate's Board of Directors Recommends that You Vote "FOR" the Adoption of the Merger Agreement (Page 34)

AirGate's board of directors believes that the merger is fair to and in the best interests of AirGate stockholders, and recommends that AirGate stockholders vote "FOR" the adoption of the merger agreement.

In determining whether to approve the merger agreement, AirGate's board of directors consulted with its senior management and legal and financial advisors. In arriving at its determination, the AirGate board of directors also considered a number of factors, including the following material factors:

•	The strategic benefits of a combination with a larger company and the creation of the largest PCS Affiliate of Sprint, including the lower cost of capital and subsequent potential for greater capital expenditures, and the increase in float and liquidity, along with access to a greater investor base due to the increased market capitalization.

•	The risk of AirGate remaining a stand-alone company, including its potential decline in stock price off of its recent significant increase if AirGate rejected Alamosa's offer, and its increased capital requirements.

•	The increased trend in the wireless communication industry towards greater consolidation and the attractiveness of AirGate as a potential takeover target, especially in light of its recent restructuring that left AirGate with a favorable capitalization structure compared to its competitors.

See "AirGate's Reasons for the Merger; Recommendation of the Merger by the AirGate Board of Directors" beginning on page 34.

Alamosa Stockholder Meeting to be Held on February 15, 2005 (Page 23)

The Alamosa special meeting will be held on February 15, 2005 at 8:00 a.m., local time, at The Lubbock Country Club, 3400 Mesa Road, Lubbock, Texas. At the special meeting, you will be asked:

1.   to approve the issuance of Alamosa common stock in the merger; and

2.   to transact any other business as may properly be brought before the special meeting.

You can vote at the Alamosa special meeting if you owned Alamosa common stock or Series B Convertible Preferred Stock at the close of business on January 12, 2005. On that date, there were 115,503,764 shares of Alamosa voting stock outstanding and entitled to vote, approximately 15% of which were owned and entitled to be voted by Alamosa directors and executive officers and their affiliates. You can cast one vote for each share of Alamosa voting stock you owned on that date. Approval of the issuance of Alamosa common stock in connection with the merger requires the affirmative vote of at least a majority of the votes cast on the proposal at the special meeting, as long as a quorum is present in person or by proxy.

AirGate Stockholder Meeting to be Held on February 15, 2005 (Page 25)

The AirGate special meeting will be held on February 15, 2005 at 10:00 a.m., local time, at the offices of Paul, Hastings, Janofsky and Walker LLP at 600 Peachtree Street, N.E., Suite 2400, Atlanta, Georgia 30308. At the special meeting, you will be asked:

1.   to adopt the merger agreement; and

2.   to transact any other business as may properly be brought before the special meeting.

You can vote at the AirGate special meeting if you owned AirGate common stock at the close of business on January 12, 2005. On that date, there were 11,836,523 shares of AirGate common stock outstanding and entitled to vote, less than 1 percent of which were owned and entitled to be voted by AirGate directors and executive officers and their affiliates. You can cast one vote for each share of AirGate common stock you owned on that date. In order to adopt the merger agreement, the holders of a majority of the outstanding shares of AirGate common stock must vote in favor of the adoption of the merger agreement.

The Merger is Expected to Occur in the First Quarter of 2005 (Page 28)

The merger will occur after all conditions to its completion have been satisfied or, if permissible, waived. Currently, we anticipate that the merger will occur promptly following the Alamosa and AirGate special meeting of stockholders, assuming that the requisite stockholder approvals are obtained at such meetings. However, we cannot assure you when or if the merger will occur.

Completion of the Merger is Subject to the Consent of Sprint PCS and Certain Customary Conditions (Page 55)

The completion of the merger is subject to a number of customary conditions being met, including the approval by Alamosa stockholders of the issuance of Alamosa common stock in the merger and the adoption by AirGate stockholders of the merger agreement, as well as obtaining the consent of Sprint PCS and the termination or expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, which is referred to as the HSR Act. Alamosa and AirGate have been notified that the Federal Trade Commission has granted early termination of the waiting period under the HSR Act.

Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger, even if that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.

Regulatory Matters Related to the Merger (Page 62)

Under the HSR Act and its associated rules, the merger may not be completed until notifications have been given and certain information and materials have been furnished to and received by the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission and the required waiting period has expired or been terminated. Alamosa and AirGate have been notified that the Federal Trade Commission has granted early termination of the waiting period under the HSR Act.

Termination of the Merger Agreement; Fees Payable (Page 60)

We may jointly agree to terminate the merger agreement at any time. Either of us also may terminate the merger agreement if:

•	a governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the merger;

•	the merger is not completed on or before June 30, 2005 (although this termination right is not available to a party whose failure to comply with the merger agreement resulted in the failure to complete the merger by that date);

•	the other party's board of directors adversely changes its recommendation that its stockholders vote "FOR" adoption of the merger agreement (in the case of AirGate) or the issuance of Alamosa shares in the merger (in the case of Alamosa), or the other party breaches its obligation to hold its stockholders' meeting to vote on adoption of the merger agreement or the issuance of Alamosa shares in the merger, as the case may be;

•	the other party is in breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach rises to a level that would excuse the terminating party's obligation to complete the merger and is either incurable or is not cured within 30 days;

•	the stockholders of AirGate do not adopt the merger agreement at the AirGate stockholders' meeting; or

•	The stockholders of Alamosa do not approve the issuance of Alamosa common stock in the merger at the Alamosa stockholders' meeting.

Alamosa may also terminate the merger agreement if AirGate's board of directors authorizes or recommends an acquisition proposal with any person other than Alamosa.

In limited circumstances described more fully beginning on page 60 either of us may be required to pay termination fees to the other of up to $11 million. The purpose of the termination fees is to encourage the commitment of the parties to the merger, and to compensate one party if the other party engages in certain conduct which would make the merger less likely to occur. The effect of the termination fee could be to discourage other companies from seeking to acquire or merge with AirGate prior to completion of the merger.

We May Amend the Terms of the Merger and Waive Rights Under the Merger Agreement (Page 64)

We may jointly amend the terms of the merger agreement, and either party may waive its right to require the other party to adhere to any of those terms, to the extent legally permissible. However, after the AirGate stockholders adopt the merger agreement, they must approve any amendment or waiver that reduces or changes the form of the consideration that will be received by them.

Alamosa will Account for the Merger Using the "Purchase" Method (Page 69)

Alamosa will account for the merger as a purchase for financial reporting purposes.

Appraisal Rights (Page 65)

Under Delaware law, holders of AirGate common stock will have the right to receive an appraisal of the value of their shares of AirGate common stock in connection with the merger. To exercise appraisal rights, an AirGate stockholder must not vote for the adoption of the merger agreement, and must strictly comply with all of the procedures required by Delaware law. A copy of the applicable Delaware law provision is attached as Appendix D to this joint proxy statement-prospectus.

Comparison of Stockholders' Rights (Page 87)

Alamosa and AirGate are both incorporated under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Alamosa capital stock and AirGate capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. After the effective time of the merger, the rights of former stockholders of AirGate will be determined by reference to the Alamosa certificate of incorporation and bylaws. This document contains descriptions of stockholder rights under each of Alamosa and AirGate governing documents, and describes the material differences between them.

Recent Developments

On December 15, 2004, Sprint Corporation and Nextel Communications, Inc. announced that their boards of directors unanimously approved a definitive agreement for a merger of equals. Nextel Communications currently operates a wireless mobility communications network in certain territories in which Alamosa and AirGate also provide digital wireless mobility communications network services under the Sprint or affiliated brands.

Alamosa and Sprint have had only very preliminary communications regarding the potential impact on Alamosa and AirGate of the pending Sprint-Nextel transaction. Alamosa believes that, based on currently available information, and assuming that no changes are effected with respect to Sprint's agreements with Alamosa and AirGate, Sprint could be in violation of the exclusivity provisions of AirGate's agreements with Sprint upon completion of the Sprint-Nextel transaction and Sprint could be in violation of the exclusivity provisions of Alamosa's agreements with Sprint at some point following completion of the Sprint-Nextel transaction.

Sprint's agreements with each of Alamosa and AirGate provide for specific remedies in the event of a material violation by Sprint of such agreements. Neither Alamosa nor any of its executives has made any determination as to the impact on the value of Alamosa or AirGate or their respective businesses of any of such remedies or whether any such remedy would be more or less favorable to Alamosa or AirGate or their respective shareholders than are their existing arrangements with Sprint or any renegotiated arrangements with Sprint.

Alamosa is committed to working with Sprint to reach mutually agreeable arrangements with respect to these matters. However, there can be no assurances that Alamosa and Sprint will be able to reach mutually acceptable arrangements or as to the terms of any such arrangements or the likely impact on Alamosa or AirGate of any such arrangements.

ALAMOSA HOLDINGS, INC.
SELECTED HISTORICAL FINANCIAL INFORMATION
(In thousands, except share and subscriber data)

The following table is a summary of selected consolidated historical financial information for Alamosa as of and for the nine months ended September 30, 2004 and 2003 and as of and for the years ended December 31, 1999 through 2003. In the opinion of Alamosa's management, this information reflects all adjustments necessary for the fair presentation of the financial data. The information in the following table is based on, and should be read together with, Alamosa's consolidated financial statements and related notes included in Alamosa's Annual Report on Form 10-K for the year ended December 31, 2003 and Alamosa's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. See "Where You Can Find More Information" on page 95.

	For the Nine Months ended Sept. 30		For the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Unaudited)
Statement of Operations Data:
Revenues:
Subscriber revenues	$401,938	$335,239	$452,396	$391,927	$231,145	$56,154	$4,399
Roaming revenues	153,964	107,956	150,772	139,843	99,213	17,346	2,135
Service revenues	555,902	443,195	603,168	531,770	330,358	73,500	6,534
Product sales	25,483	19,697	27,882	23,922	26,781	9,201	2,450
Total revenues:	581,385	462,892	631,050	555,692	357,139	82,701	8,984
Cost and expenses:
Cost of service and operations	276,528	242,912	317,215	343,468	237,843	55,701	7,601
Cost of products sold	56,427	40,156	59,651	50,974	53,911	20,524	5,939
Selling and marketing expense	102,922	84,531	112,626	119,059	110,052	45,407	10,650
General and administrative expense	17,284	12,471	16,257	15,243	13,853	9,538	4,209
Depreciation and amortization	78,793	82,536	110,495	105,121	94,722	12,530	3,057
Impairment of goodwill (3)	—	—	—	291,635	—	—	—
Impairment of property and equipment (4)	3,082	685	2,243	1,194	—	—	—
Terminated merger and acquisition costs	—	—	—	—	—	2,247	—
Non-cash compensation	81	285	536	29	(916)	5,651	8,200
Total costs and expenses	535,117	463,576	619,023	926,723	509,465	151,598	39,656

Operating income (loss)	46,268	(684)	12,027	(371,031)	(152,326)	(68,897)	(30,672)
Gain on derivative instrument	1,946	—	2,858	—	—	—	—
Loss on debt extinguishment	(13,101)	—	—	—	(5,472)	—	—
Debt exchange expenses	—	(3,528)	(8,694)	—	—	—	—
Interest and other income	751	821	948	3,459	11,664	14,483	477
Interest expense	(56,393)	(79,007)	(99,914)	(102,863)	(81,730)	(25,775)	(2,641)
Loss before income tax benefit	(20,529)	(82,398)	(92,775)	(470,435)	(227,864)	(80,189)	(32,836)
Income tax (expense) benefit	(557)	15,694	17,929	67,086	80,441	—	—
Net loss	(21,086)	(66,704)	(74,846)	(403,349)	(147,423)	(80,189)	(32,836)
Preferred stock dividend	(8,078)	—	(1,770)	—	—	—	—
Preferred stock conversion premium	(6,600)	—	—	—	—	—	—
Net loss attributable to common stockholders	$(35,764)	$(66,704)	$(76,616)	$(403,349)	$(147,423)	$(80,189)	$(32,836)
Per Share Data:
Net loss per common share, basic and diluted (1)	$(0.35)	$(0.71)	$(0.81)	$(4.33)	$(1.69)	$(1.33)	N/A
Weighted average common shares outstanding, basic and diluted	103,441,770	93,810,363	94,088,853	93,048,883	87,077,350	60,198,390	N/A
Pro forma net loss per common share, basic and diluted (2)	N/A	N/A	N/A	N/A	N/A	N/A	$(.68)
Pro forma weighted average common shares outstanding, basic and diluted	N/A	N/A	N/A	N/A	N/A	N/A	48,500,008
Dividends per share of common stock	—	—	—	—	—	—	—

Other Data:
Number of subscribers at end of period	866,000	693,000	727,000	622,000	503,000	133,000	32,000

	As of September 30		As of December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$109,269	$98,726	$99,644	$61,737	$104,672	$141,768	$5,656
Property and equipment, net	431,363	429,052	434,840	458,946	455,695	228,983	84,714
Total assets	1,145,625	1,105,666	1,105,970	1,174,406	1,598,408	458,650	104,492
Short-term debt	168	15,592	481	1,064	596	36	385
Long-term debt	733,499	881,239	665,236	870,217	826,352	264,843	72,703
Total liabilities	883,443	1,036,384	815,659	1,039,768	1,060,422	327,252	93,052
Mandatorily redeemable convertible preferred stock (5)	161,438	—	228,606	—	—	—	—
Stockholders' Equity	100,744	69,282	61,705	134,638	537,986	131,398	11,440

(1)	Diluted weighted average shares outstanding exclude the common shares issuable on the exercise of stock options as well as common shares issuable upon the conversion of mandatorily redeemable convertible preferred stock because inclusion of such would have been antidilutive. Basic and diluted weighted average shares outstanding for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 exclude 400,000, 400,000 and 800,000 shares, respectively, of restricted stock awarded to officers during the year that were not vested as of the end of each respective year.

(2)	The presentation of the pro forma net loss per share of common stock gives effect to adjustments for federal and state income taxes as if Alamosa had been taxed as a C Corporation for the year ended December 31, 1999. The presentation of pro forma net loss per share of common stock also reflects the February 2000 reorganization of Alamosa PCS, LLC from a limited liability company to corporation as if it has occurred upon inception.

(3)	In the third quarter of 2002 we recorded an impairment charge of $291,635 as a result of our first annual impairment testing of goodwill as required by Statement of Financial Accounting Standards No. 142. As of December 31, 2003 the carrying value of goodwill had been reduced to zero.

(4)	Impairment of property and equipment in 2003 and 2004 relates to the abandonment of certain network equipment that had become technologically obsolete. Impairment of property and equipment in 2002 relates to our decision to close a switching center and abandon the site. The net carrying value of leasehold improvements related to the abandoned site was charged as an impairment loss.

(5)	679,495 shares of Series B Convertible Preferred Stock with a liquidation preference of $250 per share were issued in connection with a debt exchange completed in November 2003. This preferred stock is convertible at the option of the holder into shares of common stock and is mandatorily redeemable in July 2013. As of September 30, 2004 and December 31, 2003, 479,849 and 679,495 shares, respectively, were outstanding.

AIRGATE PCS, INC.
SELECTED HISTORICAL FINANCIAL INFORMATION
(In thousands except share and subscriber data)

The following table is a summary of selected consolidated historical financial data of AirGate as of and for the five years ended September 30, 2000 through September 30, 2004. In the opinion of AirGate's management, this information reflects all adjustments necessary for the fair presentation of the financial data. The information in the following table is based on, and should be read together with, AirGate's consolidated financial statements and related notes included in AirGate's Annual Report on Form 10-K for the year ended September 30, 2004. See "Where You Can Find More Information" on page 95.

	For the Years Ended September 30,
	2004	2003	2002	2001	2000
Statement of Operations Data:
Revenues:
Service revenue	$254,488	$251,481	$226,504	$105,976	$9,746
Roaming revenue	69,708	68,222	74,013	55,329	12,338
Equipment revenue	12,912	11,645	13,027	10,782	2,981
Total revenues	337,108	331,348	313,544	172,087	25,065
Operating expenses:
Cost of services and roaming (exclusive of depreciation and amortization as shown separately below)(1)	161,430	187,365	204,153	116,909	27,993
Cost of equipment	29,109	21,522	27,778	20,218	5,685
Selling and marketing	50,859	51,769	79,099	71,706	28,539
General and administrative	22,430	23,347	18,143	17,141	15,338
Depreciation and amortization	47,829	46,494	40,764	30,667	12,034
Loss on disposal of property and equipment	48	518	1,074	—	—
Total operating expenses	311,705	331,015	371,011	256,641	89,589
Operating income (loss)	25,403	333	(57,467)	(84,554)	(64,524)
Interest income	747	187	161	2,463	9,321
Interest expense	(36,285)	(42,706)	(35,474)	(28,899)	(26,120)
Loss from continuing operations before income tax	(10,135)	(42,186)	(92,780)	(110,990)	(81,323)
Income tax	—	—	—	—	—
Loss from continuing operations	(10,135)	(42,186)	(92,780)	(110,990)	(81,323)
Discontinued operations:
Loss from discontinued operations, net of $28,761 income tax benefit for 2002(2)	—	(42,571)	(903,837)	—	—
Gain on disposal of discontinued operations, net of $0 income tax expense(3)	184,115	—	—	—	—
Net income (loss)	$173,980	$(84,757)	$(996,617)	$(110,990)	$(81,323)
Basic and diluted earnings (loss) per share:
Loss from continuing operations	$(1.10)	$(8.14)	$(19.53)	$(42.40)	$(33.00)
Income (loss) from discontinued operations	19.98	(8.22)	(190.27)	—	—
Net income (loss)	$18.88	$(16.36)	$(209.80)	$(42.40)	$(33.00)
Basic and diluted weighted- average number of shares outstanding	9,216,778	5,181,683	4,750,301	2,617,857	2,465,829

AIRGATE PCS, INC.
SELECTED HISTORICAL FINANCIAL INFORMATION
(In thousands except share and subscriber data)

	For the Years Ended September 30,
	2004	2003	2002	2001	2000
Other Data:
Number of subscribers at end of period	384,537	359,460	339,139	235,025	56,689

Statement of Cash Flow Data:
Cash provided by (used in) operating activities	$(405)	$50,181	$(25,534)	$(40,850)	$(41,609)
Cash used in investing activities	(14,083)	(16,023)	(46,321)	(71,772)	(152,397)
Cash provided by (used in) financing activities	(26,137)	15,033	62,452	68,528	(6,510)
Balance Sheet Data (at period end):
Cash and cash equivalents	$13,453	$54,078	$4,887	$14,290	$58,384
Short-term investment securities	55,000	—	—	—	—
Property and equipment, net	144,324	178,070	213,777	209,326	183,581
Total assets	266,647	290,916	574,294	281,010	268,948
Long-term debt	248,396	386,509	354,264	266,326	180,727
Stockholders' equity (deficit)	(80,292)	(376,997)	(292,947)	(52,724)	49,873

(1)	During the year ended September 30, 2004, AirGate recorded an adjustment to reduce cost of service and roaming by approximately $11.7 million related to the settlement of previously disputed charges between AirGate and Sprint PCS. See Item. 7 "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in AirGate's Form 10-K for the year ended September 30, 2004 for further discussion of this and other settlements with Sprint.

(2)	Loss from discontinued operations represents the net losses incurred by iPCS, Inc., a former subsidiary of AirGate, from November 30, 2001 through February 23, 2003.

(3)	Gain on disposal of discontinued operations represents the gain recognized upon the disposal of iPCS.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
(In thousands)

The selected unaudited pro forma condensed consolidated financial information presents the effects of the proposed merger of AirGate with and into A-Co. Merger Sub, Inc., a wholly owned subsidiary of Alamosa. The selected unaudited pro forma condensed consolidated financial information is prepared using the purchase method of accounting with Alamosa treated as the acquiror and as if the transaction had been completed as of January 1, 2003 for statements of operations purposes and on September 30, 2004 for balance sheet purposes.

The selected unaudited pro forma condensed consolidated financial information presents the combination of historical financial statements of Alamosa and AirGate adjusted to (1) give effect to the October 2004 issuance of senior secured floating rate notes by AirGate and related termination of the AirGate senior credit facility and redemption of AirGate's remaining 13.5% senior subordinated discount notes with a portion of the proceeds therefrom and (2) give effect to the merger. Two pro forma transaction scenarios are presented. The maximum cash scenario assumes that a sufficient number of AirGate stockholders receive cash in the transaction such that all of the $100 million in potential cash consideration is paid thereby reducing the number of Alamosa shares issued in the transaction. The all stock scenario assumes that all AirGate stockholders elect to receive stock in the transaction and that all consideration is paid in the form of Alamosa stock. The actual number of shares of Alamosa stock issued will depend on the number of AirGate stockholders that receive their merger consideration in the form of cash. The pro forma adjustments for each transaction scenario are described in "Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information" beginning on page 79.

The pro forma statements were prepared using (1) the audited consolidated financial statements of Alamosa contained in Alamosa's annual report on Form 10-K for the year ended December 31, 2003 as filed on March 15, 2004, which are incorporated herein by reference, (2) the audited consolidated financial statements of AirGate contained in AirGate's annual report on Form 10-K for the year ended September 30, 2004 as filed on December 14, 2004, which are incorporated herein by reference, (3) the unaudited consolidated financial statements of Alamosa contained in Alamosa's quarterly report on Form 10-Q for the quarterly period ended September 30, 2004 as filed on November 9, 2004, which are incorporated herein by reference, and (4) the unaudited consolidated financial statements of AirGate contained in AirGate's quarterly reports on Form 10-Q for the quarterly periods ended December 31, 2003 and 2002, which have been used to present the AirGate fiscal year pro forma financial information on a calendar basis consistent with the Alamosa calendar year.

Under the purchase method of accounting, the purchase price will be allocated to the underlying tangible and intangible assets and liabilities acquired based on their respective fair market values, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation is based on an estimate of the fair market value of the tangible and intangible assets and liabilities of AirGate. Certain assumptions have been made with respect to the fair market value of identifiable intangible assets as more fully described in "Notes To The Unaudited Pro Forma Condensed Consolidated Financial Information" beginning on page 79. As of the date of this filing, Alamosa has not commenced the external valuation studies necessary to arrive at the fair market value of the assets and liabilities to be acquired and the related allocations of purchase price. Once Alamosa has received the external valuation studies necessary to finalize the required purchase price allocation after the consummation of the merger, the final allocation of purchase price will be determined. The final purchase price allocation based on third party appraisals may be different than that reflected in the pro forma purchase price allocation and this difference may be material.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
(In thousands)

The selected unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Alamosa would have been had the transaction occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

The selected unaudited pro forma condensed consolidated financial information does not include the realization of any cost savings from operating efficiencies, synergies or other restructurings resulting from the transaction. The selected unaudited pro forma condensed consolidated financial information should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of Alamosa and AirGate that are incorporated by reference in this joint proxy statement-prospectus and the "Unaudited Pro Forma Condensed Consolidated Financial Information" beginning on page 75.

	Year ended December 31, 2003		Nine months ended September 30, 2004
	Maximum Cash Scenario (a)	All Stock Scenario (b)	Maximum Cash Scenario (a)	All Stock Scenario (b)
Statement of Operations Data:
Revenues:
Subscriber revenues	$706,117	$706,117	$594,253	$594,253
Roaming revenues	216,567	216,567	207,189	207,189
Service revenues	922,684	922,684	801,442	801,442
Product Sales	39,352	39,352	35,548	35,548
Total revenues	962,036	962,036	836,990	836,990
Costs and expenses:
Cost of service and operations	495,507	495,507	395,340	395,340
Cost of products sold	80,912	80,912	78,950	78,950
Selling and marketing expense	161,634	161,634	139,526	139,526
General and administrative expense	36,125	36,125	32,053	32,053
Depreciation and amortization	215,333	215,333	158,502	158,502
Impairment of property and equipment	2,561	2,561	3,132	3,132
Non-cash compensation	1,116	1,116	641	641
Total costs and expenses	993,188	993,188	808,144	808,144
Income (loss) from operations	(31,152)	(31,152)	28,846	28,846
Gain on derivative instrument	2,858	2,858	1,946	1,946
Debt exchange expenses	(14,096)	(14,096)	(871)	(871)
Loss on debt extinguishment	—	—	(13,101)	(13,101)
Interest and other income	417	1,292	678	1,341
Interest expense	(144,737)	(143,742)	(81,367)	(81,362)
Loss before income taxes	(186,710)	(184,840)	(63,869)	(63,201)
Income tax (expense) benefit	17,929	17,929	(557)	(557)
Loss from continuing operations	(168,781)	(166,911)	(64,426)	(63,758)
Preferred stock dividends	(1,770)	(1,770)	(8,078)	(8,078)
Preferred stock conversion premium	—	—	(6,600)	(6,600)
Net income (loss) from continuing operations attributable to common stockholders	$(170,551)	$(168,681)	$(79,104)	$(78,436)
Basic and diluted net loss from continuing operations per share	$(1.43)	$(1.32)	$(0.61)	$(0.57)

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
(In thousands)

	As of September 30, 2004
	Maximum Cash Scenario (a)	All Stock Scenario (b)
Balance Sheet Data:
Cash and cash equivalents	$38,063	$138,063
Short term investments	105,342	105,342
Property, plant & equipment, net	575,687	575,687
Intangible assets, net	1,062,892	1,062,892
Total assets	1,967,922	2,067,922
Total debt	1,045,147	1,045,147
Stockholders' equity	412,893	512,893

(a)	Maximum cash scenario assumes that AirGate stockholders receive the maximum $100,000 cash proposed in connection with the transaction such that the number of shares of Alamosa stock issued to AirGate stockholders is reduced.

(b)	All stock scenario assumes that all AirGate stockholders elect to receive stock in connection with the transaction such that the number of shares of Alamosa stock issued to AirGate stockholders is not reduced.

COMPARATIVE PER SHARE DATA
(Unaudited)

The following table shows certain historical and pro forma per share financial information for Alamosa and AirGate. The pro forma consolidated net earnings (loss) from continuing operations per share gives effect to the merger as if it had become effective at January 1, 2003. Book value per share data is as of the date presented. The pro forma data is accounted for using the purchase method of accounting. This information is based on, and should be read together with, the historical financial information that has been presented in prior filings with the SEC and the pro forma financial information that appears elsewhere in this document. See "Where You Can Find More Information" beginning on page 95 and "Unaudited Pro Forma Condensed Consolidated Financial Information" beginning on page 75.

The pro forma financial information is not necessarily indicative of results that would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Alamosa Historical	AirGate Historical (a)	Pro Forma Consolidated		Per Equivalent AirGate Share (d)
			Maximum Cash Scenario (b)	All Stock Scenario (c)	Maximum Cash Scenario (b)	All Stock Scenario (c)
Earnings (loss) from continuing operations per share for the twelve months ended December 31, 2003 – basic and diluted	(0.81)	(6.53)	(1.43)	(1.32)	(4.10)	(3.79)
Earnings (loss) from continuing operations per share for the nine months ended September 30, 2004 – basic and diluted	(0.35)	0.09	(0.61)	(0.57)	(1.75)	(1.64)
Book value as of September 30, 2004	0.88	(6.82)	2.95	3.47	8.47	9.96

(a)	AirGate's fiscal year ends on September 30. As a result, to arrive at the information presented herein for the year ended December 31, 2003 and for the nine months ended September 30, 2004, it was necessary to conform AirGate's historical quarterly and annual consolidated financial statements. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" on page 75.

(b)	Maximum cash scenario assumes that AirGate stockholders receive the maximum $100 million cash proposed in connection with the transaction such that the number of shares of Alamosa common stock issued is reduced.

(c)	All stock scenario assumes that all AirGate stockholders receive stock in connection with the transaction such that the number of shares of Alamosa common stock issued to AirGate stockholders is not reduced.

(d)	Equivalent pro forma per share data represent the pro forma per share amounts attributed to one share of AirGate common stock that has been exchanged for stock consideration. Equivalent pro forma per share amounts are calculated by multiplying the pro forma consolidated amounts by the exchange ratio of 2.87.

RISK FACTORS RELATING TO THE MERGER

In addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risk factors in deciding whether to vote to approve the stock issuance or the merger agreement, as the case may be.

Because the Market Price of Alamosa Common Stock Will Fluctuate, AirGate Stockholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive.

Upon completion of the merger, each share of AirGate common stock you hold will be converted into the right to receive either 2.87 shares of common stock of Alamosa or cash in an amount equal to the exchange ratio of 2.87 multiplied by the average closing prices of Alamosa common stock during the 10 trading days ending the date before the completion of the merger. The 2.87 exchange ratio will not be adjusted for changes in the market price of either Alamosa common stock or AirGate common stock. Therefore, changes in the price of Alamosa common stock prior to the merger will affect the implied value of the merger consideration that AirGate stockholders will receive on the date of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our businesses, operations and prospects and regulatory considerations. Many of these factors are beyond our control. Neither of us is permitted to terminate the merger agreement or resolicit the vote of our stockholders solely because of changes in the market price of either of our common stocks.

The prices of Alamosa common stock and AirGate common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this document and on the date of the special meetings. As a result, the implied value represented by the exchange ratio will also vary. For example, based on the closing prices of Alamosa common stock during the period from December 7, 2004, the last trading day before public announcement of the merger, through January 12, 2005, the exchange ratio represented an implied value for the merger consideration ranging from a high of $35.79 to a low of $33.01 for each share of AirGate common stock. Because the date that the merger is completed may be later than the date of the special meetings, at the time of your meeting you may not know the exact value of the merger consideration that AirGate stockholders will receive upon completion of the merger.

Alamosa May Fail To Realize the Anticipated Benefits of the Merger.

The success of the merger will depend, in part, on Alamosa's ability to realize the anticipated growth opportunities, economies of scale and other benefits from combining the business of Alamosa with the business of AirGate. To realize the anticipated benefits of this combination, Alamosa's management team must develop strategies and implement a business plan that will:

•	effectively manage the networks and markets of AirGate and Alamosa;

•	effectively manage the marketing and sales of the services of AirGate and Alamosa;

•	successfully retain and attract key employees of the combined company, including management, during a period of transition and in light of the competitive employment market; and

•	maintain adequate focus on existing businesses and operations while working to integrate the two companies.

If Alamosa does not realize economies of scale and other anticipated benefits as a result of the merger, the value of Alamosa common stock may decline.

The Failure of Any Condition to the Bridge Loan Commitment Alamosa Has Entered Into May Result in Alamosa Not Having Sufficient Funds to Redeem All of the AirGate Notes that Could Be Tendered Following Completion of the Merger.

Alamosa has entered into a commitment letter with UBS Loan Finance LLC and UBS Securities LLC providing for bridge loan facilities of up to $300 million. The proceeds of these facilities would be used to repurchase any AirGate notes that are tendered following completion of the merger under the change of control put right available to AirGate noteholders, if AirGate is unable to obtain the consent of a sufficient number of AirGate noteholders to amend its indentures. See "The Merger—AirGate Notes." The commitment to close and fund the facilities is subject to a number of conditions, some of which will be outside of the control of Alamosa.

If AirGate does not obtain the requisite consents to amend its indentures and the conditions to funding under the bridge loan facility are not satisfied, Alamosa might not have access to sufficient funds or borrowing sources to repurchase all tendered notes. In such a situation, Alamosa would have to obtain funding from another source in order to complete the repurchase of all AirGate notes tendered or negotiate revised terms with the AirGate noteholders. Any such alternate source of financing may only be available on terms less attractive than those under the commitment letter.

The Market Price of the Alamosa Shares After the Merger May Be Affected By Factors Different From Those Affecting the Shares of AirGate or Alamosa Currently.

The businesses of Alamosa and AirGate differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company's shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of Alamosa or AirGate. For a discussion of the businesses of Alamosa and AirGate and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under "Where You Can Find More Information" beginning on page 95.

AirGate Stockholders Electing Cash May Receive a Portion of their Consideration in Alamosa Stock.

While each AirGate stockholder may elect to receive all cash or all Alamosa common stock in the merger, the pool of cash available for all AirGate stockholders will be a fixed amount of $100 million. As a result, if the number of AirGate stockholders who elect to receive cash would require that an amount greater than $100 million be paid to AirGate stockholders, AirGate stockholders making a cash election will receive a portion of their consideration in cash and a portion in Alamosa common stock.

If You Deliver Shares of AirGate Common Stock to Make an Election, You Will Not Be Able to Sell Those Shares Unless You Revoke Your Election Prior to the Election Deadline.

If you are an AirGate stockholder and want to make a cash or stock election, you must deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed form of election to the exchange agent. The deadline for doing this is 5:00 p.m., New York City time, on February 14, 2005, the day before the special meeting of AirGate stockholders. You will not be able to sell any shares of AirGate common stock that you have delivered, unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in AirGate common stock for any reason until you receive cash or Alamosa common stock in the merger. In the time between delivery of your shares and the closing of the merger, the trading price of AirGate or Alamosa may decrease, and you might otherwise want to sell your shares of AirGate to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining required consents and approvals.

FORWARD-LOOKING STATEMENTS

This joint proxy statement-prospectus, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, intentions, future performance and business of each of Alamosa and AirGate and other statements that are not historical facts, as well as certain information relating to the merger, including, without limitation:

•	statements about the benefits of the proposed merger between Alamosa and AirGate, including future financial and operating results;

•	statements with respect to Alamosa's plans, objectives, expectations and intentions and other statements that are not historical facts; and

•	other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects" and similar expressions.

These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the factors discussed under "Risk Factors Relating to the Merger" on page 20, as well as the following factors:

•	the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	the failure of AirGate stockholders to adopt the merger agreement and Alamosa stockholders to approve the issuance of Alamosa common stock in the merger and/or the failure to obtain approvals from regulators or other groups;

•	disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers;

•	Alamosa's and AirGate's dependence on their affiliation with Sprint;

•	shifts in populations or network focus;

•	changes or advances in technology;

•	changes in Sprint's national service plans or fee structure with Alamosa or AirGate;

•	change in population;

•	difficulties in network construction;

•	increased competition in Alamosa's and AirGate's markets; and

•	adverse changes in financial position, condition or results of operations.

Additional factors that could cause actual results to differ materially from those expressed in the forward looking statements are discussed in reports filed with the SEC by Alamosa and AirGate. See "Where You Can Find More Information" on page 95.

Forward-looking statements speak only as of the date of this joint proxy statement-prospectus or the date of any document incorporated by reference in this document. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement-prospectus and attributable to Alamosa or AirGate or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Alamosa nor AirGate undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date of this joint proxy statement-prospectus or to reflect the occurrence of unanticipated events.

ALAMOSA SPECIAL MEETING

General

This joint proxy statement-prospectus is being furnished to Alamosa stockholders in connection with the solicitation of proxies by the Alamosa board of directors to be used at the special meeting of stockholders to be held on February 15, 2005 at 8:00 a.m., local time, at The Lubbock Country Club, 3400 Mesa Road, Lubbock, Texas, and at any adjournment or postponement of that meeting. This joint proxy statement-prospectus and the enclosed form of proxy are being sent to Alamosa stockholders on or about January 14, 2005.

Record Date and Voting

The Alamosa board of directors has fixed the close of business on January 12, 2005 as the record date for determining the holders of shares of Alamosa common stock and Series B Convertible Preferred Stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of Alamosa common stock and Series B Convertible Preferred Stock at the close of business on that date will be entitled to vote at the special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were:

•	115,024,777 shares of Alamosa common stock outstanding, held by approximately 323 holders of record; and

•	478,987 shares of Alamosa Series B Convertible Preferred Stock, held by one holder of record.

Each holder of shares of Alamosa common stock and Series B Convertible Preferred Stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of that meeting. Alamosa will have a quorum to transact business if holders of a majority of the shares of Alamosa common stock and Series B Convertible Preferred Stock issued and outstanding on the record date and entitled to vote are present at the special meeting, voting together as a single class, either in person or by proxy. You will be deemed to be present if you attend the meeting or if you submit a proxy card (including through the Internet or telephone) that is received at or prior to the meeting (and not revoked).

If your proxy card is properly executed and received by Alamosa in time to be voted at the special meeting, the shares represented by your proxy card (including those given through the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide Alamosa with any instructions, your shares will be voted "FOR" the issuance of Alamosa common stock in the merger.

If your shares are held in "street name" by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares.

The only matter that we expect to be presented at the special meeting is the approval of the issuance of Alamosa common stock in the merger. If any other matters properly come before the special meeting, including, without limitation, a motion to adjourn or postpone the Alamosa special meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise, the persons named in the proxy card will vote the shares represented by all properly executed proxies on such matters in the manner determined by the persons named in the proxy card; provided, however, that no proxy that is voted against the proposed issuance of Alamosa common stock in the merger will be voted in favor of any such adjournment or postponement.

Vote Required

The approval of the issuance of Alamosa common stock in the merger requires the affirmative vote of at least a majority of the total votes cast on the proposal, as long as a quorum is present in person or by proxy. Shares as to which the "abstain" box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present.

As of the record date:

•	Alamosa directors and executive officers and their affiliates owned and were entitled to vote approximately 17,202,225 shares of Alamosa common stock and Series B Convertible Preferred Stock, representing approximately 15% of the outstanding shares of Alamosa voting stock; and

•	AirGate directors and executive officers and their affiliates owned and were entitled to vote less than 1% of the outstanding shares of Alamosa voting stock.

We currently expect that Alamosa's and AirGate's directors and executive officers will vote their shares of Alamosa stock in favor of the issuance of shares in the merger although none of them has entered into any agreement obligating them to do so.

Revocability of Proxies

The presence of a stockholder at the special meeting will not automatically revoke that stockholder's proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by:

•	Submitting a written notice of revocation dated later than the proxy one wants to revoke, before the vote is taken, to Alamosa Holdings, Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Kendall W. Cowan, Corporate Secretary;

•	Properly executing a later dated proxy (including a proxy by telephone or via the Internet) before the vote is taken; or

•	Attending the special meeting and voting in person.

If your shares are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.

Voting Electronically or by Telephone

Alamosa stockholders of record and many stockholders who hold their shares through a broker or bank will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in Alamosa's stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

Alamosa stockholders of record may submit their proxies:

•	through the Internet by visiting a website established for that purpose at http://www.proxyvoting.com/apcs and following the instructions; or

•	by telephone by calling the toll-free number 1-866-540-5760 in the United States, Puerto Rico or Canada on a touch-tone phone and following the recorded instructions.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Alamosa may solicit proxies for the special meeting from Alamosa stockholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. We will also provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. Alamosa has made arrangements with Mellon Investor Services LLC to help in soliciting proxies for the issuance of Alamosa common stock in the merger and the Alamosa special meeting and in communicating with stockholders. Alamosa has agreed to pay Mellon Investor Services LLC approximately $7,500 in the aggregate, plus expenses, for their services.

Alamosa and AirGate will share equally the expenses incurred in connection with the printing and mailing of this document.

AIRGATE SPECIAL MEETING

General

This joint proxy statement-prospectus is being furnished to AirGate stockholders in connection with the solicitation of proxies by the AirGate board of directors to be used at the special meeting of stockholders to be held on February 15, 2005 at 10:00 a.m., local time, at the offices of Paul, Hastings, Janofsky & Walker LLP at 600 Peachtree Street, N.E., Suite 2400, Atlanta, Georgia 30308, and at any adjournment or postponement of that meeting. This joint proxy statement-prospectus and the enclosed form of proxy are being sent to AirGate stockholders on or about January 14, 2005.

Record Date and Voting

The AirGate board of directors has fixed the close of business on January 12, 2005 as the record date for determining the holders of shares of AirGate common stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of AirGate common stock at the close of business on that date will be entitled to vote at the special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were 11,836,523 shares of AirGate common stock outstanding, held by approximately 133 holders of record.

Each holder of shares of AirGate common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of that meeting. In order for AirGate to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of AirGate common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card (including through the Internet or telephone) that is received at or prior to the meeting (and not revoked).

If your proxy card is properly executed and received by AirGate in time to be voted at the special meeting, the shares represented by your proxy card (including those given through the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide AirGate with any instructions, your shares will be voted "FOR" the adoption of the merger agreement.

If your shares are held in "street name" by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, which will have the same effect as a vote against the adoption of the merger agreement.

The only matter that we expect to be presented at the special meeting is the adoption of the merger agreement. If any other matters properly come before the special meeting, including, without limitation, a motion to adjourn or postpone the AirGate special meeting to another time and/or place for purposes of soliciting additional proxies in favor of adoption of the merger agreement or otherwise, the persons named in the proxy card will vote the shares represented by all properly executed proxies on such matters in the manner determined by a majority of the members of the AirGate board of directors; provided, however, that no proxy that is voted against adoption of the merger agreement will be voted in favor of any such adjournment or postponement.

Vote Required

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of AirGate common stock. Shares as to which the "abstain" box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present. The required vote of AirGate stockholders on the merger is based upon the number of outstanding shares of AirGate common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the special meeting or the abstention from voting by AirGate stockholders will have the same effect as an "AGAINST" vote with respect to this matter.

As of the record date:

•	AirGate directors and executive officers and their affiliates owned and were entitled to vote less than 1% of the outstanding shares of AirGate common stock; and

•	Alamosa directors and executive officers and their affiliates owned and were entitled to vote less than 1% of the outstanding shares of AirGate common stock.

We currently expect that AirGate's and Alamosa's directors and executive officers will vote their shares in favor of the adoption of the merger agreement, although none of them has entered into any agreement obligating them to do so.

Revocability of Proxies

The presence of a stockholder at the special meeting will not automatically revoke that stockholder's proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by:

•	Submitting a written notice of revocation dated later than the proxy one wants to revoke, before the vote is taken, to: AirGate PCS, Inc., 233 Peachtree St., N.E., Harris Tower, Suite 1700, Atlanta, GA 30303; Attention: Corporate Secretary;

•	Properly executing a later dated proxy (including a proxy by telephone or via the Internet), before the vote is taken; or

•	Attending the special meeting and voting in person.

If your shares are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.

Voting Electronically or by Telephone

AirGate stockholders of record and many stockholders who hold their shares through a broker or bank will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in AirGate's stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

AirGate stockholders of record may submit their proxies:

•	through the Internet by visiting a website established for that purpose at http://www.proxy.georgeson.com and following the instructions; or

•	by telephone by calling the toll-free number 1-800-858-0073 in the United States, Puerto Rico or Canada on a touch-tone phone and following the recorded instructions;

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of AirGate may solicit proxies for the special meeting from AirGate stockholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. We will also provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. AirGate has made arrangements with Georgeson Shareholder Communications Inc. to help in soliciting proxies for the proposed merger and the AirGate special meeting and in communicating with stockholders. AirGate has agreed to pay Georgeson Shareholder Communications Inc. approximately $17,500 in the aggregate, plus expenses for their services.

AirGate and Alamosa will share equally the expenses incurred in connection with the printing and mailing of this document.

INFORMATION ABOUT ALAMOSA

Alamosa is the largest PCS Affiliate of Sprint in terms of subscribers and has the exclusive right to provide wireless mobility communications services under the Sprint brand name in its licensed territory, which includes portions of Texas, New Mexico, Arizona, Colorado, Wisconsin, Arkansas, Illinois, Oklahoma, Kansas, Missouri, Washington and Oregon. Alamosa launched Sprint PCS products and services in its first market in June 1999 and currently operates in the 88 basic trading areas ("BTAs") assigned to it under its affiliation agreements with Sprint PCS. Alamosa offers national calling plans designed by Sprint, as well as local calling plans tailored to its market demographics, and markets Sprint PCS products and services through a number of distribution outlets located in its territory, including its own retail stores, major national distributors and local third party distributors.

At September 30, 2004, Alamosa's territory had a total population, which we refer to as "POPs," of approximately 15.8 million, of which its network covered approximately 12.3 million. The number of covered POPs in Alamosa's territory does not represent the number of wireless subscribers that Alamosa serves or expects to serve. For the nine months ended September 30, 2004, Alamosa generated $581.4 million in revenue, $88.4 million in cash flows from operating activities and reported a net loss of approximately $35.8 million. As of September 30, 2004, Alamosa had approximately 866,000 subscribers, representing a market penetration rate of approximately 7.0%.

From time to time, Alamosa investigates and holds discussions and negotiations concerning possible transactions with other companies. As of the date of this joint proxy statement-prospectus, Alamosa has not entered into any agreements or understandings with respect to any significant business combination transactions except for the transaction described in this document and in documents incorporated by reference. See "Where You Can Find More Information" on page 95. Any transaction of this type would be subject to stockholder approval only if required under applicable law or the rules of the Nasdaq National Market.

For more information about Alamosa's business, reference is made to Alamosa's Annual Report on Form 10-K for the year ended December 31, 2003 and Alamosa's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by reference into this document. See "Where You can Find More Information" on page 95.

The principal office of Alamosa is located at 5225 S. Loop 289, Lubbock, TX 79424, telephone number (806) 722-1100.

INFORMATION ABOUT AIRGATE

AirGate is a PCS Affiliate of Sprint and has the exclusive right to market and provide wireless mobility communications services under the Sprint brand name in its licensed territory, which covers portions of South Carolina, North Carolina and Georgia with attractive demographic characteristics. AirGate's territory has many vacation destinations, covers substantial highway mileage and includes a large student population, with at least 60 colleges and universities.

At September 30, 2004, AirGate's territory had a total population of approximately 7.4 million, of which its network covered approximately 6.1 million. For the year ended September 30, 2004, AirGate generated approximately $337.1 million in revenue, approximately $(405,000) in cash flows from operating activities and reported loss from continuing operations of approximately $10.1 million and net income of approximately $174.0 million. As of September 30, 2004, AirGate had approximately 385,000 subscribers, representing a market penetration rate of approximately 6.3%.

For more information about AirGate's business, reference is made to AirGate's Annual Report on Form 10-K for the year ended September 30, 2004, which is incorporated by reference into this document. See "Where You can Find More Information" on page 95.

The principal office of AirGate is located at 233 Peachtree St., N.E., Suite 1700, Harris Tower, Atlanta, GA 30303, telephone number (404) 525-7272.

THE MERGER

The following description of the material information pertaining to the merger, including the summary of the material terms and provisions of the merger agreement, and the financial advisory opinions, is qualified in its entirety by reference to the more detailed Appendices to this joint proxy statement-prospectus. We urge you to read all of the Appendices to this joint proxy statement-prospectus in their entirety.

Transaction Structure

Each of the Alamosa board of directors and the AirGate board of directors has approved the merger agreement, which provides for the merger of AirGate with and into Alamosa's wholly owned subsidiary, A-Co. Merger Sub, Inc., which we refer to as "Merger Sub." Merger Sub will be the surviving corporation in the merger. We expect to complete the merger in the first quarter of 2005. Each share of Alamosa common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of Alamosa, and each share of AirGate common stock issued and outstanding at the effective time of the merger will be converted into the right to receive either cash or Alamosa common stock, as described below. See "—Merger Consideration."

The merger agreement provides that Alamosa may change the structure of the merger. No such change will (1) alter the kind or amount of consideration to be issued to AirGate stockholders or the treatment of AirGate options; (2) adversely affect the tax consequences to AirGate stockholders in the merger; (3) materially delay any required regulatory approval; or (4) otherwise cause any closing condition not to be capable of being fulfilled (unless waived by the party entitled to its benefits).

Background of the Merger

In February 2004, AirGate completed a series of recapitalization transactions to address liquidity concerns that resulted primarily from the challenging operating environment in the wireless communications industry since the beginning of 2002. AirGate amended its credit facility and exchanged 99.4% of its then outstanding 13 1/2% notes for (1) newly-issued shares of common stock representing approximately 56.0% of the shares of AirGate common stock issued and outstanding immediately after the recapitalization and (2) $159.0 million aggregate principal amount of newly issued 9 3/8% notes. Concurrently with its recapitalization, AirGate also effected a 1-for-5 reverse stock split through an amendment and restatement of its certificate of incorporation.

The Alamosa board of directors has periodically discussed and reviewed with management various potential strategic options, including strategies to grow Alamosa's business through targeted acquisitions of other PCS Affiliates of Sprint. In this regard, the management of Alamosa has from time to time communicated informally with representatives of other PCS Affiliates of Sprint regarding industry trends and issues, their respective companies' strategic direction and the potential benefits and issues arising from potential business combination or other strategic transactions.

On August 25, 2004, David Sharbutt, Alamosa's Chairman and Chief Executive Officer, met with Thomas Dougherty, AirGate's Chief Executive Officer. Messrs. Sharbutt and Dougherty discussed, among other things, their respective companies' strategic direction and the potential benefits of a strategic business combination. At the end of the meeting, Mr. Sharbutt delivered to Mr. Dougherty a proposal for the combination of AirGate and Alamosa in a stock-for-stock merger pursuant to which AirGate stockholders would receive 2.45 shares of Alamosa common stock in exchange for each of their AirGate shares of common stock. The proposal also indicated that Alamosa was prepared to substitute cash for a portion of the total transaction consideration. At Alamosa's closing price of $8.12 per share on August 24, 2004, this proposal represented $19.89 of value per AirGate share and a 23.2% premium to AirGate's closing price on that date.

On August 26, 2004, the AirGate board of directors met and discussed the Alamosa proposal. After due consideration, the AirGate board of directors rejected the Alamosa proposal at the 2.45 exchange ratio. The decision was subsequently communicated to Alamosa.

On October 13, 2004, Messrs. Sharbutt and Dougherty met to discuss, among other things, the potential benefits of a strategic business combination. At this meeting, Mr. Sharbutt discussed with Mr. Dougherty a revised merger proposal. On October 22, 2004, AirGate received a letter from Alamosa regarding a revised merger proposal. In this revised proposal, Alamosa proposed a stock-for-stock merger pursuant to which AirGate stockholders would receive 2.80 shares of Alamosa common stock for each outstanding share of AirGate common stock. The letter stated that Alamosa would consider paying a significant portion of the consideration in cash rather than Alamosa shares. At Alamosa's closing price of $9.93 per share on October 21, 2004, this proposal represented $27.80 of value per AirGate share and a 30.8% premium to AirGate's closing price on that date.

From October 14, 2004 to November 13, 2004, members of AirGate's management and certain members of AirGate's board of directors discussed the strategic alternatives available to AirGate, including Alamosa's October 22 merger proposal.

On October 23, 2004, Alamosa engaged UBS as Alamosa's financial advisor in connection with its consideration of a potential transaction with AirGate.

On November 6, 2004, AirGate's board of directors met to discuss strategic alternatives in light of the recent offer by Alamosa. Five days later, on November 11, AirGate's board of directors met via telephone conference call with various financial advisors to discuss certain valuation methodologies for AirGate in the event the company were acquired.

On November 12, 2004, AirGate's board of directors met to further discuss Alamosa's October 22 proposal. The board of directors engaged Banc of America Securities as its financial advisor to do an economic analysis of AirGate on a stand-alone basis and as combined with possible acquirors, and Winston & Strawn LLP as its legal advisor to assist the board and management of AirGate in exploring its strategic alternatives, including a possible transaction with Alamosa.

On November 19, 2004, AirGate's board of directors met to discuss updates with respect to AirGate's strategic alternatives, including an acquisition of AirGate.

On the morning of November 22, 2004, Alamosa issued a press release announcing its proposal to combine with AirGate on the basis of the terms contained in Alamosa's October 22 letter to AirGate. The press release included a copy of the October 22 letter and indicated that Alamosa's offer would expire at the close of business on December 6, 2004, unless at that time both companies were actively engaged in substantial and meaningful negotiations regarding a definitive transaction.

On November 22, 2004, AirGate's board of directors met by telephone conference call to discuss Alamosa's proposal, as well as other strategic alternatives. After the meeting, AirGate issued a press release in which it stated that AirGate was giving serious consideration to Alamosa's proposal and that it was carefully reviewing its strategic alternatives, including continued execution of its recently developed long-term strategic plan as well as consideration of a business combination of the type described in Alamosa's October 22 letter.

On November 23, 2004, AirGate's board of directors met with its financial and legal advisors to discuss Alamosa's October 22 letter, AirGate's business, financial condition and prospects, and available strategic alternatives. On that day, AirGate engaged Banc of America Securities in connection with evaluating strategic proposals.

From November 23, 2004 through December 3, 2004, AirGate entered into confidentiality agreements with Alamosa and other parties that AirGate and its financial advisors believed may have had an interest in exploring a potential strategic transaction with AirGate. During this time, representatives of AirGate and Banc of America Securities met with Alamosa and the other interested parties to discuss the level of interest and the terms of a potential transaction with AirGate.

Beginning on November 30, 2004 and continuing through December 7, 2004, representatives of Alamosa and AirGate met at various times in Atlanta and participated in a series of telephone conference calls to conduct mutual due diligence. During that period, members of Alamosa's senior management discussed at various times the results of such due diligence investigation with members of Alamosa's board of directors, including members of the due diligence committee of the board of directors.

On November 30, 2004 and December 3, 2004, senior management of AirGate and other potential strategic acquirors, along with such parties' financial advisors, met in New York and Atlanta to discuss business due diligence and possible transaction valuations.

On December 1, 2004, AirGate's board of directors met by telephone conference call with representatives of Banc of America Securities and Winston & Strawn LLP to discuss the strategic alternatives available to AirGate. The discussions were focused primarily on the relative merits of the known potential acquirors as well as the strategic fit between AirGate and any proposed acquiror.

On December 4, 2004, AirGate's board of directors met by conference call with AirGate management and its financial and legal advisors to discuss the status of discussions with Alamosa and other interested parties. During this meeting, AirGate's board of directors considered the various alternatives to the transaction proposed by Alamosa, and received a presentation from its financial advisor. AirGate's board of directors also discussed the terms and conditions set forth in a proposed merger agreement submitted by Alamosa on December 3, as well as the relative merits of entering into a strategic acquisition versus continuing as a stand-alone company at that time. AirGate's board of directors agreed to continue discussions with Alamosa as well as other potential acquirors.

From December 4, 2004 to December 7, 2004, representatives of Alamosa and its counsel discussed with representatives of AirGate and its counsel the terms and conditions of the proposed merger agreement. The parties also discussed the structure of the transaction as well as the consideration to be paid for AirGate's shares, and legal counsel to both parties negotiated definitive documentation with respect to the proposed merger.

On December 6, 2004, AirGate's board of directors met by telephone with its legal and financial advisors and AirGate management to discuss the status of negotiations and the terms of the proposed merger agreement. AirGate's counsel discussed the terms of the proposed merger agreement as well as alternative structures proposed by Alamosa to purchase all of AirGate's outstanding common stock. The AirGate board and its advisors also discussed the merits of AirGate remaining a stand-alone company and the potential timing for entering into and consummating a merger.

On the afternoon of December 6, 2004, the Alamosa board of directors met with members of Alamosa senior management and Alamosa's legal and financial advisors. Mr. Sharbutt and other members of Alamosa's senior management reviewed with the Alamosa board of directors information regarding Alamosa, AirGate and the terms of the proposed transaction. UBS then reviewed with the Alamosa board of directors a range of matters, including the structure of the merger, business and financial information regarding the two companies, historical stock price performance, valuation methodologies and analyses and the other matters set forth in "—Opinion of Alamosa's Financial Advisor." Alamosa senior management also apprised the Alamosa board of directors of the results of its due diligence investigations of AirGate. Skadden, Arps, Slate, Meagher & Flom LLP, legal advisor to Alamosa, discussed with the Alamosa board of directors the legal standards applicable to its decisions and actions with respect to the proposed transaction and reviewed the terms of the proposed merger.

Following these presentations, the Alamosa board meeting continued with discussions and questions among the members of the Alamosa board of directors, management and Alamosa's legal and financial advisors. Following these discussions and after taking into consideration the factors described under "—Alamosa's Reasons for the Merger; Recommendation of the Stock Issuance in the Merger by the Alamosa Board of Directors," the Alamosa board of directors unanimously voted to approve the merger with AirGate on the basis of the 2.80 exchange ratio that had been proposed to AirGate, subject to UBS rendering its oral opinion (based on the final terms of the transaction) that the aggregate proposed merger consideration was fair, from a financial point of view, to Alamosa. Following the vote, in recognition of the possibility that AirGate would seek an enhancement to Alamosa's proposal, the Alamosa board of directors authorized Mr. Sharbutt to increase the merger consideration within a specified range, if necessary and appropriate in the context of ongoing negotiations with AirGate.

On the morning of December 7, 2004, Alamosa issued a press release announcing that it had entered into a confidentiality agreement with AirGate with respect to a potential combination of the two companies and that it had completed all material due diligence. Alamosa also indicated that it had confirmed to AirGate its offer of 2.80 Alamosa shares for each AirGate share and that it had decided to extend its offer through the close of business on December 8, 2004.

On December 7, 2004, AirGate entered into an employment agreement with Mr. Dougherty. Mr. Dougherty's previous employment agreement with AirGate had expired on April 15, 2004. AirGate also entered into employment agreements with William Loughman, AirGate's Vice President and Chief Financial Officer, and Roy Hadley, AirGate's Vice President, General Counsel and Secretary. These employment agreements formalized the terms of employment originally set forth in offer letters to Messrs. Loughman and Hadley, dated July 7, 2004 and June 18, 2004, respectively.

Late in the afternoon of December 7, 2004, AirGate's board of directors met with representatives from Banc of America Securities, its outside counsel and its management to discuss the status of the transaction. AirGate's management updated the AirGate board of directors on its discussions with representatives of Alamosa. AirGate's counsel detailed the issues that the board of directors must resolve prior to entering into a merger agreement, as well as the relative attractiveness of a merger given current market conditions. The board of directors also considered the difficulties of remaining a stand-alone company and discussed the potential for future acquirors to make a future improved bid for AirGate's common stock. Finally, the AirGate board of directors discussed the financial implications of entering into a merger agreement with Alamosa.

After this meeting, representatives of Alamosa and AirGate continued discussions regarding Alamosa's proposed exchange ratio of 2.80 shares of Alamosa common stock for each share of AirGate stock. Following these discussions, Alamosa increased its proposed exchange ratio to 2.87 shares of Alamosa common stock for each share of AirGate common stock and UBS rendered to Alamosa its oral opinion (subsequently confirmed in writing), as described under "—Opinion of Alamosa's Financial Advisor," that, as of the date of the opinion and based upon and subject to the considerations described in its opinion, the aggregate merger consideration to be paid by Alamosa as ultimately agreed to by the parties and as set forth in the merger agreement was fair, from a financial point of view, to Alamosa. Alamosa's board of directors approved the increase in the exchange ratio to 2.87 shares of Alamosa common stock for each share of AirGate common stock.

The Alamosa proposal as finalized during the course of the day on December 7 included a proposal for Alamosa to pay merger consideration for each share of AirGate common stock equal to 2.87 shares of Alamosa common stock. AirGate shareholders would have the right to elect to receive the per share merger consideration either in Alamosa common stock or cash, subject to the aggregate cash component of the total merger consideration received by all AirGate shareholders equaling no more than $100 million.

Later in the evening on December 7, 2004, AirGate's board of directors met again with members of AirGate's management, representatives of Banc of America Securities and Winston & Strawn LLP, and a representative from Richards, Layton & Finger, P.A., special Delaware counsel to AirGate. Outside counsel discussed with AirGate's board of directors the terms of the merger agreement, due diligence, regulatory matters, open issues and the fiduciary duties of AirGate's board of directors. Following the discussions, Banc of America Securities rendered to AirGate's board of directors its oral opinion (subsequently confirmed in writing), as described under "—Opinion of AirGate's Financial Advisor." After taking into consideration the factors described under "AirGate's Reasons For the Merger; Recommendation of the Merger by the AirGate Board of Directors", AirGate's board of directors, by unanimous vote (with one director absent), determined that the merger was advisable and fair to, and in the best interest of, AirGate and its stockholders. AirGate's board of directors subsequently approved the merger agreement and the transactions contemplated by the merger agreement, and resolved to recommend that AirGate's stockholders vote to adopt the merger agreement.

Shortly thereafter, Alamosa, Merger Sub and AirGate entered into the merger agreement. The parties issued a press release announcing the merger on the morning of December 8, 2004.

Alamosa's Reasons for the Merger; Recommendation of the Stock Issuance in the Merger by the
Alamosa Board of Directors.

The Alamosa board has determined that the merger is fair to, and in the best interests of, Alamosa and its stockholders. In approving the merger agreement, the Alamosa board consulted with its financial advisor with respect to the financial aspects of the merger and fairness of the merger consideration to Alamosa from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, the Alamosa board of directors also considered a number of factors, including the following material factors:

Strategic Considerations.    Alamosa's board believes that the merger will provide a number of significant strategic opportunities and benefits, including the following:

•	The merger provides the opportunity for Alamosa to expand its footprint to attractive markets within North Carolina, South Carolina and Georgia, and in a manner consistent with Alamosa's strategy of expanding into areas bordering on key Sprint PCS cities to provide the potential for roaming travel traffic from Sprint PCS customers and marketing overlap by Sprint PCS into Alamosa territories. In this regard, the Alamosa board also considered the fact that Alamosa's decentralized management model together with the advantages of the Sprint PCS affiliate program facilitates Alamosa's expansion into, and operation of properties in, non-contiguous footprints.

•	The combined company will be the largest PCS affiliate of Sprint in terms of POPs (23.2 million at September 30, 2004), covered POPs (18.4 million at September 30, 2004) and subscribers (1.25 million at September 30, 2004), representing over 40% of the aggregate subscribers in the Sprint PCS affiliate program.

•	The expectation that the increased scale and scope resulting from the merger will strengthen Alamosa's relationship with Sprint PCS.

•	The belief that the merger will position Alamosa as the consolidator among PCS Affiliates of Sprint, which should appeal to investors. In this regard, the board noted that since 2000 Alamosa has completed acquisitions of other PCS Affiliates of Sprint with an aggregate value of over $690 million (based on Alamosa's stock price prior to the announcement of each transaction).

Expected Operating and Financial Benefits.    Alamosa's board believes that the merger will provide a number of significant operating and financial benefits, including the following:

•	The increased scale and scope of the combined business will provide Alamosa with a stronger capital structure and better access to capital at a lower cost.

•	The combined company's common stock should appeal to a broader investor group due to its significantly increased market capitalization.

•	Alamosa believes that its revenue, cash flow from operations and earnings will be enhanced as a result of the merger.

•	Applying the potential cost savings and other assumptions described below under "—Opinion of Alamosa's Financial Advisor," the merger is expected to be accretive to Alamosa's estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, per share and estimated EBITDA less capital expenditures per share for calendar years 2004 through 2007.

Other Factors Considered by the Alamosa Board of Directors.    In addition to considering the strategic, operating and financial factors considered above, the Alamosa board of directors considered the following additional factors, all of which it viewed as supporting its decision to approve the merger:

•	Historical information concerning the business, results of operations, financial condition and capital structure of Alamosa and AirGate, both on an historical and prospective basis, and the performance of and current market prices for Alamosa and AirGate common stock, which comparisons generally supported the board's determination as to the relative values of Alamosa, AirGate and the combined company.

•	The results of the due diligence review of AirGate's businesses and operations.

•	Current industry, economic and market trends, including the likelihood of increasing and broadening competition in the wireless industry.

•	The financial analyses and presentations of Alamosa's financial advisor, UBS, and its opinion that as of the date of the opinion, and based on and subject to the assumptions, qualifications and limitations described in such opinion, the aggregate merger consideration to be paid by Alamosa in the proposed transaction was fair, from a financial point of view, to Alamosa (see "—Opinion of Alamosa's Financial Advisor").

•	The expectation that the Alamosa merger would be accomplished on a tax-free basis for federal income tax purposes for Alamosa and its stockholders (see "—Material United States Federal Income Tax Consequences of the Merger").

•	The terms and conditions of the merger agreement, including the fact that the merger agreement is not subject to termination regardless of any change in the trading prices of either company's stock between signing of the merger agreement and closing, and the absence of price protection provisions.

•	The provisions of the merger agreement designed to restrict the ability of AirGate to solicit third party acquisition proposals, and the provisions of the merger agreement providing for the payment of termination fees in specified events. See "—Termination of the Merger Agreement—Termination Fees."

•	The likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals without unacceptable conditions.

•	Alamosa management's experience in implementing previous merger transactions.

Alamosa's board of directors also considered the potential risks of the merger, including the following:

•	The risk that the benefits sought from the merger would not be fully achieved.

•	The management distraction inherent in integrating AirGate with Alamosa.

•	The fact that completion of the merger will trigger a change of control put right under AirGate's outstanding debt securities.

The foregoing discussion of the information and factors considered by the Alamosa board of directors is not exhaustive, but includes all material factors considered by the Alamosa board of directors. In view of the wide variety of factors considered by the Alamosa board of directors in connection with its evaluation of the merger and the complexity of such matters, the Alamosa board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Alamosa board of directors conducted a discussion of the factors described above, including asking questions of Alamosa's management and Alamosa's legal and financial advisors, and reached general consensus that the merger was in the best interests of Alamosa and Alamosa stockholders.

In considering the factors described above, individual members of the Alamosa board of directors may have given different weights to different factors. It should be noted that this explanation of the Alamosa board's reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Forward-Looking Statements" on page 22.

The Alamosa board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Alamosa and its stockholders. Accordingly, the Alamosa board of directors approved the merger agreement and recommends that Alamosa stockholders vote "FOR" approval of the issuance of Alamosa common stock in the merger.

AirGate's Reasons for the Merger; Recommendation of the Merger by the AirGate Board of Directors

The AirGate board has determined that the merger agreement is fair to, and in the best interests of, AirGate and its stockholders. In approving the merger agreement, the AirGate board consulted with its financial advisor with respect to the financial aspects of the merger and fairness of the merger consideration to AirGate stockholders from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, the AirGate board of directors also considered a number of factors, including the following material factors:

•	The AirGate board of directors' determination that an acquisition of AirGate by Alamosa was a better option for maximizing AirGate's stockholder value than executing AirGate's long-term strategic plan or entering into an acquisition agreement at a later date, based upon such determinative factors as (a) the board's belief, after consultation with its financial advisor, of the relative likelihood that other potential acquirors with the financial resources to consummate an acquisition would submit competitive proposals to that submitted by Alamosa, (b) discussions with other potential bidders that yielded no immediate alternative opportunities for an acquisition of AirGate, (c) the potential harm to AirGate's business of discussions with an alternative bidder that did not present a significant likelihood of achieving a successful transaction, (d) the risk of loss of an opportunity to enter into a transaction with Alamosa, both presently and in the future, and (e) the lack of assurance that there would be another opportunity for AirGate's stockholders to receive as significant a premium as that contemplated by the proposed transaction.

•	The oral opinion of Banc of America Securities, which was subsequently confirmed in writing, delivered to AirGate's board of directors that, as of December 7, 2004 and based upon and subject to the assumptions made, matters considered and qualifications and limitations on the review undertaken set forth in the opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to AirGate's stockholders (which opinion is attached hereto as Appendix C and incorporated herein by reference) and the presentation by, and discussions with, representatives of Banc of America Securities as to matters relevant to such opinion, as described in "—Background of the Merger" above. AirGate's board of directors also considered that Banc of America Securities was entitled to receive a fixed fee upon delivery of its opinion and that, upon the consummation of the merger, Banc of America Securities will become entitled to a percentage transaction fee based upon the consideration being paid pursuant to the merger in consideration of providing financial advice to AirGate's board of directors.

•	The historical and current market prices and trading volume of AirGate's common stock, and the premiums that Alamosa's proposed exchange ratio for the common stock represented compared to the closing price of AirGate's common stock on October 21, 2004, the day before Alamosa's initial offer to AirGate, as well as the price of AirGate's common stock since December 5, 2003, as well as the higher valuations recently commanded by AirGate and its competitors compared to the prior several years.

•	Presentations by and discussions with senior management of AirGate and representatives of Banc of America Securities and Winston & Strawn LLP regarding the principal terms of the merger agreement and other ancillary documents.

•	The increased trend in the wireless communication industry towards greater consolidation and the attractiveness of AirGate as a potential takeover target, especially in light of its recent restructuring that left AirGate with a favorable capitalization structure compared to its competitors.

•	The risk of AirGate remaining a stand-alone company, including (a) its potential decline in stock price off of its recent significant increase if AirGate rejected Alamosa's offer, (b) its increased capital requirements, (c) the challenges associated with accelerating growth in a more mature market, (d) its small size compared to its competitors, (e) the ability to execute a future acquisition and (f) the ability to raise new equity through a secondary offering to fund capital expenditure requirements and the resulting dilution of existing stockholders.

•	The negotiations between AirGate and Alamosa, including increases in the exchange ratio to be received by AirGate's shareholders from 2.80 shares of Alamosa stock to 2.87 shares of Alamosa stock (or the equivalent cash consideration) per share of AirGate common stock.

•	The cash/stock election offered by Alamosa, which allows AirGate's stockholders to elect to receive (a) cash, and thus provide certainty as to the value they will receive in the proposed transaction, or (b) stock, and thus share in the long-term growth potential of Alamosa, without recognizing any immediate gain or loss except to the extent of any cash received.

•	The strategic benefits of a combination with a larger company and the creation of the largest PCS Affiliate of Sprint, including (a) the lower cost of capital and subsequent potential for greater capital expenditures, (b) the potential for larger economies of scale, (c) the increase in float and liquidity, along with access to a greater investor base due to the increased market capitalization, (d) the geographic diversification of AirGate's business once combined with Alamosa, and (e) the lower risk of executing AirGate's long-term strategic plan, including the expansion of networks and the potential for further strategic acquisitions.

•	The attractiveness of Alamosa as a potential acquiror compared to other PCS Affiliates of Sprint, especially in light of its ability to execute the transaction, its financial flexibility, its highly-regarded management team, its significant scale, its high growth rate, its public float and its strong interest in AirGate.

•	That pursuant to the merger agreement and subject to certain terms and conditions, prior to obtaining AirGate's stockholders approval, AirGate's board of directors may engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written acquisition proposal by such person first made after the date of the merger agreement which AirGate's board of directors concludes in good faith (after consultation with outside counsel and its financial advisor) constitutes or could reasonably be expected to lead to a superior proposal. See "—No Solicitation of Alternative Transactions."

•	That Alamosa must pay to AirGate a termination fee of $11,000,000 if Alamosa's stockholders do not approve the issuance of Alamosa common stock in the merger or if the merger agreement is terminated under specified circumstances. See "—Termination of the Merger Agreement—Termination Fees."

•	The ability of AirGate's stockholders who object to the merger to obtain "fair value" for their shares if they exercise and perfect their appraisal rights under Delaware law.

Additionally, the AirGate board of directors considered the risks of the proposed transaction, including:

•	The possibility that the merger may not be completed, which would divert significant resources and would have a negative impact on AirGate's operations.

•	That AirGate is required to pay Alamosa a termination fee of $11,000,000 under specified circumstances. See "—Termination of the Merger Agreement—Termination Fees."

•	The potential effects of the announcement of the merger on employees and customers.

•	The transaction costs that would be incurred in connection with the merger.

•	The necessity to obtain regulatory approvals required to consummate the merger, including the expiration of any waiting period under the HSR Act.

•	The limitations imposed on AirGate's business by the terms and conditions of the merger agreement, including the limitations on soliciting alternative business transactions.

•	Other risks described in this joint proxy statement-prospectus under the section "Risk Factors Relating to the Merger."

The foregoing discussion of the information and factors considered by the AirGate board of directors is not exhaustive, but includes all material factors considered by the AirGate board of directors. In view of the wide variety of factors considered by the AirGate board of directors in connection with its evaluation of the merger and the complexity of such matters, the AirGate board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The AirGate board of directors conducted a discussion of the factors described above, including asking questions of AirGate's management and AirGate's legal and financial advisors, and reached general consensus that the merger was in the best interests of AirGate and AirGate stockholders.

In considering the factors described above, individual members of the AirGate board of directors may have given different weights to different factors. It should be noted that this explanation of the AirGate board's reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Forward-Looking Statements" on page 22.

For the reasons set forth above, the AirGate board of directors has approved the merger agreement as advisable and in the best interests of AirGate and its stockholders and recommends that the AirGate stockholders vote "FOR" the adoption of the merger agreement.

Opinion of Alamosa's Financial Advisor

On December 7, 2004, UBS delivered to the Alamosa board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated the same date, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in the opinion, the aggregate merger consideration to be paid by Alamosa in the proposed transaction was fair, from a financial point of view, to Alamosa.

The full text of UBS' opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The opinion is attached as Appendix B and is incorporated into this joint proxy statement-prospectus by reference. UBS' opinion is directed only to the fairness, from a financial point of view, of the merger consideration to be paid by Alamosa and does not address any other aspect of the proposed transaction or any related transaction. The opinion does not address the relative merits of the proposed transaction as compared to other business strategies or transactions that might be available to Alamosa or the underlying business decision of Alamosa to effect the proposed transaction. The opinion does not constitute a recommendation to any shareholder of Alamosa as to how to vote with respect to any matter. At Alamosa's direction, UBS was not asked to, and it did not, offer any opinion as to the material terms of the merger agreement or the form of the proposed transaction. UBS expressed no opinion as to what the value of Alamosa common stock would be when issued in the proposed transaction or the prices at which Alamosa common stock would trade in the future. In rendering its opinion, UBS also assumed, at the direction of Alamosa, that the final executed merger agreement would not differ in any material respect from the draft merger agreement that UBS examined prior to rendering its opinion, and that each of Alamosa and AirGate would comply with all material terms of the merger agreement. You are encouraged to read the opinion carefully in its entirety. The summary of UBS' opinion below is qualified in its entirety by reference to the full text of UBS' opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and historical financial information relating to Alamosa and AirGate;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Alamosa, including estimates and financial forecasts prepared by management of Alamosa, that were provided to UBS by Alamosa and not publicly available;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of AirGate, including estimates and financial forecasts prepared by the management of AirGate and not publicly available;

•	reviewed financial forecasts for AirGate prepared by the management of AirGate as adjusted by the management of Alamosa;

•	conducted discussions with members of the senior managements of Alamosa and AirGate concerning the businesses and financial prospects of Alamosa and AirGate;

•	reviewed publicly available financial and stock market data with respect to certain other companies in lines of business UBS believed to be generally comparable to those of Alamosa;

•	considered certain pro forma effects of the proposed transaction on Alamosa's financial statements and reviewed certain estimates of synergies prepared by Alamosa management;

•	reviewed a draft dated December 7, 2004 of the merger agreement; and

•	conducted other financial studies, analyses and investigations, and considered other information, as UBS deemed necessary or appropriate.

In connection with its review, at the direction of Alamosa, UBS did not assume any responsibility for independent verification of any of the information that was provided to or reviewed by UBS for the purpose of its opinion and, with the consent of Alamosa, UBS relied on that information being complete and accurate in all material respects. In addition, at the direction of Alamosa, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Alamosa or AirGate, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, pro forma effects and calculations of synergies that it reviewed that were prepared or adjusted by Alamosa, UBS assumed, at the direction of Alamosa, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Alamosa as to the future performance of AirGate and Alamosa. In addition, UBS assumed, with Alamosa's approval, that the future financial results of AirGate, including synergies, estimated by Alamosa management will be achieved at the times and in the amounts projected by Alamosa management. In rendering its opinion, UBS assumed, with the consent of Alamosa, that the proposed transaction will qualify as a tax-free reorganization for United States federal income tax purposes. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction will be obtained without any material adverse effect on Alamosa, AirGate or the proposed transaction. UBS' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS as of, the date of its opinion.

Summary of Financial Analysis of UBS Securities LLC, Alamosa's Financial Advisor

In connection with rendering its opinion, UBS performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected public companies summarized below, no company used as a comparison is either identical or directly comparable to Alamosa or AirGate. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS' analyses and opinion. None of the analyses performed by UBS were assigned greater significance or reliance by UBS than any other. UBS did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support UBS' opinion. UBS arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The decision to enter into the merger agreement and to agree to the merger consideration negotiated between Alamosa and AirGate was solely that of the Alamosa board of directors. UBS' opinion and financial analyses were among many factors considered by the Alamosa board of directors in its evaluation of the proposed transaction.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Alamosa board of directors on December 6, 2004. See "—Background of the Merger" above. Prior to the December 6 board meeting, Alamosa had proposed a transaction with AirGate at an exchange ratio of 2.80x. In connection with the rendering of its written opinion on December 7, 2004, UBS performed procedures to update certain of its analyses to reflect the final terms of the proposed transaction that were negotiated between Alamosa and AirGate, including the increase in the final exchange ratio from 2.80x to 2.87x. These updates to the material financial analyses performed by UBS are included in the summary below.

The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS' financial analyses.

Analysis of Selected Public Companies

UBS compared selected financial information and operating statistics of Alamosa and AirGate to corresponding financial information and operating statistics of the following selected publicly held PCS Affiliates of Sprint that UBS considered reasonably comparable, in certain respects, to Alamosa and AirGate, and which are referred to as the Selected PCS Affiliates of Sprint:

•	Horizon PCS, Inc.

•	iPCS, Inc.

•	UbiquiTel Inc.

•	US Unwired Inc.

In addition, UBS compared the following additional publicly held wireless telecommunications service providers that are not PCS Affiliates of Sprint that UBS considered reasonably comparable, in certain respects, to Alamosa and AirGate:

•	Leap Wireless International, Inc.

•	Nextel Partners, Inc.

•	Triton PCS Holdings, Inc.

UBS calculated the multiples of enterprise value (which consists of market value of the particular company's equity, plus the particular company's debt and minority interest, less cash and cash equivalents) to the following financial information and operating statistics for each of Alamosa, AirGate and the selected companies based on closing stock prices as of December 3, 2004:

•	the total population within the particular company's license coverage areas, or Total POPs;

•	the total population currently served by the operating network of the particular company, or Covered POPs;

•	subscribers;

•	calendar years 2004, 2005 and 2006 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA; and

•	calendar years 2004 and 2005 estimated EBITDA less estimated capital expenditures.

Estimated financial data for the selected companies was based on various publicly available Wall Street research reports. UBS utilized estimated financial data for Alamosa and AirGate as provided by Alamosa's management. UBS then calculated the mean, median, high and low enterprise value multiples for (1) the Selected PCS Affiliates of Sprint as a group, which for purposes of this analysis UBS included AirGate, and (2) all of the selected companies, Alamosa and AirGate as a group. At the December 6 Alamosa board meeting, UBS compared these multiples to the implied multiples for AirGate based on exchange ratios of 2.80x, 2.90x and 3.00x. In connection with the rendering of its written opinion, UBS performed procedures to update and confirm this analysis to reflect the final terms of the proposed transaction that were negotiated between Alamosa and AirGate, including the increase in the final exchange ratio from 2.80x to 2.87x. The results of UBS' calculations are presented in the table below:

	Enterprise Value /
	(As of September 30, 2004)			EBITDA			EBITDA less Capital Expenditures
	Total POPs	Covered POPs	Subscribers	2004	2005	2006	2004	2005
Selected PCS Affiliates of Sprint (includes AirGate)
Mean	$69	$90	$1,865	11.3x	9.5x	7.8x	17.8x	16.6x
Median	83	105	1,672	10.8	9.8	7.9	19.8	15.7
High	97	123	2,654	13.7	11.0	8.7	22.0	25.9
Low	35	47	1,424	9.5	8.3	6.8	13.6	10.5
Overall (includes Alamosa and AirGate)
Mean	81	106	2,143	11.4	9.7	7.8	19.1	17.4
Median	83	105	1,672	10.8	9.8	7.5	19.8	15.7
High	149	192	4,495	18.4	13.6	10.7	33.0	25.9
Low	32	47	1,113	6.9	6.5	6.0	11.9	10.1

AirGate Based on 2.80x Exchange Ratio	$84	$103	$1,626	9.2x	8.1x	6.8x	13.2x	15.3x
AirGate Based on 2.90x Exchange Ratio	86	105	1,663	9.4	8.3	6.9	13.5	15.6
AirGate Based on 3.00x Exchange Ratio	88	107	1,700	9.6	8.5	7.1	13.8	15.9

AirGate Based on 2.87x Exchange Ratio	$85	$103	$1,639	9.3x	8.2x	6.8x	13.3x	15.4x

Discounted Cash Flow Analysis

UBS performed discounted cash flow analyses of both AirGate and Alamosa for the purpose of determining the exchange ratio ranges implied by the equity value ranges for each share of Alamosa common stock and AirGate common stock based on a range of discount rates and terminal value multiples. As described below, these per share equity values were calculated by discounting to December 31, 2004, the present value of the unlevered, after-tax free cash flows that Alamosa management expects each company to generate during calendar years 2005 through 2009, the present value of terminal values implied by applying a multiple range of 7.0x to 9.0x to each company's estimated calendar year 2009 EBITDA and the present value of the benefits of the net operating losses, or NOLs, for each company that Alamosa management expects to be able to utilize against taxable income on a go-forward basis, as adjusted for each company's projected cash and total debt outstanding as of December 31, 2004, as provided by Alamosa's management. UBS then derived implied exchange ratio reference ranges based on the implied equity values ranges per share for each company that were calculated on a fully diluted basis, with proceeds from outstanding in-the-money options applied to each company's cash balance.

AirGate.    UBS calculated the estimated unlevered, after-tax free cash flows that AirGate is expected to generate during calendar years 2005 through 2009 based on financial forecasts that were provided by Alamosa management that derived from forecasts provided by AirGate management, which forecasts as provided by Alamosa management are referred to as the AirGate Forecasts. The cash flows and terminal values were then discounted to the present value using a range of discount rates of 11.5% to 13.5%, which were based on the estimated weighted average cost of capital of AirGate as well as selected publicly traded companies. In addition, UBS calculated estimated utilization of NOLs of AirGate against taxable income on a go-forward basis, based on estimates provided by Alamosa. The NOL benefits calculated were discounted to present value using an estimated cost of equity of AirGate. In order to derive equity value ranges for AirGate, the present value of the cash flows, terminal values and NOL benefits were then adjusted for AirGate's projected cash and total debt outstanding as of December 31, 2004, as provided by Alamosa's management. UBS also calculated the equity value per share of AirGate common stock assuming additional adjustments to the AirGate Forecasts provided by Alamosa's management described below, which are referred to as the AirGate Forecasts Including Synergies. The AirGate Forecasts Including Synergies reflected Alamosa management's estimates of $10.0 million of annual cost savings and other synergies for calendar years 2005 through 2009 and $5.0 million of additional operating losses in calendar year 2005 and $15.0 million of additional capital expenditures in calendar year 2005 that Alamosa management estimates would be required to achieve the forecasted synergies.

Alamosa.    UBS calculated the estimated unlevered, after-tax free cash flows that Alamosa is expected to generate during calendar years 2005 through 2009 based on financial forecasts and estimates provided by Alamosa's management. The cash flows and terminal values were then discounted to present value using a range of discount rates of 11.0% to 13.0%, which were based on the estimated weighted average cost of capital of Alamosa as well as selected publicly traded companies. In addition, UBS calculated estimated utilization of NOLs of Alamosa against taxable income on a go-forward basis, based on estimates provided by Alamosa. The NOL benefits calculated were discounted to present value using an estimated cost of equity of Alamosa. In order to derive equity value ranges for Alamosa, the present value of the cash flows, terminal values and NOL benefits were then adjusted for Alamosa's projected cash and total debt outstanding as of December 31, 2004, as provided by Alamosa's management.

Using the AirGate Forecasts, this analysis indicated an implied exchange ratio reference range of 2.93x to 3.16x. Using the AirGate Forecasts Including Synergies, this analysis indicated an implied exchange ratio reference range of 3.37x to 3.56x.

Implied Historical Exchange Ratio Analysis

UBS reviewed the historical ratio of AirGate's daily closing stock price to Alamosa's daily closing stock price on December 3, 2004 and AirGate's average daily closing stock price to Alamosa's average daily closing stock price over the one week, one-month, two-month, three-month and six-month periods preceding December 3, 2004. This analysis indicated the following implied exchange ratios:

Period Ended December 3, 2004	Implied Exchange Ratio
One Day	2.92x
One-Week Average	2.95x
One-Month Average	2.63x
Two-Month Average	2.46x
Three-Month Average	2.42x
Six-Month Average	2.33x

Relative Contribution Analysis

UBS performed a relative contribution analysis to compare the operating and financial contribution of Alamosa and AirGate to the pro forma combined company on a percentage basis, based on the various operating and financial measurement factors described below, to the percentage of the total enterprise value of the pro forma combined company contributed by Alamosa and AirGate that is implied by: (a) the exchange ratio of 2.92x, the exchange ratio that was implied by the ratio of AirGate's closing stock price to Alamosa's closing stock price as of December 3, 2004 which exchange ratio UBS reviewed with Alamosa's board of directors on December 6, 2004, (b) the exchange ratios of 2.80x, 2.90x and 3.00x that UBS reviewed with the Alamosa board of directors on December 6, 2004, and (c) the final 2.87x exchange ratio agreed to by AirGate's and Alamosa's boards of directors. In performing this analysis, UBS estimated the pro forma contribution of each of AirGate and Alamosa on a percentage basis with respect to Total POPs, Covered POPs, subscribers, EBITDA for the last twelve months, or LTM, estimated EBITDA for calendar years 2004, 2005 and 2006 and estimated EBITDA less estimated capital expenditures for calendar years 2004, 2005 and 2006 utilizing publicly disclosed data and financial forecasts and estimates for both AirGate and Alamosa as provided by Alamosa's management. This analysis indicated the following contribution percentages:

	Alamosa	AirGate
Total POPs (As of September 30, 2004)	68.1%	31.9%
Covered POPs (As of September 30, 2004)	66.8%	33.2%
Subscribers (As of September 30, 2004)	69.3%	30.7%
LTM EBITDA	72.7%	27.3%
2004 EBITDA	72.6%	27.4%
2005 EBITDA	75.7%	24.3%
2006 EBITDA	77.4%	22.6%
2004 EBITDA less Capital Expenditures	65.9%	34.1%
2005 EBITDA less Capital Expenditures	76.1%	23.9%
2006 EBITDA less Capital Expenditures	81.1%	18.9%

Enterprise Value Based on a 2.92x Exchange Ratio	78.6%	21.4%
Enterprise Value Based on a 2.80x Exchange Ratio	79.0%	21.0%
Enterprise Value Based on a 2.90x Exchange Ratio	78.7%	21.3%
Enterprise Value Based on a 3.00x Exchange Ratio	78.3%	21.7%

Enterprise Value Based on 2.87x Exchange Ratio	78.8%	21.2%

Pro Forma EBITDA Per Share and EBITDA less Capital Expenditures Per Share Analysis

UBS analyzed the pro forma impact of the proposed transaction on the estimated EBITDA per share of Alamosa common stock and estimated EBITDA less estimated capital expenditures per share of Alamosa common stock for calendar years 2004 through 2007 based on the financial forecasts and estimates for Alamosa as provided by Alamosa management and, with respect to AirGate, both the AirGate Forecasts and the AirGate Forecasts Including Synergies. As part of this analysis, UBS analyzed the pro forma impact of the proposed transaction assuming that the aggregate merger consideration to be paid by Alamosa would consist of (1) 100% Alamosa common stock and (2) $100 million in cash with the remainder in Alamosa common stock.

Based on the foregoing analyses, UBS calculated that the proposed transaction would be accretive to Alamosa's estimated EBITDA per share and estimated EBITDA less capital expenditures per share for calendar years 2004 through 2007 based on exchange ratios of 2.80x, 2.90x and 3.00x (which were compared by UBS with the Alamosa board of directors on December 6, 2004), and based on the exchange ratio of 2.87x provided for in the proposed transaction as reviewed by UBS in connection with the rendering of its written opinion (except for estimated EBITDA less capital expenditures per share for calendar 2006 based on the AirGate Forecasts and a 3.00x exchange ratio and the assumption that the merger consideration to be paid by Alamosa would consist entirely of Alamosa common stock, which was calculated to be dilutive).

Other Factors

In rendering its opinion, UBS also reviewed and considered other factors, including:

•	historical trading prices and trading volumes of Alamosa's common stock and AirGate's common stock during the period from January 1, 2004 through December 3, 2004 as compared to the historical performance of the NASDAQ Composite Index and the historical stock price performance and trading volume of each of the Selected PCS Affiliates of Sprint and Sprint Corporation over the same time period; and

•	the potential pro forma financial effect of the proposed transaction on estimated EBITDA and credit statistics of Alamosa.

Miscellaneous

Under the terms of its engagement, Alamosa has agreed to pay UBS customary fees for its financial advisory services, a significant majority of which are payable upon the consummation of the proposed transaction. In addition, Alamosa has agreed to reimburse UBS for its reasonable expenses, including fees and disbursements of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Alamosa selected UBS as a financial advisor in connection with the transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and is familiar with Alamosa and its business. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

UBS and its predecessors and affiliates have provided services in the past to Alamosa and AirGate, including acting in January 2004, as sole book running manager on Alamosa's 8.500% senior notes offering and in November 2003, as sole financial advisor to Alamosa on its exchange offering for its 12.500% senior notes, 13.625% senior notes and 12.875% senior notes, for which services UBS and its predecessors and affiliates have received customary compensation. In addition, Alamosa has also entered into a bridge loan commitment with UBS Loan Finance LLC and UBS, pursuant to which Alamosa will pay UBS Loan Finance LLC and UBS customary fees. See "—AirGate Notes—Bridge Loan Commitment." In the ordinary course of business, UBS, its successors and affiliates have traded and may trade in the securities of Alamosa and AirGate, for their own accounts and the accounts of their customers, and accordingly, may at any time hold a long or short position in those securities.

Opinion of AirGate's Financial Advisor

On November 23, 2004, the board of directors of AirGate retained Banc of America Securities to act as its financial advisor in connection with assisting AirGate in evaluating strategic proposals. Banc of America Securities is a nationally recognized investment banking firm. Banc of America Securities is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. AirGate selected Banc of America Securities to act as its financial advisor on the basis of Banc of America Securities' experience and expertise in transactions similar to the merger, its reputation in the wireless telecommunications industry and investment community and its historical investment banking relationship with AirGate.

On December 7, 2004, Banc of America Securities delivered to AirGate's board of directors its oral opinion, which opinion was subsequently confirmed by delivery of a written opinion, that, as of such date and based on and subject to the various assumptions and limitations set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to AirGate's stockholders.

We have attached the full text of Banc of America Securities' written opinion to the AirGate board of directors as Appendix C, which is incorporated by reference into this joint proxy statement-prospectus in its entirety. The opinion sets forth the assumptions made, procedures followed, other matters considered and limitations of the review undertaken. You should read this opinion carefully and in its entirety. However, we have also included the following summary of Banc of America Securities' opinion, which is qualified in its entirety by reference to, and not a substitute for, the full text of the opinion.

Banc of America Securities' analyses and opinion were prepared for and are directed to the AirGate board of directors. It does not constitute an opinion or recommendation to you on how to vote with respect to the merger. The opinion addresses only the fairness, from a financial point of view, of the consideration to be received by stockholders of AirGate in the merger. The opinion does not address the relative merits of the merger or any alternatives to the merger, the underlying decision of the AirGate board of directors to proceed with or effect the merger or any other aspect of the merger. In furnishing its opinion, Banc of America Securities did not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.

Banc of America Securities:

•	reviewed certain publicly available financial statements and other business and financial information of AirGate and Alamosa that Banc of America Securities deemed relevant to its analysis;

•	reviewed certain internal financial statements and other financial and operating data concerning AirGate and Alamosa, respectively;

•	reviewed certain independent research analysts' (a) estimates of the future financial performance of AirGate and Alamosa, and (b) price targets for AirGate common stock and Alamosa common stock, that Banc of America Securities deemed relevant to its analysis;

•	analyzed certain financial forecasts prepared by the managements of AirGate and Alamosa, respectively, and reviewed and discussed the past and current operations, financial condition and prospects of AirGate with senior executives of AirGate and reviewed and discussed the past and current operations, financial condition and prospects of Alamosa with senior executives of Alamosa;

•	reviewed and discussed with senior executives of AirGate and Alamosa information relating to certain strategic, financial and operational benefits anticipated from the merger;

•	reviewed the potential pro forma impact of the merger on the future financial performance of Alamosa, including the potential effect on Alamosa's pro forma earnings per share;

•	reviewed information relating to the relative contributions of AirGate and Alamosa to the combined company;

•	reviewed and compared with certain other publicly traded companies that Banc of America Securities deemed relevant, the financial performance of AirGate and Alamosa, the strategic and competitive position of AirGate and Alamosa and the reported prices and trading activity of AirGate common stock and Alamosa common stock, respectively;

•	reviewed and compared with certain other publicly traded companies Banc of America Securities deemed relevant, the available spectrum of AirGate and the cost of independently acquiring additional spectrum;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other business combination transactions Banc of America Securities deemed relevant;

•	reviewed the results of Banc of America Securities' efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of AirGate;

•	participated in discussions and negotiations among representatives of AirGate and Alamosa and their respective financial and legal advisors; and

•	performed such other analyses and considered such other factors as Banc of America Securities have deemed appropriate.

Banc of America Securities reviewed the December 6, 2004 draft merger agreement and certain related documents in arriving at its opinion.

Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by Banc of America Securities for the purposes of the opinion. Banc of America Securities also made the following assumptions with the consent of the AirGate board of directors:

•	with respect to the financial forecasts for AirGate and Alamosa provided to Banc of America Securities by management of each company, including information relating to certain strategic, financial and operational benefits anticipated from the merger, on the advice of each company's management, that (1) the forecasts were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the management of AirGate and Alamosa at the time of preparation as to the future financial performance of both companies and (2) the forecasts provide a reasonable basis on which Banc of America Securities could form its opinion;

•	that there were no material changes in the assets, financial condition, results of operations, business or prospects of either of the companies since the respective dates of the last financial statements made available to Banc of America Securities;

•	that the merger will be completed in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations; and

•	that the final executed merger agreement will not differ in any material respect from the December 6, 2004 agreement reviewed by Banc of America Securities and that the merger will be consummated as provided in the December 6, 2004 draft merger agreement (except that Banc of America used the final 2.87 exchange ratio agreed to by AirGate and Alamosa), with full satisfaction of all covenants and conditions set forth in the agreement, and without waiver by AirGate of any of the covenants or conditions to its obligations that are contained in the agreement.

In addition, for purposes of its opinion, Banc of America Securities:

•	did not make any independent evaluation, appraisal or physical inspection of any of the assets or liabilities of AirGate or Alamosa, nor did Banc of America Securities receive any such appraisals; and

•	at the direction of the AirGate board of directors, made certain assumptions with respect to the risks associated with certain strategic initiatives proposed by the management of AirGate and the potential effects of such risks on the future financial performance of AirGate.

It is understood that Banc of America Securities' opinion was for the benefit and use of the board of directors of AirGate in connection with and for purposes of its evaluation of the merger and was not rendered to or for the benefit of, and did not confer rights or remedies to, any person other than the board of directors. Banc of America Securities' opinion was based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Accordingly, subsequent developments may affect the opinion, and Banc of America Securities does not have any obligation to update, revise, or reaffirm its opinion. Banc of America Securities was not requested to opine as to, and its opinion does not in any manner address AirGate's underlying business decision to proceed with or effect the merger or whether any alternative transaction might produce consideration in an amount in excess of what is contemplated in the merger. The opinion does not in any manner address the prices at which the Alamosa common stock will trade following consummation of the merger. In addition, Banc of America express no opinion or recommendation as to how the stockholders of AirGate and Alamosa should vote at the respective stockholders' meetings held in connection with the merger.

The following represents a brief summary of the material financial analyses performed by Banc of America Securities in connection with providing its opinion to the AirGate board of directors. Some of the summaries of financial analyses performed by Banc of America Securities include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, you should read the tables together with the rest of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities.

Valuation Analyses Regarding AirGate

Research Analyst Price Targets.    Banc of America Securities reviewed AirGate's stock price targets over the next twelve months as published by Wall Street equity research analysts as of the date of the opinion. All analysts based their price targets on a stand-alone scenario. Based on this analysis, Banc of America Securities derived a range of values per share of $28.75 to $30.00.

Comparable Company Analysis.    Based on public and other available information, Banc of America Securities calculated the values or multiples of aggregate value to each of (a) value per subscriber, (b) earnings before interest, taxes, depreciation and amortization, referred to as EBITDA and (c) EBITDA less capital expenditures, referred to as CAPEX, each estimated for 2005, for three other Sprint PCS affiliates:

•	Alamosa Holdings, Inc.

•	UbiquiTel Inc.

•	US Unwired Inc.

Banc of America Securities defined aggregate value to mean:

•	equity value, defined as the product of the number of shares of common stock outstanding for a company multiplied by its stock price; plus

•	outstanding funded debt; less

•	cash and cash equivalents.

The following table sets forth multiples indicated by this analysis for these three companies:

Aggregate Value to:	Range of Multiples	Median
Estimated 2005 subscribers	$1,834 to $2,205	$2,021
Estimated 2005 EBITDA	9.7x to 10.7x	10.1x
Estimated 2005 EBITDA-CAPEX	16.0x to 17.9x	17.7x

Based on public and other available information, Banc of America Securities also calculated the values or multiples of aggregate value to each of (a) value per subscriber, (b) EBITDA and (c) EBITDA less CAPEX, each estimated for 2005, for four regional wireless operating companies that Banc of America Securities deemed to be reasonably comparable to AirGate:

•	Centennial Communications Corp.

•	Rural Cellular Corp.

•	Triton PCS Holdings, Inc.

•	Western Wireless Corp.

The following table sets forth multiples indicated by this analysis for these four companies:

Aggregate Value to:	Range of Values/Multiples	Median
Estimated 2005 subscribers	$1,919 to $2,443	$2,117
Estimated 2005 EBITDA	5.9x to 12.0x	7.7x
Estimated 2005 EBITDA-CAPEX	9.2x to 11.1x	10.1x

Banc of America Securities noted that the aggregate value of the consideration to be received by the stockholders of AirGate in connection with the merger implied values or multiples of (a) $1,372 estimated 2005 value per subscriber, (b) 8.3x estimated 2005 EBITDA and (c) 16.2x estimated 2005 EBITDA-CAPEX for AirGate.

Comparable Transactions Analysis.    Based on public and other available information, Banc of America Securities calculated the values or multiples of aggregate value to each of estimated current year value per subscriber, EBITDA and total population, referred to as POP, for the acquired company implied in the following eight acquisitions of wireless telecommunications companies that have been announced since February 22, 2001:

Target	Acquiror
AT&T Wireless	Cingular Wireless
American Cellular	Dobson Communications
PrimeCo Wireless (Chicago MTA)	U.S. Cellular Corp.
Century Tel's wireless business	ALLTEL
Independent Wireless One	US Unwired
Price Communications Wireless	Verizon Wireless
iPCS, Inc.	AirGate PCS
VIA Wireless	Ubiquitel PCS

The following table sets forth the values or multiples indicated by this analysis for these eight acquisitions:

Aggregate Value to:	Range of Multiples	Median
Estimated current year value per subscriber	$1,903 to $8,418	$3,014
Estimated current year EBITDA	7.5x to 11.7x	9.0x
Estimated current year POP	$43 to $508	$121

The comparable transactions analysis compared the merger to the eight acquisitions of wireless telecommunications companies on the basis that the transactions selected were the most relevant given the factors considered above. Consequently, Banc of America Securities did not include every transaction that could be deemed to have occurred in the relevant industries.

Banc of America Securities noted that aggregate value of AirGate implied by the merger yielded values or multiples of (a) $1,581 estimated 2004 value per subscriber, (b) 9.3x estimated 2004 EBITDA and (c) $85 estimated 2004 POP for AirGate.

No company or transaction used in the comparable company or comparable transactions analyses is identical to AirGate or the merger. Accordingly, an analysis of the foregoing results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which AirGate and the merger are being compared.

Consolidated Business Discounted Cash Flow Analysis.    Banc of America Securities used financial cash flow forecasts for AirGate's consolidated business model, which includes new business initiatives such as prepaid and wireless local loop services for calendar years 2005 through 2009, as estimated by the management of AirGate, to perform discounted cash flow analysis. In conducting this analysis, Banc of America Securities first calculated the present values of the forecasted cash flows. Second, Banc of America Securities estimated the terminal value of AirGate at the end of 2009 by applying multiples to AirGate's estimated 2009 EBITDA, which multiples ranged from 5.5x to 6.5x.

Banc of America Securities then discounted the cash flows and terminal values to present values using discount rates ranging from 12.0% to 14.0%. Banc of America Securities selected the range of discount rates to reflect the operating risks associated with AirGate's consolidated business model.

This analysis indicated a range of aggregate value for AirGate, expressed as multiples of estimated 2004 EBITDA, as follows:

Multiple of Aggregate Value to 2004E EBITDA
Discount Rate	Terminal Multiple of 5.5x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 6.0x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 6.5x Projected Calendar Year 2009 EBITDA
12.0%	10.1x	10.7x	11.4x
13.0%	9.7x	10.3x	11.0x
14.0%	9.3x	9.9x	10.5x

This analysis indicated a range of aggregate value for AirGate, expressed as multiples of estimated 2005 EBITDA, as follows:

Multiple of Aggregate Value to 2005E EBITDA
Discount Rate	Terminal Multiple of 5.5x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 6.0x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 6.5x Projected Calendar Year 2009 EBITDA
12.0%	9.0x	9.5x	10.1x
13.0%	8.6x	9.2x	9.7x
14.0%	8.3x	8.8x	9.3x

Core Business Discounted Cash Flow Analysis.    Banc of America Securities also used financial cash flow forecasts for AirGate's core business for calendar years 2005 through 2009, as estimated by the management of AirGate, to perform discounted cash flow analysis. In conducting this analysis, Banc of America Securities first calculated the present values of the forecasted cash flows. Second, Banc of America Securities estimated the terminal value of AirGate at the end of 2009 by applying multiples to AirGate's estimated 2009 EBITDA, which multiples ranged from 6.0 to 7.0x. Banc of America Securities then discounted the cash flows and terminal values to present values using discount rates ranging from 11.0% to 13.0%. Banc of America Securities selected the range of discount rates to reflect lower execution risk of the core business plan.

This analysis indicated a range of aggregate value for AirGate, expressed as multiples of estimated 2004 EBITDA, as follows:

Multiple of Aggregate Value to 2004E EBITDA
Discount Rate	Terminal Multiple of 6.0x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 6.5x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 7.0x Projected Calendar Year 2009 EBITDA
11.0%	9.6x	10.2x	10.8x
12.0%	9.2x	9.8x	10.3x
13.0%	8.9x	9.4x	9.9x

This analysis indicated a range of aggregate value for AirGate, expressed as multiples of estimated 2005 EBITDA, as follows:

Multiple of Aggregate Value to 2005E EBITDA
Discount Rate	Terminal Multiple of 6.0x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 6.5x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 7.0x Projected Calendar Year 2009 EBITDA
11.0%	8.5x	9.0x	9.6x
12.0%	8.2x	8.7x	9.2x
13.0%	7.9x	8.3x	8.8x

Premiums Paid Analysis.    Banc of America Securities reviewed the consideration paid or offered in 183 merger and acquisition transactions announced between November 2001 and November 2004 involving U.S. companies in which the aggregate values paid were between $250 million and $1,000 million. Banc of America Securities calculated the premiums paid or offered relative to the stock prices of the acquired companies one day, one week and four weeks before the announcement of the acquisition offer.

This analysis indicated the following median and mean premiums:

	Premium One Day Before Announcement	Premium One Week Before Announcement	Premium Four Weeks Before Announcement
Median	19.3%	22.0%	22.8%
Mean	26.0%	29.6%	37.7%

Banc of America Securities noted that the per share value of the stock consideration to be received by AirGate stockholders in connection with the merger implied a 19.6% premium over AirGate's closing stock price on November 19, 2004, the last trading day prior to Alamosa's public announcement of its merger proposal. The premiums implied by the merger over AirGate's closing stock price one week before was 29.6% and four weeks before that date was 58.6%.

Banc of America Securities also noted that the per share value of the stock consideration to be received by AirGate stockholders in connection with the merger implied a 55.3% premium over AirGate's closing stock price on October 21, 2004, the day prior to Alamosa's delivery of its October 22, 2004 merger proposal. The premiums implied by the merger over AirGate's closing stock price one week before was 55.8% and four weeks before that date was 85.5%.

Historical Stock Price Analysis.    Banc of America Securities reviewed the performance of the per share market price and trading volume of AirGate common stock for the period between December 8, 2003 through December 7, 2004. The analysis indicated that the closing market price per share for AirGate common stock during this period ranged from $6.85 to $33.58.

Contribution Analysis.    Banc of America Securities used the estimates and forecasts for AirGate and Alamosa prepared by managements of AirGate and Alamosa to review estimated contribution of each company to the (a) EBITDA, (b) EBITDA less CAPEX and (c) Tax-Affected earnings before interest and tax, referred to as EBIT, for each of (1) estimated calendar year 2004 and (2) projected calendar years 2005 and 2006, for the combined company. This analysis did not take into account any potential synergies following completion of the merger.

This analysis indicated that AirGate would contribute:

Contribution to:	On an Estimated Calendar Year 2004 Basis	On a Projected Calendar Year 2005 Basis	On a Projected Calendar Year 2006 Basis
EBITDA	27.2%	23.9%	22.8%
EBITDA less CAPEX	34.2%	22.9%	19.2%
Tax-Affected EBIT	19.4%	14.9%	16.9%

Banc of America Securities then compared the contributions to the pro forma share ownership of the combined company to be owned by each company's stockholders, assuming the merger was completed under the terms of the December 6, 2004 draft merger agreement (but on the basis of the final 2.87 exchange ratio). On a pro forma basis, assuming all AirGate stockholders make an all stock election, AirGate stockholders would own approximately 18.3% of the combined company on a diluted basis.

Valuation Analyses Regarding Alamosa

Comparable Company Analysis.    Based on public and other available information, Banc of America Securities calculated the multiples of aggregate value to (a) EBITDA and (b) EBITDA less CAPEX, each estimated for 2005, to two other Sprint PCS affiliates that Banc of America Securities deemed to be comparable to Alamosa:

•	UbiquiTel Inc.

•	US Unwired Inc.

The following table sets forth multiples indicated by this analysis for these two companies:

Aggregate Value to:	Range of Values/Multiples	Median
Estimated 2005 EBITDA	10.1x to 10.7x	10.4x
Estimated 2005 EBITDA-CAPEX	16.0x to 17.7x	16.9x

Discounted Cash Flow Analysis.    Banc of America Securities used financial cash flow forecasts for Alamosa for calendar years 2005 through 2009, as estimated by the management of Alamosa, to perform discounted cash flow analysis. In conducting this analysis, Banc of America Securities first calculated the present values of the forecasted cash flows. Second, Banc of America Securities estimated the terminal value of Alamosa at the end of 2009 by applying multiples to Alamosa's estimated 2009 EBITDA, which multiples ranged from 6.5 to 7.5x. Banc of America Securities then discounted the cash flows and terminal values to present values using discount rates ranging from 10.0% to 12.0%.

This analysis indicated a range of aggregate value for Alamosa, expressed as multiples of estimated 2004 EBITDA, as follows:

Multiple of Aggregate Value to 2004E EBITDA
Discount Rate	Terminal Multiple of 6.5x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 7.0x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 7.5x Projected Calendar Year 2009 EBITDA
10.0%	14.2x	14.9x	15.6x
11.0%	13.7x	14.3x	15.0x
12.0%	13.1x	13.8x	14.5x

This analysis indicated a range of aggregate value for Alamosa, expressed as multiples of estimated 2005 EBITDA, as follows:

Multiple of Aggregate Value to 2005E EBITDA
Discount Rate	Terminal Multiple of 6.5x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 7.0x Projected Calendar Year 2009 EBITDA	Terminal Multiple of 7.5x Projected Calendar Year 2009 EBITDA
10.0%	10.6x	11.2x	11.7x
11.0%	10.2x	10.7x	11.2x
12.0%	9.8x	10.3x	10.8x

Historical Stock Price Analysis.    Banc of America Securities reviewed the performance of the per share market price and trading volume of Alamosa common stock for the period between December 8, 2003 through December 7, 2004. The analysis indicated that the closing market price per share for Alamosa common stock during this period ranged from $3.58 to $12.19.

As noted above, the discussion above is merely a summary of the analyses and examinations that Banc of America Securities considered to be material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Banc of America Securities. The preparation of a fairness opinion is not susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses and the summary above must be considered as a whole. Banc of America Securities further believes that selecting portions of its analyses and the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the AirGate board of directors. Banc of America Securities did not assign any specific weight to any of the analyses described above. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that that analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Banc of America Securities' view of the actual values of AirGate or Alamosa.

Banc of America Securities did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Banc of America Securities believes, and has advised the AirGate board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion.

In performing its analyses, Banc of America Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of AirGate and Alamosa. The analyses performed by Banc of America Securities are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of Banc of America Securities' analysis of the financial fairness of the consideration to be received by the stockholders of AirGate in the merger and were provided to the AirGate board of directors in connection with the delivery of Banc of America Securities' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future.

As described above, Banc of America Securities' opinion and presentation to the AirGate board of directors were among the many factors taken into consideration by the AirGate board of directors in making its determination to approve, and to recommend that AirGate's stockholders adopt, the merger agreement.

AirGate agreed to pay Banc of America Securities a fixed fee of $250,000 at the time it delivered its opinion and a transaction fee contingent on the completion of the merger. The transaction fee will be determined at the time the merger is completed and will be based on the aggregate transaction value. If the transaction had been consummated on January 10, 2005, the transaction fee would have been approximately $4.2 million, less the $250,000 fixed fee. The terms of the fee arrangement with Banc of America Securities, which are customary in transactions of this nature, were negotiated at arm's length between AirGate and Banc of America Securities, and the AirGate board of directors was aware of this fee structure and took it into account in considering Banc of America Securities' fairness opinion and in approving the merger agreement, including the fact that a significant portion of the aggregate fee payable to Banc of America Securities is contingent on the consummation of the merger. The engagement letter calls for AirGate to reimburse Banc of America Securities for its reasonable out-of-pocket expenses, and AirGate has agreed to indemnify Banc of America Securities, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against particular liabilities, including liabilities under the federal securities laws.

In the ordinary course of its business, Banc of America Securities actively trades the debt or equity securities or loans of AirGate and Alamosa for its own account and for the accounts of customers. Accordingly, Banc of America Securities or its affiliates may at any time hold a long or short position in those securities or loans. Banc of America Securities also acted as joint book runner in connection with a high yield debt offering of AirGate that closed on October 7, 2004, and it and its affiliates have provided and may in the future provide services to AirGate and Alamosa and have received or may in the future receive fees for the rendering of these services.

Merger Consideration

As a result of the merger, AirGate stockholders will have the right to elect to receive, for each share of AirGate stock they own, either:

•	2.87 shares of common stock of Alamosa, or

•	cash in an amount equal to the 2.87 exchange ratio multiplied by the average of the closing prices of Alamosa common stock during the 10 trading days ending the day before we complete the merger. We refer to this amount as the "Per Share Amount."

Alamosa will not pay in the aggregate more than $100 million to AirGate stockholders electing to receive cash, so AirGate stockholders that elect cash may receive a portion of their consideration in Alamosa common stock. See "—Adjustments" below.

The 2.87 exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing.

Elections must be received by the exchange agent named in the form of election accompanying this joint proxy statement-prospectus by 5:00 p.m., New York City time, on February 14, 2005. This is referred to as the election deadline. Any AirGate stockholder who either does not return by the election deadline or improperly completes and/or does not sign his or her form of election will receive cash, shares of Alamosa common stock or a mixture of cash and shares of Alamosa common stock. See "—Adjustments" below.

AirGate stockholders may specify different elections with respect to different shares held by them (for example, a stockholder with 100 shares could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Adjustments

The merger agreement provides that Alamosa will pay no more than $100 million to AirGate stockholders that make a cash election. Therefore, the cash election is subject to adjustments to preserve this limitation. As a result, even if you make a cash election, you may nevertheless receive a mix of cash and stock.

The total number of shares of AirGate common stock for which valid cash elections are made is referred to as the "Cash Election Number." For purposes of the adjustments described below, any AirGate share with respect to which its holder exercises appraisal rights will be included in the calculation of the Cash Election Number.

The maximum number of shares of AirGate common stock that may be converted into the right to receive cash in the merger, which we refer to as the "Cash Conversion Number," is equal to the quotient obtained by dividing (1) $100 million by (2) the Per Share Amount. For example, if the Per Share Amount were $33.00, the Cash Conversion Number would be approximately 3.03 million ($100 million / $33.00), meaning that up to approximately 3.03 million AirGate shares may be converted into the right to receive $33.00 in cash.

The number of AirGate shares with respect to which a cash election is made will determine the consideration to be received by AirGate stockholders who fail to make a valid election. As described below, non-electing stockholders will receive the cash consideration with respect to all or a portion of their shares of AirGate stock to the extent that the $100 million cash pool is not fully utilized after honoring all cash elections.

A.    Adjustments if Cash Pool is Oversubscribed.

If the Cash Election Number is greater than the Cash Conversion Number, the cash election is oversubscribed. If the cash election is oversubscribed, then:

•	an AirGate stockholder making no election or an invalid election will receive the stock consideration for each share of AirGate common stock as to which he or she made no election or an invalid election; and

•	an AirGate stockholder making a cash election will receive:

•	the cash consideration for a number of AirGate shares equal to the product obtained by multiplying (1) the number of AirGate shares for which such stockholder has made a cash election by (2) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number; and

•	the stock consideration for the remaining AirGate shares for which the stockholder made a cash election.

Example A:    Oversubscription of Cash Pool.

Assuming that:

•	the Cash Conversion Number were 3 million, and

•	the Cash Election Number were 6 million (in other words, only 3 million AirGate shares can receive the cash consideration, but AirGate stockholders have made cash elections with respect to 6 million AirGate shares), then an AirGate stockholder making a cash election with respect to 1,000 AirGate shares would receive the cash consideration with respect to 500 AirGate shares (1,000 * 3/6) and the stock consideration with respect to the remaining 500 AirGate shares.

B.    Adjustments if the Cash Pool is Undersubscribed.

If the Cash Election Number is less than the Cash Conversion Number, the cash election is undersubscribed. The amount by which the Cash Election Number is less than the Cash Conversion Number is referred to as the "Shortfall Number."

If the cash election is undersubscribed, then all AirGate stockholders making a cash election will receive the cash consideration for all shares of AirGate common stock as to which they made a cash election. AirGate stockholders who make no election and AirGate stockholders who failed to make a valid election will receive cash and/or Alamosa common stock based in part on whether the Shortfall Number is less or greater than the number of non-election shares, as described below.

Scenario 1: Shortfall Number is Less than the Number of Non Election Shares.    If the Shortfall Number is less than the number of non-election shares, then:

•	an AirGate stockholder who made no election or who did not make a valid election with respect to any of his or her shares will receive:

•	the cash consideration with respect to the number of AirGate shares equal to the product obtained by multiplying (1) the number of non-election shares held by such AirGate stockholder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of non-election shares; and

•	the stock consideration with respect to the remaining non-election shares held by such stockholder.

Example B:    Undersubscription of Cash Pool and Shortfall Number Less than the Number of Non-Election Shares.

Assuming that:

•	the Cash Conversion Number is 3 million,

•	the Cash Election Number is 2 million (in other words, up to 3 million AirGate shares may be converted into the cash consideration but AirGate stockholders have made a cash election with respect to only 2 million AirGate shares, so the Shortfall Number is 1 million), and

•	the total number of non-election shares is 4 million,

then an AirGate stockholder that has not made an election with respect to 1,000 AirGate shares would receive the cash consideration with respect to 250 AirGate shares (1,000 * 1/4) and the stock consideration with respect to the remaining 750 AirGate shares.

Scenario 2:    Shortfall Number Equals to or Exceeds Number of Non-Election Shares.    If the Shortfall Number equals to or exceeds the number of non-election shares, then an AirGate stockholder who made no election or who has not made a valid election will receive the cash consideration for each share of AirGate common stock for which he or she did not make a valid election.

No Fractional Shares

No fractional shares of Alamosa common stock will be issued to any holder of AirGate common stock upon completion of the merger. For each fractional share that would otherwise be issued,

Alamosa will pay cash in an amount equal to the fraction multiplied by the average of the closing prices of Alamosa common stock during the 10 trading days ending the day before we complete the merger. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares.

Treatment of Options

All outstanding and unexercised options to purchase shares of AirGate common stock pursuant to any option plan maintained by AirGate (other than the AirGate 2001 Employee Stock Purchase Plan) will, at the effective time, be cancelled and all rights thereunder will be extinguished, in exchange for payment by AirGate of an amount in cash equal to the product of the number of shares of AirGate common stock underlying such option times the amount by which the Per Share Amount exceeds the exercise price per share of such option.

Treatment of Warrants

Each outstanding warrant to acquire AirGate stock will be assumed by Alamosa and each warrant will have, and be subject to, the same terms and conditions as set forth in the applicable warrant agreement immediately prior to the effective time, except that outstanding warrants will be exercisable for shares of Alamosa common stock and cash in the same proportion that the holders of AirGate common stock receive in the aggregate in the merger.

Treatment of Restricted Common Stock Units

Immediately prior to the effective time, each outstanding restricted stock unit granted by AirGate will be cancelled and all rights thereunder will be extinguished. AirGate will pay to each holder of restricted stock units an amount in cash equal to the product of (1) the Per Share Amount multiplied by (2) the number of restricted stock units held by such holder immediately prior to such cancellation.

Conversion of Shares; Exchange of Certificates; Election as to Form of Consideration

The conversion of AirGate common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, Mellon Investor Services, as exchange agent, will exchange certificates representing shares of AirGate common stock for the merger consideration to be received in the merger pursuant to the terms of the merger agreement.

    Form of Election

The merger agreement provides that at the time this joint proxy statement-prospectus is made available to stockholders, AirGate stockholders will be provided with a form of election and other appropriate and customary transmittal materials. Each form of election will allow the holder to make cash or stock elections. The exchange agent will also make available forms of election to holders of AirGate common stock who request the form of election prior to the election deadline.

Holders of AirGate common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. Stockholders who hold their shares in "street name" should follow their broker's instructions for making an election with respect to such shares. Shares of AirGate common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m., New York City time, on February 14, 2005, the day prior to the date of the AirGate special meeting, will be treated as though they had not made an election.

To make an election, a holder of AirGate common stock must submit a properly completed form of election, together with stock certificates, so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election.

A form of election will be properly completed only if accompanied by certificates representing all shares of AirGate common stock covered by the form of election (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the form of election). If a stockholder cannot deliver his or her stock certificates to the exchange agent by the election deadline, a stockholder may deliver a notice of guaranteed delivery promising to deliver his or her stock certificates, as described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of the NYSE or another registered national securities exchange or a commercial bank or trust company having an office in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed form of election. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the stockholder who submitted those certificates via first-class mail or, in the case of shares of AirGate common stock delivered by book-entry transfer into the exchange agent's account at the Depository Trust Company, or DTC, by crediting to an account maintained by such stockholder within DTC promptly following the termination of the merger or revocation of the election.

AirGate stockholders will not be entitled to revoke or change their elections following the election deadline. As a result, stockholders who have made elections will be unable to revoke their elections or sell their shares of AirGate common stock during the interval between the election deadline and the date of completion of the merger.

Shares of AirGate common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will send a letter of transmittal to only those persons who were AirGate stockholders at the effective time of the merger and who have not previously submitted a form of election and properly surrendered shares of AirGate common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of AirGate common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for AirGate common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Dividends and Distributions

Until AirGate common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Alamosa common stock into which shares of AirGate common stock may have been converted will accrue but will not be paid. Alamosa will pay to former AirGate stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their AirGate stock certificates. After the effective time of the merger, there will be no transfers on the stock transfer books of AirGate of any shares of AirGate common stock. If certificates representing shares of AirGate common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of AirGate common stock represented by that certificate have been converted.

Withholding

The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any AirGate stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Effective Time

The merger will be completed when we file a certificate of merger with the Secretary of State of the State of Delaware. However, we may agree to a later time for completion of the merger and specify that time in the certificate of merger. We will complete the merger on the second business day after all the conditions to the merger set forth in the merger agreement have first been satisfied or waived, unless we agree otherwise.

We anticipate that the merger will be completed during the first quarter of 2005. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, Alamosa and AirGate will obtain the required approvals or complete the merger. If the merger is not completed on or before June 30, 2005, either Alamosa or AirGate may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements in the merger agreement. See "—Conditions to the Completion of the Merger" immediately below.

Conditions to the Completion of the Merger

Completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

The respective obligations of Alamosa and AirGate to complete the merger are subject to the following conditions:

•	adoption of the merger agreement by AirGate's stockholders;

•	approval by Alamosa's stockholders of the issuance of Alamosa common stock to be issued in the merger;

•	authorization by the Nasdaq National Market of listing of the shares of Alamosa common stock to be issued in the merger;

•	expiration or termination of all waiting periods under the HSR Act;

•	effectiveness of the registration statement, of which this joint proxy statement-prospectus constitutes a part, for the Alamosa shares to be issued in the merger;

•	absence of any judgment, order, injunction or decree of a court or agency of competent jurisdiction which prevents consummation of the merger;

•	receipt by AirGate of Sprint PCS' consent to complete the merger;

•	accuracy of the other party's representations and warranties contained in the merger agreement, except, in the case of most of such representations and warranties, where the failure to be accurate would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties, and the performance by the other party of its obligations contained in the merger agreement in all material respects;

•	the receipt by such party of an opinion of its counsel, dated the closing date of the merger, substantially to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Representations and Warranties

Each of AirGate and Alamosa has made representations and warranties to the other in the merger agreement as to:

•	corporate existence, corporate power, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of governing instruments, agreements, law or regulation as a result of the merger;

•	governmental and third party consents and approvals necessary to complete the merger;

•	SEC filings;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of material adverse changes;

•	property;

•	environmental matters;

•	insurance;

•	legal proceedings and regulatory actions;

•	compliance with laws;

•	employee benefit matters;

•	tax matters;

•	Sprint agreement compliance;

•	intellectual property;

•	labor relations;

•	tax treatment of the merger;

•	broker's fees;

•	receipt of fairness opinions;

•	related party transactions;

•	accuracy of information included in this document; and

•	disclosure controls and procedures.

Alamosa has also made representations and warranties to AirGate with respect to Alamosa's ownership of AirGate common stock and the adequacy of financing to repurchase any AirGate debentures that may be tendered following completion of the merger. AirGate has also made representations and warranties to Alamosa with respect to the inapplicability of the business combination provision of its certificate of incorporation and the inapplicability of state anti-takeover laws. AirGate has also made representations with respect to (1) leases, (2) contracts, (3) distributors and suppliers and (4) its debt indentures.

Conduct of Business Pending the Merger

Each of the parties has agreed, during the period from the date of the merger agreement to the completion of the merger, to use its reasonable best efforts to:

•	preserve its business organization and that of its subsidiaries intact;

•	keep available to itself and to the combined company the present services of its officers and employees; and

•	preserve for itself and for the combined company the existing business relationships and the goodwill of its customers, vendors and distributors and others with whom business relationships exist.

In addition, each of Alamosa and AirGate has agreed that it will not, and will not permit any of its subsidiaries to, without the prior written consent of the other party,

•	in the case of AirGate, declare, set aside or pay any dividends on, or make any distributions in respect of its capital stock, other than dividends from one subsidiary to another subsidiary or to AirGate and, in the case of Alamosa, declare or pay any dividends on or make any distributions in respect of its capital stock, other than (1) dividends from one subsidiary to another subsidiary or to Alamosa and (2) regular dividends in respect of shares of Alamosa Series B Preferred Stock and Series C Preferred Stock;

•	take any action or fail to take any action that is intended or may reasonably be expected to result in any of the party's representations and warranties being or becoming untrue in any material respect, or in any conditions to the merger not being satisfied, in the case of AirGate, and not being satisfied on a timely basis, in the case of Alamosa;

•	change its methods of accounting in effect at September 30, 2004, in the case of AirGate, and December 31, 2003, in the case of Alamosa, except as required by changes in GAAP concurred to by its independent auditors;

•	in the case of AirGate, amend its certificate of incorporation or bylaws or other similar governing documents and, in the case of Alamosa, amend its certificate of incorporation, except to authorize additional common shares; or

•	take or cause to be taken, or fail to take or cause to be taken, any action that would reasonably be expected to disqualify the merger as a reorganization under Section 368(a) of the Internal Revenue Code.

In addition, AirGate has agreed to conduct its business in the ordinary course consistent with past practice, and has agreed to additional covenants that place restrictions on the conduct of the business of AirGate and its subsidiaries, including specific covenants providing that AirGate and its subsidiaries will not, without the prior written consent of Alamosa or as otherwise previously agreed:

•	split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	repurchase, redeem or otherwise acquire any shares of the capital stock of AirGate or any of its subsidiaries, or any securities convertible into or exercisable for any shares of the capital stock of AirGate or any of its subsidiaries;

•	issue, deliver or sell, pledge or authorize or propose the issuance, delivery or sale of any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares (except for the issuance of AirGate common stock upon the exercise of options, warrants or other rights to purchase AirGate common stock outstanding and in existence on the date of the merger agreement);

•	acquire or agree to acquire, by merging or consolidating with, or purchasing a substantial equity interest in or a substantial portion of the assets of, any business or any corporation, partnership, association or other business organization or division or otherwise acquire any material amount of assets;

•	except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code, adopt, amend, renew or terminate any employee benefit plan or any agreement, arrangement, plan or policy between AirGate or any of its subsidiaries and any of its current or former directors, officers or employees;

•	except for normal increases in the ordinary course of business consistent with past practice or as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not contemplated by any employee benefit plan or agreement in effect as the date of the merger agreement;

•	make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, whether pursuant to an employee benefit plan or otherwise;

•	sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, abandon or fail to maintain, any of its assets, properties or other rights or agreements other than dispositions of inventory;

•	create, incur, assume or suffer to exist any indebtedness or issuances of any debt securities or assume, guarantee or endorse the obligations of any third party;

•	except for in the ordinary course of business (as to which AirGate will provide prior notice to Alamosa), enter into, renew, amend or waive in any material manner, or fail to perform any obligation under, or terminate or give notice of a proposed renewal or material amendment, waiver or termination of, any contract, agreement or lease, to which AirGate or any of its subsidiaries is a party;

•	enter into, renew, amend, waive or terminate, or give notice of a proposed renewal, amendment, waiver or termination of any agreement between AirGate and Sprint;

•	enter into any agreement, letter of intent or agreement in principle (whether or not binding) relating to any acquisition proposal (as defined under "—No Solicitation of Alternative Transactions");

•	take or cause to be taken any action that could reasonably be expected to delay the consummation of the transactions contemplated by the merger agreement, including, without limitation, the consummation of the merger;

•	make or change any material tax elections, adopt any new accounting method relating to taxes, change any accounting method related to taxes unless required by GAAP, enter into any closing agreement relating to taxes, settle any claim or assessment relating to taxes, or consent to any claim of assessment relating to taxes or any waiver of the statutory limitation period applicable to any tax claim or assessment;

•	enter into or amend in any material manner any contract, agreement or arrangement with any officer, director, employee, consultant or stockholder of AirGate or any of its subsidiaries or with any affiliate or associate of such parties;

•	acquire additional territory or related assets from Sprint PCS or acquire, or participate in any auction or other process related to the acquisition of personal communications service licenses or wireless spectrum;

•	except in the ordinary course of business and consistent with past practice, pay, satisfy, discharge or settle any claims, liabilities or obligations;

•	authorize for issuance, issue, deliver, sell, pledge, dispose of, encumber or grant any lien on, or authorize or propose the issuance, delivery, sale, pledge, disposition of, encumbrance or grant of any lien on, any shares of its capital stock or capital stock of any of its subsidiaries, or other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such securities or voting securities or any other ownership interest (or interest the value of which is derived by reference to any of the foregoing);

•	make any loans, advances or capital contributions to or investments in any third party;

•	enter into any new line of business;

•	enter into, implement, or otherwise become subject to or bound by any new employment agreement, arrangement, commitment or program which provides for severance payments or benefits, or amend any existing employment agreement, arrangement, commitment or program in a manner that increases any severance payments or benefits;

•	make any capital expenditures other than those which are set forth in the budget provided to Alamosa, except that AirGate will, and will cause its subsidiaries to, consult with Alamosa prior to making, or committing to make, any capital expenditures on its network;

•	except in the ordinary course of business, voluntarily permit any material insurance policy naming AirGate or any of its subsidiaries as a beneficiary or a loss payee to be canceled or terminated; or

•	fund any trust under any indemnity agreement or any other agreement or arrangement with any current or former director, officer or other employee of AirGate or any of its subsidiaries.

In addition, Alamosa agreed not to enter into any agreement to acquire or purchase any person or any interest in any person if such acquisition or purchase would cause a material delay in or prevent the receipt of any antitrust or competition law approval necessary for the consummation of the merger, unless prior to taking such action Alamosa reasonably determines that such action would not be reasonably expected to cause such effect.

No Solicitation of Alternative Transactions

AirGate has agreed that it and its subsidiaries will not authorize its or its subsidiaries' officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to (1) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal, (2) participate in any discussions or negotiations regarding any acquisition proposal or (3) make or authorize any statement, recommendation or solicitation in support of any acquisition proposal.

For purposes of the merger agreement, the term "acquisition proposal" means any inquiry, proposal or offer, filing of any regulatory application or notice or disclosure of an intention to do any of the foregoing from any person relating to any (1) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of AirGate or any of its subsidiaries, (2) direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of AirGate or any of its subsidiaries, (3) tender offer or exchange offer that if completed would result in any person beneficially owning 10% or more of the voting power of AirGate, or (4) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving AirGate or any of its subsidiaries, other than transactions contemplated by the merger agreement.

The merger agreement permits AirGate and its subsidiaries to comply with Rule 14d-9 and Rule 14e-2(a)under the Securities Exchange Act with regard to an acquisition proposal that AirGate may receive. In addition, AirGate is permitted to furnish nonpublic information to, and enter into discussions or negotiations with, a third party making an acquisition proposal if:

•	AirGate receives the acquisition proposal prior to the approval of the merger agreement by AirGate stockholders;

•	the AirGate board of directors concludes in good faith (after consultation with its outside counsel and its financial advisor) that the acquisition proposal constitutes or could reasonably be expected to lead to a "superior proposal;"

•	the AirGate board of directors reasonably determines in good faith, after consultation with outside legal counsel, that it is required to do so in order to comply with its fiduciary duties under applicable law;

•	AirGate enters into a confidentiality agreement with the person making the inquiry or proposal having terms that are no less restrictive to that person than those in the confidentiality agreement between Alamosa and AirGate; and

•	AirGate notifies Alamosa promptly, and in any event within 24 hours, of its receipt of any acquisition proposal or any request for nonpublic information relating to it or any of its subsidiaries by any third party considering making, or that has made, an acquisition proposal, of the identity of the third party, and the material terms and conditions of any inquiries, proposals or offers. If AirGate enters into discussions or negotiations concerning any acquisition proposal or provides non-public information or data to any third party, it must promptly notify Alamosa and provide updates on the status of the terms of any proposals, offers, discussions or negotiations on a current basis.

For purposes of the merger agreement, the term "superior proposal" means a bona fide written acquisition proposal which the AirGate board of directors determines in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (1) is more favorable to the AirGate shareholders from a financial point of view than the transactions contemplated by the merger agreement and (2) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of "superior proposal," any reference to "10% or more" in the definition of "acquisition proposal" will be deemed to be a reference to "a majority" and "acquisition proposal" will only be deemed to refer to a transaction involving AirGate.

Termination of the Merger Agreement

General.    The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the issuance of shares in the merger and the adoption of the merger agreement, by Alamosa's and AirGate's stockholders, respectively, in any of the following ways:

•	by mutual consent of Alamosa, AirGate and Merger Sub;

•	by either Alamosa or AirGate, upon written notice to the other party, if any governmental entity of competent jurisdiction has issued a final nonappealable order enjoining or otherwise prohibiting the merger;

•	by either Alamosa or AirGate, if the merger is not completed on or before June 30, 2005, unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements contained in the merger agreement;

•	by either Alamosa or AirGate, if any approval of the stockholders of Alamosa or AirGate required for completion of the merger has not been obtained at the appropriate stockholder meeting;

•	by either Alamosa or AirGate, if (1) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (2) there has been a breach of any of the representations or warranties of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations or warranties described under "—Conditions to the Completion of the Merger;"

•	by either Alamosa or AirGate, if (1) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (2) there has been a breach of any of the covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to the performance of obligations described under "—Conditions to the Completion of the Merger;"

•	by either Alamosa or AirGate, if (1) the board of directors of the other party does not publicly recommend in this document that its stockholders approve and adopt the merger agreement (in the case of AirGate) or approve the issuance of shares of Alamosa common stock pursuant to the merger (in the case of Alamosa), (2) after recommending that its stockholders approve and adopt the merger agreement (in the case of AirGate) or approve the issuance of shares (in the case of Alamosa), the board of directors of the other party withdraws, modifies or amends its recommendation in a manner adverse to the other party, or (3) the other party materially breaches its obligation to call its stockholders meeting to vote on the approval and adoption of the merger agreement (in the case of AirGate) or the issuance of shares of common stock (in the case of Alamosa) or fails to prepare and mail to its stockholders this joint proxy statement-prospectus; or

•	by Alamosa, if the board of directors of AirGate has authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose any acquisition proposal with any party other than Alamosa.

Termination Fees.    The merger agreement provides that AirGate may be required to pay a termination fee to Alamosa of up to $11 million in the following circumstances:

•	If Alamosa terminates the merger agreement because (1) the board of directors of AirGate did not publicly recommend that its stockholders approve and adopt the merger agreement, (2) after recommending that its stockholders approve and adopt the merger agreement, AirGate's board of directors withdrew, modified or amended its recommendation in a manner adverse to Alamosa, (3) AirGate materially breached its obligations to call its stockholders meeting to vote on the approval and adoption of the merger agreement or failed to prepare and mail to its stockholders this joint proxy statement-prospectus or (4) AirGate's board of directors has authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose any acquisition proposal with any person other than Alamosa, AirGate must pay the full termination fee on the business day following the termination.

•	If (1) the merger agreement is terminated by either party because the required AirGate stockholder vote was not obtained at the AirGate stockholders meeting and (2) an acquisition proposal for AirGate was publicly announced or otherwise communicated to the board of directors of AirGate before its stockholders meeting, which we refer to as a public proposal, then AirGate must pay Alamosa one-third of the termination fee. If, within 12 months after this termination of the merger agreement, AirGate or any of its subsidiaries enters into an agreement for, or completes, any acquisition proposal, the remaining two-thirds of the termination fee will become payable to Alamosa.

•	If (1) the merger agreement is terminated by either party because the merger has not been completed by June 30, 2005 or by Alamosa because of a material breach by AirGate that causes a condition to the merger with respect to AirGate's representations and warranties or its performance of its obligations under the merger agreement to not be satisfied, (2) a public proposal for AirGate was made before the merger agreement was terminated and (3) after the announcement of the public proposal, AirGate willfully breached any of its representations, warranties, covenants or agreements and the breach materially contributed to the failure of the merger to become effective, then AirGate must pay Alamosa one-third of the termination fee. If, within 12 months after this termination of the merger agreement, AirGate or any of its subsidiaries enters into an agreement for, or completes, an acquisition proposal, the remaining two-thirds of the termination fee will become payable to Alamosa.

The merger agreement provides that Alamosa may be required to pay a termination fee to AirGate of up to $11 million in the following circumstances:

•	If the merger agreement is terminated by Alamosa or AirGate as a result of the failure to obtain the required vote of Alamosa's stockholders; or

•	If AirGate terminates the merger agreement because (1) the board of directors of Alamosa did not publicly recommend that its stockholders approve the issuance of shares of Alamosa common stock pursuant to the merger agreement, (2) after recommending that its stockholders approve the issuance of shares, Alamosa's board of directors withdrew, modified or amended its recommendation in a manner adverse to AirGate, or (3) Alamosa materially breached its obligations to call its stockholders meeting to vote on the approval of the issuance of shares or failed to prepare and mail to its stockholders this joint proxy statement-prospectus.

Effect of Termination.    If the merger agreement is terminated, it will become void and there will be no liability on the part of Alamosa or AirGate or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement; and

•	certain designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and, if applicable, the termination fee described above, will survive the termination.

Regulatory Approvals Required for the Merger

Under the Hart-Scott-Rodino Act, Alamosa and AirGate cannot complete the merger until they have given the following notice and information to the Federal Trade Commission, or the FTC, and the Antitrust Division of the United States Department Of Justice, (DOJ), and one or more specified waiting periods expire or are earlier terminated:

•	notification that Alamosa and AirGate desire to merge; and

•	certain information relating to the nature of the businesses and industries in which Alamosa and AirGate operate.

Alamosa and AirGate filed the required notification and reports forms under the HSR Act with the FTC and the DOJ on December 23, 2004. On January 4, 2005, Alamosa and AirGate received notice that the FTC had granted early termination of the waiting period under the HSR Act.

Material United States Federal Income Tax Consequences

General.

The following discussion is a summary description of the material United States federal income tax consequences of the merger and is not intended to be a complete discussion of all potential tax effects that might be relevant to the merger. This summary is limited to United States Persons (as defined below) who hold their AirGate stock as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and whose "functional currency" as defined in the Code is the U.S. dollar ("United States Holders"). "United States Person" means (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the Unites States or any state thereof, or (3) an estate or trust that is subject to United States federal income taxation without regard to the source of its income.

This summary may not address federal income tax consequences that may be important to a stockholder in light of that stockholder's particular circumstances or to stockholders subject to special rules, including, but not limited to, tax-exempt organizations, a stockholder who is not a U.S. person, or stockholders who acquired their AirGate common stock pursuant to the exercise of options or similar securities or otherwise as compensation. Stockholders who elect to receive cash in connection with the merger may recognize taxable gains. Such gains will under most circumstances be treated as capital gains. Complicated rules, certain of which are summarized below, apply for determining the character of any gain so recognized. In addition, no information is provided with respect to the tax consequences of the merger under foreign, state or local laws. Finally, this summary is based on the Code, regulations, rulings, practice, and judicial decisions as in effect on the date of this Joint Proxy Statement—Prospectus, without consideration of the particular facts or circumstances of any stockholder. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements or conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to stockholders described herein. CONSEQUENTLY, EACH STOCKHOLDER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE MERGER.

The Merger.    The consummation of the merger is conditioned upon the receipt by AirGate of an opinion from Winston & Strawn LLP and the receipt by Alamosa of an opinion from Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that the merger will be a tax-free reorganization under the Code and that AirGate stockholders who exchange their shares solely for the shares of Alamosa will recognize no gain or loss for federal income tax purposes as a result of the consummation of the merger. The opinions will be based upon certain customary assumptions and representations of fact, including representations of fact contained in certificates of officers of Alamosa and AirGate, all of which must be true and accurate in all material respects as of the effective time of the merger. No ruling has been sought from the Internal Revenue Service as to the federal income tax consequences of the merger, and the opinions of counsel are not binding upon the Internal Revenue Service or any court.

Treatment of stockholders who exchange AirGate common stock solely for Alamosa common stock.    In accordance with counsels' opinions to the effect that the merger is a tax-free reorganization, except as discussed below with respect to the receipt of cash in lieu of fractional shares, a U.S. holder of AirGate common stock who exchanges that stock solely for Alamosa common stock pursuant to the merger will not recognize any gain or loss on the exchange. The aggregate adjusted basis of Alamosa common stock received will equal the holder's adjusted tax basis in the AirGate stock surrendered.

Treatment of stockholders who exchange AirGate common stock solely for cash.    A U.S. holder of AirGate common stock who exchanges that stock solely for cash consideration pursuant to the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash consideration received and the holder's adjusted tax basis in the AirGate common stock surrendered therefor. The capital gain or loss recognized will be long term capital gain or loss if the U.S. holder's holding period for the AirGate common stock so surrendered is more than one year and will be eligible for a maximum tax rate of 15%.

Treatment of stockholders who exchange AirGate common stock for a combination of Alamosa common stock and cash.    Except as discussed below with respect to the receipt of cash in lieu of fractional shares, a U.S. holder of AirGate common stock who receives a combination of Alamosa common stock and cash (other than cash received in lieu of fractional shares) in exchange for AirGate common stock in the merger will recognize gain, but not loss, on the exchange. The gain, if any, that the holder will recognize will equal the lesser of (1) the amount of cash received in the exchange and (2) the amount of gain that the holder realizes in the exchange. The amount of gain that the holder realizes in the exchange will equal the excess of (1) the sum of the cash plus the fair market value of the Alamosa common stock received in the exchange over (2) the tax basis of the AirGate common stock surrendered. The aggregate tax basis of the Alamosa stock received (including any fractional shares deemed received, as described below) will be equal to the aggregate tax basis of the AirGate common stock surrendered in the exchange, decreased by the amount of cash received, and increased by the amount of gain recognized. The holding period of the Alamosa stock received will include the holding period of the AirGate common stock surrendered in exchange therefor. Except as discussed below, gain recognized will be long term capital gain if the U.S. holder's holding period for the AirGate common stock so surrendered is more than one year and will be eligible for a maximum tax rate of 15%.

In a circumstance where an AirGate stockholder receives a combination of Alamosa common stock and cash, that stockholder would be required to treat part or all of the recognized gain as dividend income rather than as a capital gain if the receipt of cash has the effect of a distribution of a dividend. In making this determination, such holders will be treated as receiving solely Alamosa common stock in the merger and, immediately thereafter, having Alamosa redeem a number of shares of Alamosa stock equal in value to the cash consideration the holders actually received. The receipt of cash will not have the effect of a distribution of a dividend under this analysis if this hypothetical redemption satisfies the requirements for non-dividend treatment under Section 302 of the Code. Generally the requirements for non-dividend treatment under Section 302 of the Code will be satisfied if (1) a holder's percentage ownership of Alamosa common stock immediately after the redemption is less than 80% of the holder's percentage ownership of stock immediately before the redemption (2) the holder's ownership interest in Alamosa is completely terminated or (3) the redemption is "not essentially equivalent to a dividend." If a holder's percentage ownership of Alamosa common stock is minimal and the holder exercises no control over the affairs of Alamosa, even a small reduction in the holder's percentage ownership should satisfy the "not essentially equivalent to a dividend" test. In determining whether any of these tests are satisfied, holders must generally take into account not only the stock they own or are deemed to own directly, but also stock that they are treated as owning constructively by reason of certain attribution rules under Section 318 of the Code, including, generally, stock owned by certain family members, stock issuable upon the exercise of options, stock owned by certain estates and trusts of which the stockholder is a beneficiary, and stock owned by certain affiliated entities. AirGate stockholders should consult their own tax advisers as to application of this test to their particular circumstances, and as to the potential collateral consequences of dividend treatment.

Receipt of cash in lieu of fractional shares.    A U.S. holder of AirGate common stock who received cash in lieu of fractional shares of Alamosa common stock will be treated as having received such fractional shares pursuant to the merger and then as having exchanged such fractional shares for cash in redemption by Alamosa. The holder will then recognize gain or loss on this deemed redemption in an amount equal to the difference between the portion of the tax basis of the holder's AirGate common stock surrendered in the merger that is allocated to such fractional shares and the cash received in lieu thereof. The capital gain or loss recognized will be long term capital gain or loss if the U.S. holder's holding period for the AirGate common stock so surrendered is more than one year and will be eligible for a maximum tax rate of 15%.

Backup Withholding.    Unless a holder of AirGate common stock complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code and Treasury regulations, cash payments in exchange for such holder's AirGate common stock in the merger may be subject to "backup withholding" at a rate of 28% for federal income tax purposes. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's federal income tax liability, provided the required information is furnished to the IRS.

The above summary is not intended to constitute a complete analysis of all of the U.S. federal income tax consequences of the merger. This discussion is included for general information purposes only and may not apply to a particular stockholder in light of such stockholder's particular circumstances. Stockholders should consult their own tax advisors as to the particular tax consequences to them of the merger, including the application of state, local, and foreign tax laws.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver.    At any time prior to the completion of the merger, each of Alamosa and AirGate may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party under the merger agreement;

•	waive any inaccuracies in the other party's representations and warranties contained in the merger agreement; and

•	waive the other party's compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations under the merger agreement.

Amendment.    Subject to compliance with applicable law, Alamosa and AirGate may amend the merger agreement at any time before or after adoption of the merger agreement by AirGate's stockholders, and approval of the issuance of Alamosa common stock to be issued in the merger by Alamosa's stockholders. However, after adoption of the merger agreement by AirGate stockholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the AirGate stockholders.

Employee Benefit Plans and Existing Agreements

Employee Benefit Plans.    The merger agreement provides that following the merger, Alamosa will continue to provide to employees of AirGate and its subsidiaries who continue in employment with Alamosa or any of its subsidiaries, for so long as the employee remains employed with Alamosa or any subsidiary of Alamosa, employee benefits (1) pursuant to AirGate benefit plans as in effect before the merger or (2) pursuant to Alamosa benefit plans on terms no less favorable in the aggregate than the benefits provided to similarly situated Alamosa employees.

Alamosa will give full credit under its employee benefit plans for continuing AirGate employees' service with AirGate prior to the merger, for purposes of determining the employees' eligibility for benefits, their entitlement to benefits and the vested percentage of their benefits. Continuing AirGate employees will also be given credit for any amounts paid under a corresponding AirGate employee benefit plan for purposes of applying deductibles and co-payments as though the employee had paid the amounts in accordance with the terms and conditions of the applicable Alamosa plan, and Alamosa will waive pre-existing condition limitations and waiting periods to the extent satisfied under a corresponding AirGate plan.

Existing Agreements.    Alamosa is obligated under the merger agreement to honor, in accordance with their terms, all disclosed employee benefit plans, employment, severance and other compensation agreements and arrangements between AirGate and its employees, provided that nothing prevents Alamosa from amending or terminating any plan, agreement or arrangement in accordance with its terms.

NASDAQ Listing

Alamosa common stock is listed on the Nasdaq National Market. Alamosa has agreed to use its reasonable best efforts to cause the shares of Alamosa common stock to be issued in the merger and upon exercise of existing AirGate warrants to be approved for listing on the Nasdaq National Market. It is a condition to completion of the merger that those shares be approved for listing on the Nasdaq National Market.

Expenses

The merger agreement provides that each of Alamosa and AirGate will pay its own expenses in connection with the transactions contemplated by the merger agreement, except that Alamosa and AirGate will share equally the costs and expenses of printing and mailing this joint proxy statement-prospectus to the stockholders of AirGate and Alamosa, and all filing and other fees paid to the SEC or any other government entity in connection with the merger and the other transactions contemplated hereby.

Appraisal Rights

Under Delaware law, holders of Alamosa's common stock are not entitled to appraisal rights in connection with the issuance of Alamosa's common stock in the merger.

Holders of shares of AirGate common stock who do not vote in favor of adopting the merger agreement and properly demand appraisal of their shares will be entitled to appraisal rights pursuant to the merger agreement under Section 262 of the DGCL, which is referred to as Section 262.

The following discussion is not a complete discussion of the law pertaining to appraisal rights under Section 262 and is qualified in its entirety by the full text of Section 262 which is attached to this joint proxy statement—prospectus as Appendix D. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that AirGate stockholders exercise their right to seek appraisal under Section 262. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of AirGate common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of AirGate common stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262, persons who hold shares of AirGate common stock who do not vote in favor of adoption of the merger agreement, and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.

Under Section 262, where a merger is to be submitted for adoption at a meeting of stockholders, as in the case of the adoption of the merger agreement by AirGate stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement—prospectus shall constitute the notice, and the full text of Section 262 is attached to this joint proxy statement—prospectus as Appendix D. Any holder of AirGate common stock who wishes to exercise appraisal rights or who wishes to preserve such holder's right to do so, should review the following discussion and Appendix D carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, AirGate stockholders who are considering exercising such rights are urged to seek the advice of legal counsel.

Any AirGate stockholder wishing to exercise appraisal rights under Section 262 must:

•	deliver to AirGate, before the vote on the adoption of the merger agreement at the AirGate special meeting, a written demand for the appraisal of the stockholder's shares;

•	not vote its shares of common stock in favor of adoption of the merger agreement; and

•	hold of record the shares of AirGate common stock on the date the written demand for appraisal is made and continue to hold the shares of record through the effective time of the merger.

A proxy that is signed and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder's right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the adoption of the merger agreement, or abstain from voting on the merger agreement.

Neither voting against the adoption of the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote. The demand must reasonably inform AirGate of the identity of the holder as well as the intention of the holder to demand an appraisal of the "fair value" of the shares held by the holder. A stockholder's failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the AirGate special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of AirGate common stock on the record date for the AirGate special meeting is entitled to assert appraisal rights for the shares registered in that holder's name. A demand for appraisal in respect of shares of AirGate common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder's name appears on the holder's stock certificates, should specify the holder's mailing address and the number of shares registered in the holder's name, and must state that the person intends to demand appraisal of the holder's shares pursuant to the merger agreement. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record. However, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners. In such case, however, the written demand should set forth the number of shares as to which appraisal is sought. If no number of shares is expressly mentioned, the demand will be presumed to cover all shares of AirGate common stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to AirGate PCS, Inc., 233 Peachtree St., N.E., Harris Tower, Suite 1700, Atlanta, GA 30303, Attention: Bill Loughman.

Within ten days after the effective time of the merger, the surviving corporation must notify each holder of AirGate common stock who has complied with Section 262 and who has not voted in favor of the adoption of the merger agreement that the merger has become effective. Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation or any holder of AirGate common stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the holder's shares. The surviving corporation is under no obligation to and has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of AirGate common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of AirGate common stock within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any holder of AirGate common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of AirGate common stock not voted in favor of the adoption of the merger agreement and the aggregate number of shares which have made demands for appraisal. The statement must be mailed within ten days after a written request has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed by a holder of shares of AirGate common stock and a copy is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation on the certificates of the pending appraisal proceeding. If any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determining the holders of AirGate common stock entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. You should not expect the surviving corporation to offer more than the applicable merger consideration to any stockholder exercising appraisal rights and the surviving corporation reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the "fair value" of a share of AirGate common stock is less than the applicable merger consideration.

Although AirGate believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Delaware Court of Chancery will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of common stock of AirGate have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of the company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise, and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc. the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

The costs of the action may be determined by the Court and levied upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

Any holder of shares of AirGate common stock who has demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of AirGate common stock as of a record date prior to the effective time of the merger.

Any AirGate stockholder may withdraw his or her demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to Alamosa a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

If any stockholder who demands appraisal of shares of AirGate common stock under Section 262 fails to perfect, or effectively withdraws or loses, such holder's right to appraisal, the stockholder's shares of AirGate common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration as described in Section 1.4(c) of the merger agreement. A stockholder will fail to perfect, or effectively lose or withdraw, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers to Alamosa a written withdrawal of the holder's demand for appraisal and an acceptance of the merger consideration, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of the surviving corporation and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of these rights. Consequently, any stockholder willing to exercise appraisal rights is urged to consult with legal counsel prior to attempting to exercise such rights.

Accounting Treatment

The merger will be accounted for as a "purchase," as that term is used under GAAP, for accounting and financial reporting purposes. AirGate will be treated as the acquired corporation for accounting and financial reporting purposes. AirGate's assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of Alamosa. Applicable income tax effects of these adjustments will be included as a component of the combined company's deferred tax asset or liability. The difference between the estimated fair value of the assets, liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as goodwill. Financial statements of Alamosa issued after the merger will reflect the values and will not be restated retroactively to reflect the historical financial position or results of operations of AirGate.

Financial Interests of AirGate Directors and Executive Officers in the Merger

AirGate's directors and executive officers have interests in the merger as individuals in addition to, and that may be different from, their interests as stockholders. The AirGate board of directors was aware of these interests of AirGate's directors and executive officers and considered them in its decision to approve the merger agreement.

Employment Agreements

On December 7, 2004, AirGate entered into a new employment agreement with Thomas M. Dougherty, AirGate's President and Chief Executive Officer, whose previous employment agreement had expired on April 15, 2004. Mr. Dougherty's employment agreement is for a one-year term, with automatic one-year extensions on the anniversary of such date. Mr. Dougherty is eligible to receive an annual cash bonus under AirGate's executive bonus plan based on achievement of performance goals established by the compensation committee of AirGate's board of directors. The compensation committee set Mr. Dougherty's targeted bonus at 65% of his base salary, which was set at $360,000.

The employment agreement provides that AirGate may terminate Mr. Dougherty's employment with or without cause, as defined in the agreement, at any time. The agreement also provides that Mr.

Dougherty may at any time terminate his employment for good reason, as defined in the agreement, or for no reason. If AirGate terminates Mr. Dougherty's employment without cause or Mr. Dougherty terminates his employment for good reason, he is entitled to receive:

•	all compensation and benefits earned through the date of termination, including, among other things, a prorated target bonus for the year of termination,

•	if the date of termination occurs (a) before or more than a year after a change of control, as defined in the agreement, one year's base salary plus Mr. Dougherty's target bonus for that year, or (b) within a year after a change of control, three years' base salary, and

•	18 months of health and other benefits.

In the event of Mr. Dougherty's death, his spouse is entitled to twelve months' base salary and health and other benefits for one year.

Mr. Dougherty agreed to certain customary non-compete restrictions on his present and future employment for either (x) one year after his termination (if his termination occurs before or more than a year after a change of control) or (y) three years after his termination (if his termination occurs within a year after a change of control).

Mr. Dougherty also agreed to reasonably cooperate with and provide reasonable assistance to AirGate for two years following his termination so long as such cooperation does not impede his ability to meet his obligations or duties to his then current employer. In connection with such cooperation, AirGate agreed to compensate Mr. Dougherty for his services, pay any costs or expenses incurred in connection with such cooperation, and provide indemnity for any legal matters resulting from his cooperation.

If Mr. Dougherty's employment with AirGate were to be terminated within one year following the effective time of the merger under circumstances entitling him to severance benefits under the employment agreement, he would be entitled to a cash severance payment of $1,080,000 plus a prorated bonus for the year of termination, calculated at the target level. It is expected that Mr. Dougherty's employment will be terminated in circumstances entitling him to severance benefits shortly following completion of the merger.

On December 7, 2004, AirGate also entered into employment agreements with William J. Loughman, AirGate's Vice President and Chief Financial Officer, and Roy A. Hadley, AirGate's Vice President, General Counsel and Secretary. The employment agreements formalized the terms of employment originally set forth in offer letters to Messrs. Loughman and Hadley, dated July 7, 2004 and June 18, 2004, respectively. Each employment agreement is for a one-year term, with automatic one-year extensions on the anniversary of such date. Each of Messrs. Loughman and Hadley is eligible to receive an annual cash bonus based on achievement of performance goals established by the compensation committee of AirGate's board of directors. The compensation committee set each of Messrs. Loughman's and Hadley's targeted bonus at 40% of their respective base salary, which was $220,000 for Mr. Loughman and $190,000 for Mr. Hadley.

Each employment agreement provides that AirGate may terminate Messrs. Loughman's or Hadley's employment with or without cause, as defined in the agreement, at any time. Each agreement also provides that Messrs. Loughman or Hadley may at any time terminate his employment for good reason, as defined in the agreement, or for no reason. If AirGate terminates Messrs. Loughman's or Hadley's employment without cause or Messrs. Loughman or Hadley terminates his employment for good reason, he is entitled to receive:

•	all compensation and benefits earned through the date of termination, including, among other things, a prorated target bonus for the year of termination,

•	if the date of termination occurs (a) before or more than a year after a change of control, as defined in the agreement, one year's base salary plus his target bonus for that year, or (b) within a year after a change of control, two years' base salary, and

•	18 months of health and other benefits.

Messrs. Loughman and Hadley each agreed to certain customary non-compete restrictions on his present and future employment for either (x) one year after his termination (if his termination occurs before or more than a year after a change of control) or (y) two years after his termination (if his termination occurs within a year after a change of control).

Messrs. Loughman and Hadley also each agreed to cooperate with and provide assistance to AirGate for two years following his termination so long as such cooperation does not impede his ability to meet his obligations or duties to his then current employer. In connection with such cooperation, AirGate agreed to compensate each of Messrs. Loughman and Hadley for his services and pay any costs or expenses incurred in connection with such cooperation.

If Messrs. Loughman's and Hadley's employment with AirGate were to be terminated within one year following the effective time of the merger under circumstances entitling them to severance benefits under their employment agreement, they would be entitled to a cash severance payment of $440,000 and $380,000, respectively plus, in each case, a prorated bonus for the year of termination, calculated at the target level. It is expected that Messrs. Loughman and Hadley will each have his employment terminated in circumstances entitling him to severance benefits shortly following completion of the merger.

Stock Options and Restricted Stock Units Held by Executive Officers and Directors

AirGate's executive officers and directors have received grants of stock options and restricted stock units under AirGate's various benefit plans. As discussed above under "—Treatment of Options" and "— Treatment of Restricted Stock Units," immediately before the effective time of the merger, AirGate will pay each option holder an amount in cash equal to the product of the number of shares of AirGate common stock underlying such option(s) times the amount by which the Per Share Amount exceeds the exercise price of the option. Immediately before the effective time of the merger, AirGate will also pay to each holder of restricted stock units an amount equal to the product of the Per Share Amount times the number of restricted stock units held by such holder immediately prior to the effective time.

In addition, on August 11, 2004, AirGate granted 45,000 and 30,000 options to purchase shares of AirGate common stock in the ordinary course of business to, respectively, William J. Loughman, AirGate's chief financial officer, and Roy E. Hadley, AirGate's vice president, general counsel and secretary. The original terms of these options called for them to vest ratably over four years on the anniversary of the date of their grant. On December 21, 2004, AirGate's Board of Directors unanimously approved the immediate acceleration of the vesting of one-half of Messrs. Loughman's and Hadley's options on a pro-rata basis. On December 23, 2004, certain of AirGate's directors and executive officers (including Messrs. Loughman and Hadley) exercised, in the aggregate, options to purchase 57,700 shares of AirGate common stock and received, in the aggregate, approximately $1.4 million upon sales of these shares (excluding brokerage commissions.)

As of January 7, 2005, the executive officers and directors of AirGate held, in the aggregate, (a) outstanding options to purchase 235,600 shares of AirGate common stock, of which 5,667 were vested on January 7, 2005, and all of which will vest in full on the effective date and (b) 85,756 restricted stock units. The following table summarizes the options held by each executive officer and director of AirGate with the corresponding exercise price and the number of restricted stock units each person holds. The table also assumes that the Per Share Amount is $34.58 (based on the closing price of Alamosa common stock on January 7, 2005 times the 2.87 exchange ratio), all vested and accelerated stock options were cancelled and extinguished for a lump sum cash payment immediately before the effective time of the merger, as described above, and all restricted stock units are converted into the right to receive $34.58 in cash per unit immediately before the effective time of the merger.

	Vested Stock Options (# of Shares/exercise price)	Value of Vested Stock Options	Accelerated Stock Options (# of Shares/exercise price)	Value of Accelerated Stock Options	Number of Accelerated Restricted Stock Units (#)/Value ($)	Aggregate Cash Value of Vested and Accelerated Stock Options and Accelerated Restricted Stock Units ($)
Executive Officers
Thomas M. Dougherty	N/A	$ 0	10,000/$4.10 75,000/$15.93	$ 304,800.00 1,398,750.00	25,000/$864,500.00	$2,568,050.00
Roy E. Hadley	N/A	0	15,000/$14.24	305,100.00	10,000/$345,800.00	650,900.00
William J. Loughman	N/A	0	22,500/$14.24	457,650.00	15,000/$518,700.00	976,350.00
Charles S. Goldfarb	N/A	0	2,500/$4.10 25,500/$15.93	76,200.00 475,575.00	8,500/$293,930.00	845,705.00
Louis Martinez	N/A	0	600/$10.75 4,500/$15.93	14,298.00 83,925.00	1,500/$51,870.00	150,093.00
Jonathan M. Pfohl	N/A	0	3,600/$4.10 28,500/$15.93	109,728.00 531,525.00	9,500/$328,510.00	969,763.00
Johnny Crawford	2,200/$75.00 300/$233.30 341/$183.75	0 0 0	400/$4.10 100/$233.30 4,500/$15.93	12,192.00 0 83,925.00	1,500/$51,870.00	147,987.00
Dennis D. Lee	N/A	0	3,500/$4.40 28,500/$15.93	105,630.00 531,525.00	9,500/$328,510.00	965,665.00
Non-Employee Directors
Robert A. Ferchat	2,000/$44.65 1,500/$1.30	$ 0 49,920.00	1,000/$44.65	$ 0	628/$21,716.24	$71,636.24
Max D. Hopper	N/A	0	N/A	0	1,000/$34,580.00	34,580.00
Timothy M. O'Brien	N/A	0	N/A	0	1,000/$34,580.00	34,580.00
John W. Risner	N/A	0	N/A	0	1,000/$34,580.00	34,580.00
Gail S. Schoettler	N/A	0	N/A	0	1,000/$34,580.00	34,580.00
Stephen R. Stetz	667/$2.10 1,500/$1.30	21,664.16 49,920.00	1,333/$2.10 3,000/$1.30	43,295.84 99,840.00	628/$21,716.24	236,436.24

Indemnification and Insurance

The merger agreement provides that, upon completion of the merger, Alamosa will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers and directors of AirGate and its subsidiaries to the fullest extent permitted by applicable law.

The merger agreement also provides that Alamosa will cause the persons serving as officers and directors of AirGate immediately prior to the effective time of the merger to be covered for a period of six years by the directors' and officers' liability insurance policy maintained by AirGate with respect to acts or omissions occurring prior to the effective time which were committed by such officers and directors in their capacity as such. However, Alamosa will not be required to expend on an annual basis more than 300% of the current amount expended by AirGate to maintain or procure insurance coverage. In the event that Alamosa is unable to maintain or obtain such insurance, Alamosa will use all reasonable efforts to obtain as much comparable insurance as is available for annual premium payments equal to 300% of the annual premium currently paid by AirGate for directors and officers' liability insurance.

Restrictions on Resales by Affiliates

Shares of Alamosa common stock to be issued to AirGate stockholders in the merger have been registered under the Securities Act of 1933, as amended, and may be traded freely and without restriction by those stockholders not deemed to be affiliates (as that term is defined under the

Securities Act) of AirGate. Any subsequent transfer of shares, however, by any person who is an affiliate of AirGate at the time the merger is submitted for a vote of the AirGate stockholders will, under existing law, require either:

•	the further registration under the Securities Act of the Alamosa common stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

An "affiliate" of AirGate is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, AirGate. These restrictions are expected to apply to the directors and executive officers of AirGate. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Alamosa will give stop transfer instructions to the transfer agent with respect to the shares of Alamosa common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

AirGate has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of AirGate for purposes of Rule 145 under the Securities Act, to deliver to Alamosa a written agreement intended to ensure compliance with the Securities Act.

AirGate Notes

Under the indentures governing AirGate's outstanding 9 3/8% Senior Subordinated Secured Notes due 2009 and First Priority Senior Secured Floating Rate Notes due 2011, to which we refer collectively as the AirGate notes, the consummation of the merger would constitute a "change of control" (as defined in the indentures) and therefore would require that following completion of the merger the surviving corporation make an offer to each holder of the AirGate notes to purchase all of the AirGate notes then outstanding at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Consent Solicitation

Prior to completion of the merger, AirGate intends to solicit consents of the holders of the AirGate notes to amend the governing indentures such that Alamosa would not be required to effect a change of control offer for the AirGate notes in connection with the merger. If the requisite number of AirGate noteholders do not consent to the proposed amendments with respect to any of the two series of AirGate notes, Alamosa expects to commence a change of control offer promptly following the completion of the merger with respect to any such series.

Bridge Loan Commitment

Alamosa has entered into a commitment letter with UBS Loan Finance LLC and UBS Securities LLC providing for bridge loan facilities of up to $300 million in the aggregate. The proceeds of these facilities would be used to purchase any AirGate notes that are tendered by noteholders in the event that AirGate does not obtain enough consents to amend the indentures governing the AirGate notes. The commitment is subject to specified conditions, including, among other things, satisfactory completion of the lenders' due diligence and the lack of any material adverse change to the business of Alamosa or AirGate. The definitive terms of the bridge loan facilities are subject to negotiation. On the one-year anniversary of the closing of the bridge loan facilities, any initial loans issued under the bridge loan facilities and not repaid by such one-year anniversary shall, subject to satisfaction of certain conditions, convert into rollover loans or notes that mature on the fifth anniversary of the closing of the bridge loan facilities.

If Alamosa is required to effect change of control offers following completion of the merger, and the conditions to funding under the bridge loan facilities are not satisfied, Alamosa might not have access to sufficient funds or borrowing sources to repurchase all tendered AirGate notes. In such a situation, Alamosa would have to obtain funding from another source in order to complete the repurchase of all AirGate notes tendered or negotiate terms with the AirGate noteholders. Any such alternate source of financing may only be available on terms less attractive than those under the commitment letter.

Alamosa has also agreed, for so long as UBS' commitment remains outstanding or any bridge loan facility remains unpaid, to retain UBS in various capacities, including as sole and exclusive lead underwriter, placement agent or initial purchaser and book-runner in connection with any issuance of debt or equity securities and as sole and exclusive arranger, book-runner and syndication agent in connection with each incurrence of debt by Alamosa or any of its subsidiaries or affiliates under any bank or loan financing, including any issuance of debt securities or any senior secured, bridge or interim bank or loan financing, for the purposes of consummating the merger or refinancing or replacing certain of AirGate's existing indebtedness or any bridge or other interim financing arrangement (including the bridge loan facilities) entered into in connection with the merger or the change of control put right of AirGate noteholders. UBS Loan Finance LLC and UBS Securities LLC will receive customary fees in connection with the bridge loan facilities.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial information presents the effects of the proposed merger of AirGate with and into A-Co Merger Sub, Inc., a wholly owned subsidiary of Alamosa. The unaudited pro forma condensed consolidated financial information is prepared using the purchase method of accounting with Alamosa treated as the acquiror and as if the transaction had been completed as of January 1, 2003 for statements of operations purposes and on September 30, 2004 for balance sheet purposes.

The unaudited pro forma condensed consolidated financial information presents the combination of historical financial statements of Alamosa and AirGate adjusted to (1) give effect to the October 2004 issuance of senior secured floating rate notes by AirGate and related termination of the AirGate senior credit facility and redemption of AirGate's remaining 13.5% senior subordinated discount notes with a portion of the proceeds therefrom and (2) give effect to the merger. Two pro forma transaction scenarios are presented. The maximum cash scenario assumes that a sufficient number of AirGate stockholders receive cash in the transaction such that all of the $100 million in potential cash consideration is paid thereby reducing the number of Alamosa shares issued in the transaction. The all stock scenario assumes that all AirGate stockholders elect to receive stock in the transaction and that all consideration is paid in the form of Alamosa stock. The actual number of shares of Alamosa stock issued will depend on the number of AirGate stockholders that receive their merger consideration in the form of cash. The pro forma adjustments for each transaction scenario are described in the accompanying notes presented on the following pages.

The pro forma statements were prepared using (1) the audited consolidated financial statements of Alamosa contained in Alamosa's annual report on Form 10-K for the year ended December 31, 2003 as filed on March 15, 2004, which are incorporated herein by reference, (2) the audited consolidated financial statements of AirGate contained in AirGate's annual report on Form 10-K for the year ended September 30, 2004 as filed on December 14, 2004, which are incorporated herein by reference, (3) the unaudited consolidated financial statements of Alamosa contained in Alamosa's quarterly report on Form 10-Q for the quarterly period ended September 30, 2004 as filed on November 9, 2004, which are incorporated herein by reference, and (4) the unaudited consolidated financial statements of AirGate contained in AirGate's quarterly reports on Form 10-Q for the quarterly periods ended December 31, 2003 and 2002, which have been used to present the AirGate fiscal year pro forma financial information on a calendar basis consistent with the Alamosa calendar year.

Under the purchase method of accounting, the purchase price will be allocated to the underlying tangible and intangible assets and liabilities acquired based on their respective fair market values, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation is based on an estimate of the fair market value of the tangible and intangible assets and liabilities of AirGate. Certain assumptions have been made with respect to the fair market value of identifiable intangible assets as more fully described in the accompanying notes to the unaudited pro forma condensed consolidated financial information. As of the date of this filing, Alamosa has not commenced the external valuation studies necessary to arrive at the fair market value of the assets and liabilities to be acquired and the related allocations of purchase price. Once Alamosa has received the external valuation studies necessary to finalize the required purchase price allocation after the consummation of the merger, the final allocation of purchase price will be determined. The final purchase price allocation based on third party appraisals may be different than that reflected in the pro forma purchase price allocation and this difference may be material.

The unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Alamosa would have been had the transaction occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

The unaudited pro forma condensed consolidated financial information does not include the realization of any cost savings from operating efficiencies, synergies or other restructurings resulting from the transaction. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of Alamosa and AirGate that are incorporated by reference in this joint proxy statement-prospectus.

ALAMOSA HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
September 30, 2004
(dollars in thousands)

						Maximum Cash Scenario			All Stock Scenario
	Alamosa Holdings, Inc. September 30, 2004	AirGate PCS, Inc. September 30, 2004	Pro Forma Adjustments		AirGate PCS, Inc. Adjusted	Pro Forma Adjustments		Pro Forma Consolidated	Pro Forma Adjustments		Pro Forma Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$109,269	$13,453	$27,341	(a)(c)	$40,794	$(112,000	)(d)	$38.063	$(12,000	)(e)	$138,063
Short term investments	50,342	55,000			55,000			105,342			105,342
Customer accounts receivable, net	45,164	20,329			20,329			65,493			65,493
Receivable from Sprint	18,531	23,601			23,601			42,132			42,132
Inventory	6,778	3,052			3,052			9,830			9,830
Prepaid expenses and other assets	10,816	1,006			1,006			11,822			11,822
Deferred customer acquisition costs	6,884	—			—			6,884			6,884
Deferred tax asset	4,572	—			—			4,572			4,572
Total current assets	252,356	116,441	27,341		143,782	(112,000)		284,138	(12,000)		384,138
Property and equipment, net	431,363	144,324			144,324			575,687			575,687
Debt issuance costs, net	9,286	3,071	1,700	(a)(b)	4,771			14,057			14,057
Early redemption option on preferred stock	23,637	—			—			23,637			23,637
Intangible assets, net	424,283	—			—	334,588	(d)	758,871	334,588	(e)	758,871
Goodwill	—	—	—		—	304,021	(d)	304,021	304,021	(e)	304,021
Other noncurrent assets	4,700	2,811			2,811			7,511			7,511
Total assets	$1,145,625	$266,647	$29,041		$295,688	$526,609		$1,967,922	$626,609		$2,067,922
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$25,880	$2,128			$2,128			$28,008			$28,008
Accrued expenses	43,272	18,967			18,967			62,239			62,239
Payable to Sprint	26,729	40,879			40,879			67,608			67,608
Interest payable	8,423	—			—			8,423			8,423
Deferred revenue	23,284	9,107			9,107			32,391			32,391
Current maturities of debt	—	21,200	(21,200	)(a)	—			—			—
Current installments of capital leases	168	—			—			168			168
Total current liabilities	127,756	92,281	(21,200)		71,081	—		198,837	—		198,837
Long-term liabilities
Capital lease obligations	777	—			—			777			777
Other noncurrent liabilities	6,225	6,262			6,262			12,487			12,487
Deferred tax liability	15,963	—			—	121,325	(f)	137,288	121,325	(f)	137,288
Senior credit facility	—	110,000	(110,000	)(a)	—			—			—
Senior notes	732,722	138,396	173,084	(a)	311,480			1,044,202			1,044,202
Total liabilities	883,443	346,939	41,884		388,823	121,325		1,393,591	121,325		1,393,591
Commitments and contingencies	—	—			—			—			—
Redeemable convertible preferred stock	161,438	—			—			161,438			161,438
Stockholders' equity
Preferred stock	—	—			—			—			—
Common stock	1,142	118			118	139	(d)	1,399	221	(e)	1,481
Additional paid-in capital	860,512	1,046,551			1,046,551	(734,659	)(d)	1,172,404	(634,741	)(e)	1,272,322
Accumulated deficit	(760,652)	(1,126,961)	(12,843	)(b)(c)	(1,139,804)	1,139,804	(d)	(760,652)	1,139,804	(e)	(760,652)
Unearned compensation	(258)	—			—			(258)			(258)
Accumulated other comprehensive loss, net of tax	—	—			—			—			—
Total stockholders' equity (deficit)	100,744	(80,292)	(12,843)		(93,135)	405,284		412,893	505,284		512,893
Total liabilities, redeemable convertible preferred stock & stockholders' equity	$1,145,625	$266,647	$29,041		$295,688	$526,609		$1,967,922	$626,609		$2,067,922

ALAMOSA HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2003
(dollars in thousands)

			Maximum Cash Scenario			All Stock Scenario
	Alamosa Holdings, Inc. Year ended December 31, 2003	AirGate PCS, Inc. Year ended December 31, 2003(i)	Pro Forma Adjustments		Pro Forma Consolidated Year ended December 31, 2003	Pro Forma Adjustments		Pro Forma Consolidated Year ended December 31, 2003
Revenues:
Subscriber revenues	$452,396	$253,721			$706,117			$706,117
Roaming revenues	150,772	65,795			216,567			216,567
Service revenues	603,168	319,516	—		922,684	—		922,684
Product sales	27,882	11,470			39,352			39,352
Total revenues	631,050	330,986	—		962,036	—		962,036
Cost and expenses:
Cost of service and operations	317,215	178,292			495,507			495,507
Cost of products sold	59,651	21,261			80,912			80,912
Selling and marketing	112,626	49,008			161,634			161,634
General and administrative expenses	16,257	25,270	(5,402	)(m)	36,125	(5,402	)(m)	36,125
Depreciation and amortization	110,495	46,642	58,196	(g)	215,333	58,196	(g)	215,333
Impairment of property and equipment	2,243	318			2,561			2,561
Non-cash compensation	536	580			1,116			1,116
Total costs and expenses	619,023	321,371	52,794		993,188	52,794		993,188
Income (loss) from operations	12,027	9,615	(52,794)		(31,152)	(52,794)		(31,152)
Gain on derivative instrument	2,858	—			2,858			2,858
Debt exchange expenses	(8,694)	—	(5,402	)(m)	(14,096)	(5,402	)(m)	(14,096)
Interest and other income	948	344	(875	)(l)	417			1,292
Interest expense	(99,914)	(43,828)	(995	)(l)	(144,737)			(143,742)
Loss before income taxes	(92,775)	(33,869)	(60,066)		(186,710)	(58,196)		(184,840)
Income tax benefit	17,929	—			17,929			17,929
Loss from continuing operations	(74,846)	(33,869)	(60,066)		(168,781)	(58,196)		(166,911)
Preferred stock dividends	(1,770)	—			(1,770)			(1,770)
Net loss from continuing operations attributable to common stockholders	$(76,616)	$(33,869)	$(60,066)		$(170,551)	$(58,196)		$(168,681)
Basic and diluted net loss from continuing operations per share	(0.81)	(6.53)			(1.43)			(1.32)
Weighted average shares outstanding	94,088,853	5,188,593			119,667,863 (k)			127,863,179 (k)

ALAMOSA HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Nine months ended September 30, 2004
(dollars in thousands)

			Maximum Cash Scenario			All Stock Scenario
	Alamosa Holdings, Inc. Nine months ended September 30, 2004	AirGate PCS, Inc. Nine months ended September 30, 2004(j)	Pro Forma Adjustments		Pro Forma Consolidated Nine months ended September 30, 2004	Pro Forma Adjustments		Pro Forma Consolidated Nine months ended September 30, 2004
Revenues:
Subscriber revenues	$401,938	$192,315			$594,253			$594,253
Roaming revenues	153,964	53,225			207,189			207,189
Service revenues	555,902	245,540	—		801,442	—		801,442
Product sales	25,483	10,065			35,548			35,548
Total revenues	581,385	255,605	—		836,990	—		836,990
Cost and expenses:
Cost of service and operations	276,528	118,812			395,340			395,340
Cost of products sold	56,427	22,523			78,950			78,950
Selling and marketing	102,922	36,604			139,526			139,526
General and administrative expenses	17,284	15,640	(871	)(m)	32,053	(871	)(m)	32,053
Depreciation and amortization	78,793	36,062	43,647	(h)	158,502	43,647	(h)	158,502
Impairment of property and equipment	3,082	50			3,132			3,132
Non-cash compensation	81	560			641			641
Total costs and expenses	535,117	230,251	42,776		808,144	42,776		808,144
Income from operations	46,268	25,354	(42,776)		28,846	(42,776)		28,846
Gain on derivative instrument	1,946	—			1,946			1,946
Debt exchange expenses	—	—	(871	)(m)	(871)	(871	)(m)	(871)
Loss on debt extinguishment	(13,101)	—			(13,101)			(13,101)
Interest and other income	751	590	(663	)(l)	678			1,341
Interest expense	(56,393)	(24,969)	(5	)(l)	(81,367)			(81,362)
Income (loss) before income taxes	(20,529)	975	(44,315)		(63,869)	(43,647)		(63,201)
Income tax expense	(557)	—			(557)			(557)
Net income (loss) from continuing operations	(21,086)	975	(44,315)		(64,426)	(43,647)		(63,758)
Preferred stock dividends	(8,078)	—			(8,078)			(8,078)
Preferred stock conversion premium	(6,600)	—			(6,600)			(6,600)
Net income (loss) from continuing operations attributable to common stockholders	$(35,764)	$975	$(44,315)		$(79,104)	$(43,647)		$(78,436)
Net income (loss) from continuing operations per share:
Basic	(0.35)	0.09			(0.61)			(0.57)
Diluted	(0.35)	0.09			(0.61)			(0.57)
Weighted average shares outstanding:
Basic	103,441,770	10,568,083			129,020,780 (k)			137,216,096 (k)
Diluted	103,441,770	10,622,616			129,020,780 (k)			137,216,096 (k)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION

(dollars in thousands)

a.	The pro forma adjustment represents the impact of the issuance of senior secured floating rate notes by AirGate in October 2004 as if such transaction took place on September 30, 2004. In connection with this adjustment, the notes were issued in the amount of $175,000 with $131,200 used to terminate the existing senior credit facility, $4,500 used for debt issuance costs and $1,916 used to retire the remaining portion of AirGate's 13.5% senior subordinated discount notes. The remaining proceeds of $37,384 are reflected as an increase in cash and cash equivalents. The interest rate on the senior secured floating rate notes is LIBOR plus 3.75% which is identical to the rate on the senior credit facility. As such, no interest expense adjustment in the pro forma statements of operations is needed.

b.	In connection with the termination of the AirGate senior credit facility in October 2004, and the prepayment of the senior subordinated discount notes in December 2004, remaining unamortized debt issuance costs and a prepayment premium on the subordinated notes were charged to expense. The pro forma adjustment includes $2,800 related to the write off of these unamortized costs and prepayment premium.

c.	In accordance with the terms of the merger agreement, immediately prior to the consummation of the transaction, AirGate will be required to make a cash payment to retire all outstanding AirGate stock options and performance restricted stock unit awards. The pro forma adjustment of $10,043 is the amount of cash that would be paid to option holders and holders of the performance restricted stock unit awards based on the 10 day trailing average of Alamosa's stock price through January 5, 2005 and a conversion ratio of 2.87 and is reflected as a reduction of cash and cash equivalents and stockholders' equity of AirGate.

d.	The pro forma adjustment represents the purchase price allocation as of September 30, 2004 assuming the minimum number of Alamosa shares are issued due to AirGate stockholders receiving cash up to the maximum of $100,000. For purposes of determining the purchase price allocation, the fair market value of all tangible and intangible assets and liabilities are estimated at September 30, 2004. The allocation of purchase price under this scenario is as follows:

Consideration:
Alamosa stock issued	$312,149
Cash (including direct transaction costs)	112,000
Total	424,149
Allocated to:
Current assets	143,782
Tangible noncurrent assets	151,906
Identifiable intangible assets	334,588
Liabilities acquired (including deferred taxes)	(510,148)
Goodwill	$304,021

The value of Alamosa stock issued is based on 25,579,010 shares issued to AirGate stockholders who receive Alamosa stock in the merger. The number of Alamosa shares issued is calculated on the basis of (1) 11,768,058 AirGate shares outstanding at September 30, 2004, (2) the payment of $100,000 in cash to AirGate stockholders receiving cash in the merger, and (3) the calculation of the per share cash consideration received by these stockholders on the basis of (a) the exchange ratio of 2.87 and (b) the ten day trailing average closing price of Alamosa common stock through January 5, 2005 of $12.20. Alamosa shares issued to AirGate stockholders are valued at $12.20 per share. The actual valuation of shares issued will be based on a measurement date to be determined when the actual number of shares to be issued has been fixed.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION  — (Continued)

The identifiable intangibles consist of (1) value assigned to the AirGate subscriber base as of September 30, 2004 of $134,588 and (2) value assigned to the agreements between AirGate and Sprint as of September 30, 2004 of $200,000. The allocation of value to intangible assets was based on assumptions as to the value of subscribers and the value of the Sprint agreements and does not necessarily represent the ultimate fair value of such assets that will be determined by an independent valuation firm subsequent to the consummation of the merger.

The cash consideration consists of $100,000 in cash payment to AirGate stockholders and $12,000 in direct cash costs of the transaction, the direct cash costs consist of estimates for professional fees (including banking fees) and other direct costs of the transaction.

e.	The pro forma adjustment represents the purchase price allocation as of September 30, 2004 assuming the maximum number of Alamosa shares are issued due to all AirGate stockholders electing to receive stock. For purposes of determining the purchase price allocation, the fair market value of all tangible and intangible assets and liabilities are estimated at September 30, 2004. The allocation of purchase price under this scenario is as follows:

Consideration:
Alamosa stock issued	$412,149
Cash (including direct transaction costs)	12,000
Total	424,149
Allocated to:
Current assets	143,782
Tangible noncurrent assets	151,906
Identifiable intangible assets	334,588
Liabilities acquired (including deferred taxes)	(510,148)
Goodwill	$304,021

The value of Alamosa stock issued is based on 33,774,326 shares issued to AirGate stockholders. The number of Alamosa shares issued is based on 11,768,058 AirGate shares outstanding at September 30, 2004 converted at a ratio of 2.87 Alamosa shares for each AirGate share. These shares are valued at $12.20 per share which represents the ten day trailing average closing price of Alamosa stock through January 5, 2005. The actual valuation of shares issued will be based on a measurement date to be determined when the actual number of shares to be issued has been fixed.

The identifiable intangibles consist of (1) value assigned to the AirGate subscriber base as of September 30, 2004 of $134,588 and (2) value assigned to the agreements between AirGate and Sprint as of September 30, 2004 of $200,000. The allocation of value to intangible assets was based on assumptions as to the value of subscribers and the value of the Sprint agreements and does not necessarily represent the ultimate fair value of such assets that will be determined by an independent valuation firm subsequent to the consummation of the merger.

The cash consideration consists solely of $12,000 in direct cash costs of the transaction. The direct cash costs consist of estimates for professional fees (including banking fees) and other direct costs of the transaction.

f.	The pro forma purchase price allocation results in no differences between the carrying value and the fair value of the tangible assets and liabilities of AirGate as of September 30, 2004. As a result, no additional deferred income tax assets or liabilities are estimated in connection with those tangible assets and liabilities. With respect to the intangible assets associated with the purchase price allocation, such assets would have no tax basis at the time of the transaction and a deferred tax liability would be recognized in connection with this difference in book and tax basis as it relates to the identifiable subscriber base intangible and the intangible associated with the Sprint agreements. This pro forma adjustment is based on an effective tax rate of 38 percent and is reflected as an

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION  — (Continued)

increase in deferred tax liabilities. The increase of $127,143 in deferred tax liabilities has been reduced by $5,818 as an estimate of the decrease in AirGate's valuation allowance against deferred tax assets that would be recorded in the pro forma transaction.

g.	The pro forma adjustment represents the amortization of identifiable intangible assets that would be recorded for the year ended December 31, 2003 assuming the transaction had been consummated on January 1, 2003. For purposes of determining this amount, the estimated life of the subscriber base intangible asset is assumed to be 3 years and the estimated life of the Sprint agreement intangible asset is assumed to be 15 years as of January 1, 2003.

h.	The pro forma adjustment represents the amortization of identifiable intangible assets that would be recorded for the nine months ended September 30, 2004 assuming the transaction had been consummated on January 1, 2003. For purposes of determining this amount, the estimated life of the subscriber base intangible asset is assumed to be 3 years and the estimated life of the Sprint agreement intangible asset is assumed to be 15 years as of January 1, 2003.

i.	The consolidated statement of operations of AirGate for the year ended December 31, 2003 was determined by taking the fiscal year ended September 30, 2003 statement of operations less the activity reported for the quarter ended December 31, 2002 plus the activity reported for the quarter ended December 31, 2003. Certain reclassifications have been made to the historical AirGate presentation to conform to the Alamosa presentation.

j.	The consolidated statement of operations of AirGate for the nine months ended September 30, 2004 was determined by taking the fiscal year ended September 30, 2004 statement of operations less the activity reported for the quarter ended December 31, 2003. Certain reclassifications have been made to the historical AirGate presentation to conform to the Alamosa presentation.

k.	Weighted average shares outstanding is based on Alamosa's historical weighted average shares outstanding and the additional shares issued in the merger of 25,579,010 shares in the maximum cash scenario and 33,774,326 shares in the all stock scenario.

l.	The pro forma adjustments to interest income and interest expense in the maximum cash scenario represent the cost associated with the $100,000 paid to AirGate stockholders. The adjustment is a combination of a reduction in interest income and an increase in interest expense based on the assumed sources of the $100,000 being part cash and part borrowed funds as of January 1, 2003. The reduction in interest income is based on Alamosa's historic yield during the respective periods and the increase in interest expense is based on the effective interest rate on Alamosa's senior secured credit facility which was 5.65%.

m.	The pro forma adjustment represents expenses incurred in connection with the evaluation of financing alternatives, and the implementation of the recapitalization plan, including the issuance of debt. The expenses were included in general & administrative expense in AirGate's historical statements of operations. The adjustment conforms the presentation to be consistent with Alamosa's classification of such expenses.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Alamosa

Alamosa common stock is listed on the Nasdaq National Market and traded under the symbol "APCS." The following table sets forth, for the periods indicated, the high and low reported sales prices per share of Alamosa common stock on the Nasdaq National Market.

	Price Range of Common Stock
	High	Low
2001
First Quarter	$17.13	$7.25
Second Quarter	$17.20	$9.69
Third Quarter	$20.00	$10.90
Fourth Quarter	$18.70	$10.57
2002
First Quarter	$11.95	$3.00
Second Quarter	$6.20	$0.75
Third Quarter	$1.36	$0.23
Fourth Quarter	$1.11	$0.27
2003
First Quarter	$0.85	$0.30
Second Quarter	$1.95	$0.25
Third Quarter	$4.76	$1.52
Fourth Quarter	$4.30	$3.09
2004
First Quarter	$6.48	$4.01
Second Quarter	$8.01	$5.71
Third Quarter	$8.91	$6.73
Fourth Quarter	$12.84	$7.54
2005
First Quarter (through January 12, 2005)	$12.58	$11.59

AirGate

AirGate common stock is listed on the Nasdaq National Market and traded under the symbol "PCSA." The following table sets forth, for the periods indicated, the high and low reported closing prices per share of AirGate common stock on the Nasdaq National Market. AirGate consummated a 1-for-5 reverse stock split on February 13, 2004. The prices set forth below prior to that time are adjusted to reflect the reverse stock split.

	Price Range of Common Stock
	High	Low
2001
First Quarter	$249.38	$147.19
Second Quarter	$267.50	$154.38
Third Quarter	$300.25	$208.75
Fourth Quarter	$302.20	$211.00
2002
First Quarter	$239.85	$42.60
Second Quarter	$87.65	$4.60
Third Quarter	$9.40	$1.95
Fourth Quarter	$8.35	$1.75
2003
First Quarter	$4.75	$0.70
Second Quarter	$6.70	$0.55
Third Quarter	$17.90	$5.05
Fourth Quarter	$13.00	$6.50
2004
First Quarter	$22.46	$11.95
Second Quarter	$20.50	$14.77
Third Quarter	$19.60	$13.82
Fourth Quarter	$36.55	$19.38
2005
First Quarter (through January 12. 2005)	$35.04	$33.44

Alamosa Future Dividend Policy

Alamosa has never declared or paid any cash dividends on its common stock and does not expect to pay dividends on its common stock in the foreseeable future. Alamosa currently intends to retain its future earnings, if any, to fund the development and growth of the business. Future dividends, if any, will be determined by the Alamosa board of directors and will depend upon the restrictions contained in Alamosa's existing indebtedness and Alamosa's results of operations, financial conditions, capital expenditures, contractual restrictions and business prospects, as well as other factors that the Alamosa board of directors considers relevant.

DESCRIPTION OF ALAMOSA CAPITAL STOCK

General

The authorized capital stock of Alamosa consists of 290 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share. As of the record date, 115,024,777 shares of common stock were issued and outstanding and 478,987 shares of Series B Convertible Preferred Stock were issued and outstanding. The preferred stock may be issued in one or more series with such terms and at such times and for such consideration as the Alamosa board of directors determines.

The following summary of the terms of the capital stock of Alamosa is not intended to be complete and is subject in all respects to the applicable provisions of the General Corporation Law of the State of Delaware, or DGCL, and is qualified by reference to the certificate of incorporation and bylaws of Alamosa. To obtain copies of these documents, see "Where You Can Find More Information" on page 95.

Common Stock

The outstanding shares of Alamosa common stock are fully paid and nonassessable. Holders of Alamosa common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Alamosa common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The Alamosa common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

Subject to the preferences applicable to any shares of Alamosa preferred stock outstanding at the time, holders of Alamosa common stock are entitled to dividends when and as declared by the Alamosa board of directors from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

Preferred Stock

The board of directors of Alamosa may, without further action by the stockholders of Alamosa, issue one or more series of Alamosa preferred stock and fix the rights and preferences of these shares, including the dividend rights, dividend dates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Alamosa has outstanding 478,987 shares of Series B Preferred Stock as of the record date. The Series B Preferred Stock is senior to Alamosa common stock with respect to the payment of dividends and upon liquidation, dissolution or winding up of Alamosa. Holders of Series B Preferred Stock are entitled to receive, when and as declared by the board of directors of Alamosa, dividends at the annual rate of 7.5% of the $250 liquidation preference per share. Dividend payments can be made in cash, shares of Series C Preferred Stock, shares of Alamosa Common Stock, or in any combination thereof.

The Series B Preferred Stock may be redeemed by Alamosa, in whole or in part, at any time on or after the third anniversary of the date of the original issuance at a redemption price of 125% of the $250 liquidation preference, reduced by 5 percent annually thereafter until 2011 after which time the redemption price remains at 100%. All outstanding Series B Preferred Stock must be redeemed by Alamosa on July 31, 2013.

Each share of Series B Preferred Stock carries 1 vote on all matters submitted generally to the shareholders of Alamosa, and votes together as a single class with Alamosa common stock. Shares of Series B Preferred Stock can be converted at any time into shares of Alamosa common stock at a conversion price of $3.40, subject to adjustment.

Alamosa has no outstanding shares of Series C Preferred Stock as of the record date. The Series C Preferred Stock has the same terms as those of the Series B Preferred Stock described above, except that the conversion price is $4.25, subject to adjustment.

More information regarding the corporate structure and governance of Alamosa is contained in the section entitled "Comparison of Stockholders' Rights" below.

Anti-Takeover Provisions

The Alamosa certificate of incorporation and Alamosa's bylaws provide that the Alamosa board of directors is to be divided into three classes as nearly equal in number as possible. Directors are elected by classes to three year terms, so that approximately one-third of the directors of Alamosa are elected at each annual meeting of the stockholders. In addition, Alamosa's bylaws provide that the power to fill vacancies is vested in the Alamosa board of directors. The overall effect of these provisions may be to prevent a person or entity from seeking to acquire control of Alamosa through an increase in the number of directors on the Alamosa board and the election of designated nominees to fill newly created vacancies.

Shareholder Rights Plan

On February 14, 2001, Alamosa's board of directors adopted a stockholder rights plan. The rights plan provides that one right will be issued with each share of common stock issued. Each right, when exercisable, will entitle the holder to purchase from Alamosa one one-thousandth of a share of Series A preferred stock at a purchase price of $84 per one one-thousandth of a share, subject to adjustment. Each such fractional share of the Series A preferred stock will essentially be the economic equivalent of one share of common stock.

A stockholder rights plan is designed to deter coercive takeover tactics and to encourage third parties interested in acquiring Alamosa to negotiate with its board. The stockholder rights plan achieves these goals by significantly diluting the ownership interest of a person who acquires a specified percentage of Alamosa's common stock without first obtaining approval of the board.

Initially, the rights will be attached to all certificates representing outstanding shares of Alamosa's common stock and will be transferred with and only with such certificates. The rights will separate from Alamosa's common stock and become exercisable upon the earlier to occur of:

•	the close of business on the tenth business day after the public announcement that a person or group of persons has acquired 20% or more of our outstanding common stock, except in connection with an offer approved by the Alamosa's board; or

•	the close of business on the tenth business day after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group of persons acquiring 20% or more of Alamosa's outstanding common stock.

A person or group of persons will be considered to have acquired beneficial ownership of Alamosa's common stock if they have the power to vote or direct the voting of Alamosa's common stock. Certain stockholders named in Alamosa's amended and restated certificate of incorporation may enter into voting agreements with each other only, at any time, without being deemed the beneficial owner of securities owned by the other parties to the voting agreements, if the voting agreements:

•	were approved by the Alamosa's board prior to the time they were entered into;

•	do not govern the voting of Alamosa's common stock regarding matters other than the election of members of the Alamosa's board of directors; and

•	do not govern the voting of Alamosa's common stock held by persons other than persons who were stockholders in Alamosa before the date of Alamosa's initial public offering.

The rights will expire at the close of business on the tenth anniversary of the date of issuance, unless Alamosa redeems or exchanges the rights before that date or amend the stockholder rights plan to extend the term of the rights.

Flip-in Right.    If any person or group of persons acquires 20% or more of Alamosa's outstanding common stock, each holder of a right, other than the acquiring person, will have the right to receive,

upon exercise thereof, the number of shares of common stock, or in certain circumstances, cash, property or other securities of Alamosa, having a value equal to two times the purchase price of the right. The acquiring person's rights will automatically become null and void in that event. In other words, the stockholders other than the acquiring person will be able to buy common stock at half price.

Flip-over Right.    If at any time after a person or group of persons acquires 20% or more of Alamosa's outstanding common stock and the following occurs:

•	we effect a merger or other business combination in which we are not the surviving corporation;

•	we are the surviving corporation in a consolidation, merger or similar transaction in which our shares of common stock are changed into or exchanged for other securities; or

•	we sell or otherwise transfer more than 50% of our assets, cash flow or earning power;

then each holder of a right, except a person who has acquired beneficial ownership of 20% or more of the outstanding common stock, may purchase, upon the exercise of each right at the then-current purchase price, that number of shares of common stock of the acquiring company with a market value equal to two times the purchase price of the right. In other words, the stockholders other than the acquiring person will be able to buy common stock of the acquiring company at half price.

Adjustments.    The purchase price and the number of shares of Series A Preferred stock or other securities issuable upon exercise of the rights may be adjusted to prevent dilution upon:

•	stock dividends, subdivisions, combinations or reclassifications of Alamosa's common stock or the Series A preferred stock;

•	below market issuances of rights or warrants to subscribe for or convert into Series A preferred stock; or

•	distributions to holders of the Series A preferred stock of evidence of indebtedness, cash, excluding regular quarterly cash dividends, assets, excluding dividends payable in Series A preferred stock, or subscription rights or warrants.

Exchange of Rights.    After a person or group of persons acquires 20% of Alamosa's outstanding common stock but before that person or group beneficially owns 50% or more of Alamosa common stock, Alamosa may, at its option, exchange the rights at an exchange ratio of one-half the number of shares of common stock, Series A preferred stock, or other property for which a right is exercisable immediately prior to Alamosa's decision to exchange the rights, subject to adjustment. Rights held by an acquiring person are not entitled to these exchange rights. In that event, the stockholders other than the acquiring person would receive common stock in exchange for their rights.

Redemption of Rights.    At any time before a person or group of persons acquires 20% or more of Alamosa's outstanding common stock, Alamosa may redeem the rights at a price of $0.001 per right. Upon the effective date of the redemption of the rights, the rights will terminate and the rights holders will only be entitled to receive the $0.001 redemption price.

Rights as a Stockholder.    Until a right is exercised, the rights will not entitle the holder to the rights as Alamosa's stockholder, including, without limitation, the right to vote or to receive dividends.

The rights may have certain anti-takeover effects. The rights may cause substantial dilution to any person or group that attempts to acquire Alamosa without the approval of its board. As a result, the overall effect of the rights may be to make more difficult a merger, tender offer, other business combination or proxy contest involving Alamosa, even if such event would be favorable to the interest of Alamosa's stockholders.

COMPARISON OF STOCKHOLDERS' RIGHTS

Alamosa and AirGate are both incorporated under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Alamosa capital stock and AirGate capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. After the effective time of the merger, the rights of former stockholders of AirGate will be determined by reference to Alamosa's certificate of incorporation and bylaws. The material differences between the rights of holders of AirGate common stock and the rights of holders of Alamosa common stock, resulting from the differences in their governing documents, are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of Alamosa common stock under applicable Delaware law, the Alamosa certificate of incorporation and the Alamosa bylaws or the rights of the holders of AirGate common stock under applicable Delaware law, the AirGate certificate of incorporation and the AirGate bylaws, or a complete description of the specific provisions referred to below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL, and the governing corporate instruments of Alamosa and AirGate, to which the holders of AirGate common stock are referred. Copies of the governing corporate instruments of Alamosa and AirGate are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement-prospectus is delivered, by following the instructions listed under "Where You Can Find More Information."

Summary of Material Differences Between the
Rights of Alamosa Stockholders and the Rights of AirGate Stockholders

	Alamosa Stockholder Rights	AirGate Stockholder Rights
Authorized Capital Stock:	The authorized capital stock of Alamosa consists of (i) 290,000,000 shares of common stock, par value $0.01 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, of which 300,000 have been designated as Series A preferred stock, 750,000 have been designated as Series B preferred stock and 500,000 have been designated as Series C preferred stock.	The authorized capital stock of AirGate consists of (i) 30,000,000 shares of common stock, par value $0.01 per share and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share.
Stockholder Nominations and Proposals for Business:	Alamosa's bylaws permit stockholders of record to nominate candidates for election to Alamosa's board of directors and to introduce other business that is a proper matter for stockholder action in connection with any annual meeting of stockholders. In either case, the stockholder must provide timely notice to the Secretary of Alamosa and the notice must contain specific information as further delineated in Alamosa's bylaws.	AirGate's bylaws also permit stockholders of record to nominate candidates for election to AirGate's board of directors and to introduce other business that is a proper matter for stockholder action in connection with any annual meeting of stockholders. The stockholder must provide timely notice to the Secretary of AirGate, and the notice must contain specific information as further delineated in AirGate's bylaws.
	In connection with an annual meeting, to be timely, notice must be given to Alamosa not less than 45 days nor more than 75 days before the first anniversary of the date on which Alamosa first mailed its proxy materials for the preceding year's annual meeting of stockholders. However, if the annual meeting is held on a date that is not within 30 days before or after the anniversary of the date of the prior year's annual meeting, notice must be given not later than the close of business on the later of (1) the 90th day prior to such annual meeting or (2) the 10th day following the day on which public announcement of the date of such meeting is first made.	In connection with an annual meeting, in the case of director nominations and introduction of other business, to be timely, notice must be delivered to and received by AirGate not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. However, if the annual meeting is held on a date that is not within 30 days before or within 70 days after that the anniversary date, notice must be given not earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of the business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

	Alamosa Stockholder Rights	AirGate Stockholder Rights
Vacancies on the Board of Directors:	Subject to the rights of the holders of any class or series of preferred stock then outstanding, the Alamosa certificate of incorporation provides that any vacancy on the Alamosa board of directors and any newly created directorship resulting from any increase in the authorized number of directors may only be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen will hold the office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires, upon election and qualification of their successors. The certificate of incorporation also provides that under no circumstances may Alamosa's stockholders fill in vacancies resulting from newly created directorships.
Subject to the rights of holders of any series of preferred stock outstanding, the AirGate certificate of incorporation provides that any vacancy on the AirGate board directors and any newly created directorship resulting from any increase in the authorized number of directorships, may only be filled by the majority of the directors then in office, though less than a quorum. The directors so chosen will hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires.

Special Meetings of Stockholders:	Special meetings of Alamosa stockholders may be called only by the Chairman, the President or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.	Special meetings of AirGate stockholders may be called only by (i) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, (ii) the Chairman of the Board or (iii) the Chief Executive Officer.
Shareholder Rights Plan	Alamosa has a shareholder rights plan (see "Description of Alamosa Capital Stock—Shareholder Rights Plan" beginning on page 85).	AirGate does not have a shareholder rights plan.
Business Combinations Involving Interested Stockholders:	Delaware law prohibits a corporation from engaging in any business combination with an interested stockholder (defined generally as a 15% stockholder) for a period of three years after the date that stockholder became an interested stockholder unless (1) before that date, the board of directors of the corporation approved the business combination or the	AirGate has not opted out of the interested stockholder provision of Delaware law. In addition, AirGate's certificate of incorporation provides that business combinations between or involving AirGate or any majority-owned subsidiary of AirGate and an "AirGate interested stockholder" (as defined below) or any affiliate of such a stockholder

Alamosa Stockholder Rights	AirGate Stockholder Rights
transaction transforming the stockholder into an interested stockholder, (2) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the outstanding voting stock (excluding shares owned by persons who are directors and also officers and certain employee stock ownership plans) or (3) on or after the date the stockholder became an interested stockholder, the business combination received the approval of both the corporation's directors and the holders of two-thirds of the outstanding voting shares not owned by the interested stockholder voted at a meeting and not by written consent. Subject to certain limitations, a Delaware corporation may opt out of this provision through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares. Alamosa has not opted out of this provision. In addition, Alamosa's certificate of incorporation provides that any business combination between Alamosa and any Alamosa "interested stockholder" (as defined below) generally requires the affirmative vote of the holders of at least 80% of the voting stock, voting as a single class, unless such business combination (1) is approved by a majority of Alamosa's directors who are unaffiliated with the interested stockholder prior to the time the interested stockholder became such or (2) meets certain price and procedure requirements that provide for consideration per share of common stock and any other class of voting stock generally equal to the greater of that paid by the interested stockholder when it acquired its shares of such stock or the highest per share closing price of the Alamosa common stock on the NASDAQ during the 30-day period immediately preceding the date the business combination is announced or an interested stockholder becomes such, whichever is higher. "Business combination" is generally defined to include: (1) any merger or consolidation of Alamosa or any majority-owned subsidiary of Alamosa	require the affirmative vote of the holders of at least 80% of the voting stock, voting as a single class, unless such business combination (1) is approved by a majority of AirGate's directors who are unaffiliated with the interested stockholder and were members of the AirGate board of directors prior to the time the interested stockholder became such (or subsequently were elected or chosen to fill a vacancy on the board of directors and such election or appointment is approved by a majority of such directors) or (2) meets certain price and procedure requirements that provide for consideration per share of common stock and any other class of voting stock generally equal to the greater of (a) the per share price paid by the interested stockholder in the transaction in which such stockholder become an interested stockholder or for any shares of common stock acquired by it within the two-year period immediately prior to the first public announcement of the proposed business combination, whichever is higher, or (b) the highest per share closing price of the AirGate common stock on the NASDAQ within the 30-day period immediately preceding either the date of the first public announcement of the proposed business combination or the date on which the interested stockholder became such, whichever is higher.

"Business combination" is defined to include: (1) any merger or consolidation of AirGate or any majority-owned subsidiary of AirGate with any AirGate interested stockholder or any other corporation that is or, after such merger or consolidation, would be an "affiliate" (as defined in Rule 12b-2 of the Securities Exchange Act of 1934) of an AirGate interested stockholder, (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any AirGate interested stockholder or affiliate of the interested stockholder or any of the assets of AirGate or any majority-owned subsidiary having a fair market value (as defined in the AirGate certificate of

Alamosa Stockholder Rights	AirGate Stockholder Rights
with any Alamosa interested stockholder or any other corporation that is or, after such merger or consolidation, would be an "affiliate" (as defined in Rule 12b-2 of the Securities Exchange Act of 1934) of an Alamosa interested stockholder, (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition or other arrangement with or for the benefit of any Alamosa interested stockholder or affiliate of the interested stockholder involving any of the assets, cash flow, earning power, securities or commitments of Alamosa having a fair market value (as defined in the Alamosa certificate of incorporation) or involving aggregate commitments equal to 10% or more of the assets, cash flow, earning power or stockholders' equity of Alamosa, (3) the adoption of any plan for the liquidation or dissolution of Alamosa; (4) any reclassification of securities or recapitalization of Alamosa, or any merger or consolidation of Alamosa with any of its subsidiaries or any other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Alamosa or any of its subsidiaries owned by any Alamosa interested stockholder or affiliate of the interested stockholder.

"Alamosa interested stockholder" is generally defined to include any person who (1) beneficially owns, directly or indirectly, more than 20% of the voting stock, (2) is an affiliate of Alamosa and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 20% or more of the voting power of the then-outstanding voting stock, or (3) is an assignee of or otherwise succeeded to any of those shares of voting stock which were at any time within such two-year period beneficially owned by any Alamosa interested stockholder, if the assignment or succession was by means of a transaction not involving a public offering within the meaning of the Securities Act of 1933.	incorporation) of at least 25% of the combined assets of AirGate and its subsidiaries, (3) the issuance or transfer by AirGate or any majority-owned subsidiary of any securities of AirGate or any majority-owned subsidiary to any AirGate interested stockholder or affiliate of the interested stockholder in exchange for cash, securities or other property having a fair market value of at least 25% of the combined fair market value of the common stock of AirGate and its subsidiaries (other than an issuance or transfer pursuant to an employee benefit plan of AirGate or any subsidiary), (4) the adoption of any plan or proposal for the liquidation or dissolution of AirGate proposed by or on behalf of an AirGate interested stockholder or affiliate of the interested stockholder, or (5) any reclassification of securities or recapitalization of AirGate, or any merger or consolidation of AirGate with any of its subsidiaries or any other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of AirGate or any of its subsidiaries owned by any AirGate interested stockholder or affiliate of the interested stockholder.

"AirGate interested stockholder" is defined to include any person who (1) beneficially owns, directly or indirectly, more than 10% of the voting stock, (2) is an affiliate of AirGate and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock, or (3) is an assignee of or otherwise succeeded to any of those shares of voting stock which were at any time within such two-year period beneficially owned by any AirGate interested stockholder, if the assignment or succession was by means of a transaction not involving a public offering within the meaning of the Securities Act of 1933.

	Alamosa Stockholder Rights	AirGate Stockholder Rights
Removal of Directors:	Alamosa stockholders may remove a director, subject to the right of the holders of any class of preferred stock, only for cause by an affirmative vote of the holders of at least 80 percent of the voting stock, voting as a single class. Except as may be otherwise provided by law, cause for removal shall exist only if the director whose removal is proposed (1) has been convicted of a felony and such conviction is no longer subject to direct appeal; or (2) has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of such director's duties in a matter of substantial importance to Alamosa, and such adjudication has become final and non-appealable; or (3) has missed 6 consecutive meetings of the board of directors.	AirGate stockholders may remove a director only for cause by an affirmative vote of the holders of at least 80 percent of the voting power of all of the then-outstanding shares of capital stock of AirGate entitled to vote, voting together as a single class. Except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of AirGate, this provision shall not apply with respect to the director or directors elected by such holders of Preferred Stock.
Amendment of Certificate:	The DGCL provides that amendments to a corporation's certificate of incorporation generally require a resolution by the corporation's board of directors setting forth the amendment proposed and declaring its advisability and the adoption of such amendment by the affirmative vote of holders of a majority in voting power of the corporation's outstanding stock entitled to vote thereon. In addition, the Alamosa certificate of incorporation requires the vote of the holders of 80 percent of the voting power of Alamosa voting stock voting as a single class, in order to amend or repeal the provisions of Alamosa's certificate of incorporation with respect to the board's power to authorize the issuance of preferred stock (Article Four, subsection (c)), meetings of stockholders (Article Six), amendments to the bylaws (Article Eight), the board of directors (Article Nine), amendments to the certificate of incorporation (Article Ten), and business combinations (Article Thirteen).	In addition to the requirements of Delaware law, the AirGate certificate of incorporation requires the vote of the holders of 80 percent of the voting power of the outstanding common stock of AirGate, subject to the provisions of any series of preferred stock which may at the time be outstanding, in order to amend or repeal the provisions with respect to meetings of stockholders (Article Five), preemptive rights (Article Five), sale of operating assets pursuant to Sprint agreement (Article Five), number of directors and stockholder nominations (Article Six), amendment of bylaws (Article Seven), business combinations (Article Eight), indemnification (Article Ten), personal liability of directors (Article Eleven), provisions regarding amendments (Article Twelve) and with respect to adding any article imposing cumulative voting in the election of directors. If there is a related person (as defined in the certificate of incorporation), such amendment requires the affirmative vote of at least 50% of the outstanding common stock held by stockholders other than such related person.

	Alamosa Stockholder Rights	AirGate Stockholder Rights
Amendment of Bylaws:	The Alamosa bylaws provide that the Alamosa board of directors is empowered to adopt, amend or repeal the bylaws, by a vote of at least two-thirds of the directors then serving, and the stockholders may adopt, alter, amend or repeal bylaws by the affirmative vote of the holders of at least 80 percent of the outstanding shares of capital stock then entitled to vote thereon. The Alamosa certificate of incorporation also authorizes the board of directors to adopt, amend or repeal the bylaws, without any action on the part of stockholders.	The AirGate certificate of incorporation provides that the AirGate board of directors is empowered to adopt, amend or repeal the bylaws, by a vote of the majority of the total authorized directors, and the stockholders may adopt, amend or repeal the bylaws by the affirmative vote of holders of 80 percent of the voting power of then outstanding shares of capital stock entitled to vote, voting as a single class.
Consideration of Other Constituen- cies:	The Alamosa certificate of incorporation does not contain any provision specifically authorizing or requiring the Alamosa board of directors to consider the interests of any constituencies of Alamosa other than its stockholders in considering whether to approve or oppose any corporate action, including a merger or similar transaction. Pursuant to case law, interpreting statutory provisions of Delaware law, the board of directors of a Delaware corporation such as Alamosa generally may consider the impact of such a transaction on Alamosa's other constituencies, provided that doing so bears some reasonable relationship to general stockholder interests.	The AirGate certificate of incorporation provides that the AirGate board of directors may, in connection with determining what is in the best interests of AirGate and its stockholders when evaluating any offer of another person to (1) make a tender or exchange offer for any equity security of AirGate, (2) merge or consolidate AirGate with another corporation or entity or (3) purchase or otherwise acquire all or substantially all of the properties and assets of AirGate, give due consideration to all relevant factors, including, without limitation: (A) those factors that directors of any subsidiary of AirGate may consider in evaluating any action that may result in a change or potential change of control of the subsidiary, (B) the social and economic effect of acceptance of such offer on AirGate's present and future customers and employees and on the communities in which AirGate operates or is located and (C) AirGate's ability to fulfill its corporate objective under applicable laws and regulations.

LEGAL MATTERS

The validity of the Alamosa common stock to be issued in connection with the merger will be passed upon for Alamosa by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP and Winston & Strawn LLP will deliver their opinions to Alamosa and AirGate, respectively, as to certain Federal income tax matters.

EXPERTS

The consolidated financial statements of Alamosa and its subsidiaries incorporated in this joint proxy statement-prospectus by reference, to Alamosa's Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedule of AirGate PCS, Inc. and subsidiaries as of September 30, 2004 and 2003, and for each of the years in the three-year period ended September 30, 2004, included in AirGate's Annual Report on Form 10-K for the year ended September 30, 2004, have been incorporated in this joint proxy statement-prospectus by reference in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ALAMOSA 2005 ANNUAL STOCKHOLDER MEETING AND STOCKHOLDER PROPOSALS

Proposals received from stockholders in accordance with Rule 14a-8 under the Exchange Act are given careful consideration by Alamosa. Stockholder proposals were eligible for consideration for inclusion in the proxy statement for the 2005 annual meeting of stockholders if they were received by Alamosa on or before December 22, 2004. Stockholder proposals must be directed to the Corporate Secretary, Alamosa Holdings, Inc., at 5225 S. Loop 289, Lubbock, Texas 79424. In order for a stockholder proposal submitted outside of Rule 14a-8 to be considered "timely" within the meaning of Rule 14a-4(c) under the Exchange Act, such proposal must be received by Alamosa not later than the last date for submission of stockholder proposals under Alamosa's bylaws. In order for a proposal to be "timely" under Alamosa's bylaws, proposals of stockholders made outside of Rule 14a-8 under the Exchange Act must be submitted, in accordance with the requirements of Alamosa's bylaws, not later than March 9, 2005 and not earlier than February 7, 2005; provided, however, in the event that the 2005 annual meeting of stockholders is advanced more than 30 days prior to or delayed more than 30 days after June 2, 2005, a proposal by a stockholder to be timely must be delivered not later than the close of business on the later of (i) the 90th day prior to the 2005 annual meeting of stockholders and (ii) the tenth day following the date on which public announcement of the date of the 2005 annual meeting of stockholders is first made.

AIRGATE 2005 ANNUAL STOCKHOLDER MEETING AND STOCKHOLDER PROPOSALS

AirGate does not expect to hold a 2005 annual stockholder meeting because AirGate will not be a separate public company if the merger has been completed at that time. If the merger is not consummated and such a meeting is held, stockholders may propose matters to be presented at the 2005 annual meeting of stockholders and may also nominate persons to be directors. Any stockholder proposal to be included at the 2005 annual meeting of stockholders must be submitted in writing to the Secretary of AirGate by January 10, 2005 (unless such annual meeting is called for a date earlier than March 9, 2005 or later than June 16, 2005, in which case such proposal must be made no earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to such annual meeting or the 10th day on which a public announcement of the meeting is first made by AirGate).

WHERE YOU CAN FIND MORE INFORMATION

Alamosa has filed with the SEC a registration statement under the Securities Act that registers the distribution to AirGate stockholders of the shares of Alamosa common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Alamosa and Alamosa common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this joint proxy statement-prospectus.

Alamosa and AirGate also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like Alamosa and AirGate, who file electronically with the SEC. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy statements and other information about Alamosa and AirGate at the offices of the NASDAQ Stock Market, Inc., Investor Relations, One Liberty Plaza, 50th Floor, New York, NY 10006.

The SEC allows Alamosa and AirGate to "incorporate by reference" information into this joint proxy statement-prospectus. This means that Alamosa and AirGate can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement-prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement-prospectus or in other later-filed documents that are incorporated by reference. Information furnished under Item 9 or Item 12 of Alamosa's or AirGate's current reports on Form 8-K filed prior to August 23, 2004 or information furnished under Items 2.02 or 7.01 of Alamosa's or AirGate's current reports on Form 8-K filed on or after August 23, 2004 (except for information furnished under Item 7.01 of Alamosa's Current Report on Form 8-K filed with the SEC by Alamosa on January 11, 2005, which information is hereby incorporated by reference into this joint proxy statement-prospectus) is not incorporated by reference in this joint proxy statement-prospectus and registration statement. The information incorporated by reference contains important information about our companies and their financial condition.

The following documents filed with the SEC by Alamosa and AirGate are incorporated by reference into this proxy statement prospectus.

Alamosa SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Report on Form 10-Q	Quarter ended March 30, 2004, June 30, 2004 and September 30, 2004
The description of Alamosa common stock set forth in Alamosa's registration statements filed by Alamosa pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating any such description
The portions of Alamosa's proxy statement for the annual meeting of stockholders held on June 2, 2004, that have been incorporated by reference in the 2003 Alamosa Form 10-K

Alamosa SEC Filings	Period or Date Filed
Current Reports on Form 8-K	Filed on January 5, 2004, January 5, 2004, January 16, 2004, July 1, 2004, October 8, 2004, November 4, 2004, November 5, 2004, November 22, 2004, December 8, 2004, December 9, 2004, December 30, 2004, January 6, 2005, January 11, 2005.

AirGate SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended September 30, 2004
The description of AirGate's common stock set forth in AirGate's registration statement filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating any such description
The portions of AirGate's proxy statement for the annual meeting of stockholders held on April 8, 2004, that have been incorporated by reference in the 2003 AirGate Form 10-K
Current Reports on Form 8-K	Filed on September 30, 2004, September 30, 2004, October 1, 2004, October 7, 2004, October 28, 2004, October 29, 2004, November 17, 2004, November 23, 2004, November 23, 2004, December 8, 2004, December 9, 2004, December 10, 2004, December 14, 2004, December 23, 2004.

All documents and reports filed by Alamosa and AirGate with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this joint proxy statement-prospectus and the date of our meetings are incorporated by reference into this joint proxy statement-prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

Alamosa has supplied all information contained or incorporated by reference in this joint proxy statement-prospectus relating to Alamosa, as well as all pro forma financial information, and AirGate has supplied all relevant information relating to AirGate.

Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement-prospectus. You can obtain documents incorporated by reference in this joint proxy statement-prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Alamosa Holdings, Inc.	AirGate PCS, Inc.
5225 S. Loop 289	233 Peachtree St., N.E., Suite 1700, Harris Tower
Lubbock, Texas 79424	Atlanta, GA 30303
(806) 722-1100	(404) 525-7272
Attention: Jon D. Drake	Attention: Bill Loughman

Alamosa stockholders who would like to request any documents should do so by February 8, 2005, to receive them before the Alamosa special meeting. AirGate stockholders who would like to request any documents should do so by February 8, 2005, in order to receive them before the AirGate Special meeting. If you request any incorporated documents from Alamosa or AirGate, the appropriate company (stated above) will mail them to you by first class mail, or another equally prompt means, within one business day after your request is received.

We have not authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement-prospectus or in any of the materials that have been incorporated into this joint proxy statement-prospectus. Therefore, if anyone distributes this type of information, you should not rely upon it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement-prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement-prospectus does not extend to you. The information contained in this joint proxy statement-prospectus speaks only as of the date of this joint proxy statement-prospectus unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

among

ALAMOSA HOLDINGS, INC.,

A-CO MERGER SUB, INC. and

AIRGATE PCS, INC.

Dated as of December 7, 2004

TABLE OF CONTENTS

ARTICLE I THE MERGER
1.1.	The Merger	A-1
1.2.	Effective Time	A-1
1.3.	Effects of the Merger	A-1
1.4.	Conversion of Company Common Stock	A-1
1.5.	Merger Sub Capital Stock	A-3
1.6.	Proration	A-3
1.7.	Stock Options	A-3
1.8.	Assumption of Warrants	A-4
1.9.	Restricted Unit Awards	A-4
1.10.	Alternative Transaction Structures	A-4
1.11.	Certificate of Incorporation	A-4
1.12.	Bylaws	A-4
1.13.	Tax Consequences	A-4
1.14.	Directors	A-5
1.15.	Officers	A-5
ARTICLE II DELIVERY OF MERGER CONSIDERATION
2.1.	Election Procedures	A-5
2.2.	Deposit of Merger Consideration	A-6
2.3.	Delivery of Merger Consideration	A-6
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1.	Company Disclosure Schedule	A-8
3.2.	Corporate Organization	A-8
3.3.	Capitalization	A-9
3.4.	Authority; No Violation	A-11
3.5.	Consents and Approvals	A-11
3.6.	Reports	A-12
3.7.	Financial Statements	A-12
3.8.	No Undisclosed Liabilities	A-13
3.9.	Absence of Certain Changes or Events	A-13
3.10.	Property	A-13
3.11.	Leases	A-14
3.12.	Environmental Matters	A-14

A-i

3.13.	Certain Contracts	A-15
3.14.	Distributors and Suppliers	A-17
3.15.	Insurance	A-17
3.16.	Legal Proceedings	A-17
3.17.	Compliance with Applicable Law	A-18
3.18.	Employees	A-18
3.19.	Taxes	A-19
3.20.	Sprint Agreement Compliance	A-20
3.21.	Intellectual Property	A-20
3.22.	Labor Matters	A-21
3.23.	Reorganization	A-22
3.24.	Broker's Fees	A-22
3.25.	Opinion	A-22
3.26.	Related Party Transactions	A-22
3.27.	Company Information	A-22
3.28.	Company Indentures	A-23
3.29.	Anti-Takeover Provisions	A-23
3.30.	Disclosure Controls and Procedures	A-23
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT
4.1.	Parent Disclosure Schedule	A-23
4.2.	Corporate Organization	A-24
4.3.	Capitalization	A-24
4.4.	Authority; No Violation	A-25
4.5.	Consents and Approvals	A-26
4.6.	Reports	A-26
4.7.	Financial Statements	A-26
4.8.	No Undisclosed Liabilities	A-27
4.9.	Absence of Certain Changes or Events	A-27
4.10.	Property	A-27
4.11.	Environmental Matters	A-28
4.12.	Legal Proceedings	A-28
4.13.	Compliance with Applicable Law	A-28
4.14.	Employees	A-29
4.15.	Taxes	A-30

A-ii

4.16.	Sprint Agreement Compliance	A-31
4.17.	Intellectual Property	A-31
4.18.	Labor Matters	A-32
4.19.	Reorganization	A-32
4.20.	Broker's Fees	A-32
4.21.	Opinion	A-32
4.22.	Related Party Transactions	A-32
4.23.	Company Information	A-33
4.24.	Disclosure Controls and Procedures	A-33
4.25.	Ownership of Company Common Stock	A-33
4.26.	Adequate Financing	A-33
4.27.	Insurance	A-33
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1.	Covenants of the Company	A-34
5.2.	Covenants of Parent	A-36
ARTICLE VI ADDITIONAL AGREEMENTS
6.1.	Regulatory Matters	A-37
6.2.	No Solicitation	A-38
6.3.	Access to Information	A-40
6.4.	Stockholder Meetings	A-40
6.5.	Affiliates	A-41
6.6.	Nasdaq Listing	A-41
6.7.	Employee Benefit Plans; Existing Agreements	A-41
6.8.	Indemnification	A-42
6.9.	Reasonable Best Efforts; Additional Agreements	A-43
6.10.	Advice of Changes	A-43
6.11.	Current Information	A-44
6.12.	Shelf Registration of Resales of 9 3/8% Notes	A-44
6.13.	Takeover Statute	A-44
6.14.	Supplemental Warrant Agreement	A-44
6.15.	Exchange Offer	A-45
6.16.	Repurchase Offer; Company Indentures	A-45

A-iii

ARTICLE VII CONDITIONS PRECEDENT
7.1.	Conditions to Each Party's Obligation To Effect the Merger	A-45
7.2.	Conditions to Obligations of Parent	A-45
7.3.	Conditions to Obligations of the Company	A-46
ARTICLE VIII TERMINATION AND AMENDMENT
8.1.	Termination	A-47
8.2.	Effect of Termination	A-48
8.3.	Amendment	A-48
8.4.	Extension; Waiver	A-48
8.5.	Termination Fee	A-49
ARTICLE IX GENERAL PROVISIONS
9.1.	Closing	A-49
9.2.	Nonsurvival of Representations, Warranties and Agreements	A-50
9.3.	Expenses	A-50
9.4.	Notices	A-50
9.5.	Interpretation	A-50
9.6.	Counterparts	A-51
9.7.	Entire Agreement	A-51
9.8.	Governing Law	A-51
9.9.	Enforcement of Agreement	A-51
9.10.	Severability	A-51
9.11.	Publicity	A-51
9.12.	Assignment; No Third Party Beneficiaries	A-51

A-iv

Index of Defined Terms

2004 Form 10-K	7.2(d)
9 3/8% Notes	6.12
Acquisition Proposal	6.2(e)
Affected Employees	6.7(a)
Affiliate	3.2(c)
Agreement	Preamble
Bankers Trust Warrant Agreement	3.3(a)
Bankers Trust Warrants	3.3(a)
Cash Consideration	1.4(a)(ii)
Cash Conversion Number	1.6(a)
Cash Election	1.4(a)(ii)
Cash Election Number	1.6(b)(i)
Cash Election Shares	1.4(a)(ii)
CERCLA	3.12(f)
Certificate of Merger	1.2
ChaseMellon Warrants	3.3(a)
Claim	6.8(a)
Closing	9.1
Closing Date	9.1
Code	Recitals
Company	Preamble
Company 2004 Financial Statements	3.7
Company Advisor	3.24
Company Audited Financial Statements	3.7
Company Common Stock	1.4(a)
Company Contract	3.13(b)
Company Disclosure Schedule	3.1
Company Draft 10-K	3.7
Company ERISA Affiliate	3.18(a)
Company Financial Statements	3.7
Company Indentures	3.28(a)
Company Lease	3.11(a)
Company Leased Premise	3.11(b)
Company Material Intellectual Property	3.21(b)
Company Option	1.7
Company Option Plans	1.7
Company Permit	3.17(a)
Company Permitted Liens	3.10(a)
Company Plans	3.18(a)
Company Preferred Stock	3.3(a)
Company Real Property	3.12(e)
Company Reports	3.6
Company Sprint Agreements	3.20(b)
Company Stock Certificate	1.4(d)
Company Stockholder Approval	3.4(a)
Company Stockholders Meeting	6.4(a)
Company Termination Fee	8.5(a)
Company Tower Leases	3.11(c)
Company Warrants	3.3(a)
Company's Counsel	7.3(c)
Confidentiality Agreement	6.3(c)
Delaware Secretary	1.2
DGCL	1.2
Dissenting Shareholder	1.4(b)
Dissenting Shares	1.4(b)
Effective Time	1.2
Election	2.1(a)
Election Deadline	2.1(d)
Environmental Laws	3.12(f)
Environmental Permits	3.12(f)
ERISA	3.18(a)
Exchange Act	3.5
Exchange Agent	2.1(d)
Exchange Agent Agreement	2.1(d)
Exchange Fund	2.3(g)
Exchange Ratio	1.4(a)(i)
FCC	3.17(c)
Form of Election	2.1(b)
Form S-4	6.1(a)
GAAP	3.7
Governmental Entity	3.5
Hazardous Materials	3.12(f)
Holder	2.1
HSR Act	6.1(b)
Indemnified Parties	6.8(a)
Injunction	7.1(e)
Insurance Amount	6.8(b)
Intellectual Property	3.21(a)
Joint Proxy Statement/Prospectus	6.1(a)
KPMG	3.7
Letter of Transmittal	2.3(a)
Liens	3.3(b)
Material Adverse Effect	3.2(c)
Merger	Recitals
Merger Consideration	1.4(a)
Merger Sub	Preamble
Nasdaq	1.4(a)
Non-Election Shares	1.4(a)(iii)
Parent	Preamble
Parent Advisor	4.20
Parent Audited Financial Statements	4.7

A-v

Parent Closing Price	1.4(a)
Parent Common Stock	1.4(a)(i)
Parent Disclosure Schedule	4.1
Parent ERISA Affiliate	4.14(a)
Parent Financial Statements	4.7
Parent Material Intellectual Property	4.17
Parent Permit	4.13(a)
Parent Plans	4.14(a)
Parent Real Property	4.11(e)
Parent Reports	4.6
Parent Series B Preferred Stock	4.3(a)
Parent Series C Preferred Stock	4.3(a)
Parent Sprint Agreements	4.16(b)
Parent Stock Certificate	1.4(d)
Parent Stockholder Approval	4.4(a)
Parent Stockholders Meeting	6.4(b)
Parent's Counsel	7.2(c)
Per Share Amount	1.4(a)
Person	3.2(d)
Public Proposal	8.5(a)(2)
PWC	4.7
Restricted Stock Unit	1.9
SEC	3.5
Section 404	7.2(d)
Securities Act	3.6
Shortfall Number	1.6(b)(ii)
Sprint Licenses	3.17(c)
Sprint PCS	3.5
Sprint Warrant	3.3(a)
Sprint Warrant Agreement	3.3(a)
Stock Consideration	1.4(a)(i)
Stock Election	1.4(a)(i)
Subsidiary	3.2(d)
Superior Proposal	6.2(f)
Surviving Corporation	1.1
Tax Return	3.19(b)
Taxes	3.19(b)
Voting Debt	3.3(d)
WARN Act	3.22

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 7, 2004 (this "Agreement"), by and among Alamosa Holdings, Inc., a Delaware corporation ("Parent"), A-Co. Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Merger Sub"), and AirGate PCS, Inc., a Delaware corporation (the "Company").

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have determined that it is advisable and in the best interests of their respective companies and their stockholders to consummate the business combination transaction provided for herein in which the Company will, subject to the terms and conditions set forth herein, merge with and into Merger Sub, with Merger Sub being the surviving entity (the "Merger");

WHEREAS, the parties intend that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), for federal income tax purposes; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1
THE MERGER

1.1.    The Merger.    Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof), the Company shall merge with and into Merger Sub. Merger Sub shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be "AirGate PCS, Inc." Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

1.2.    Effective Time.    Subject to the provisions of this Agreement, a certificate of merger (the "Certificate of Merger") shall be duly prepared, executed by Merger Sub as the Surviving Corporation and thereafter filed with the Secretary of State of the State of Delaware (the "Delaware Secretary"), as provided in the Delaware General Corporation Law (the "DGCL"), on the Closing Date (as defined in Section 9.1). The Merger shall become effective upon the filing of the Certificate of Merger with the Delaware Secretary or at such time thereafter as is provided in the Certificate of Merger and agreed to by the parties hereto (the "Effective Time").

1.3.    Effects of the Merger.    At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

1.4.    Conversion of Company Common Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, Parent or the holder of any of the following securities:

(a)    Each share of the common stock, par value $0.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (except for (x) shares of Company Common Stock held directly or indirectly by the Company or Parent and (y) Dissenting Shares), shall be converted, at the election of the holder thereof, in accordance with the procedure set forth in Article II and subject to Section 2.3(f), into the right to receive the following:

(i) In the case of a share of Company Common Stock with respect to which an election to receive common stock, $0.01 par value per share, of Parent (the "Parent Common Stock") has been effectively made and not revoked or lost pursuant to Article II (a "Stock Election"), 2.87 (the "Exchange Ratio") shares of Parent Common Stock (the "Stock Consideration"); and

(ii) In the case of a share of Company Common Stock (collectively, "Cash Election Shares") with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Article II (a "Cash Election"), an amount in cash equal to the Per Share Amount, without interest (the "Cash Consideration"), subject to Section 1.6; and

(iii) In the case of any share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost pursuant to Article II (collectively, "Non-Election Shares"), either Stock Consideration or Cash Consideration, as determined in accordance with Section 1.6.

"Per Share Amount" shall mean the product, rounded to the nearest cent, of the Exchange Ratio times the Parent Closing Price.

"Parent Closing Price" shall mean the average, rounded to the nearest one ten thousandth, of the closing sale prices of Parent Common Stock on The Nasdaq National Market ("Nasdaq") as reported by The Wall Street Journal for the ten (10) trading days immediately preceding the date of the Effective Time.

The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the "Merger Consideration."

(b)    Each outstanding share of Company Common Stock the holder of which has perfected his appraisal rights under applicable law and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares") shall not be converted into or represent a right to receive shares of Parent Common Stock or cash hereunder, and the holder thereof shall be entitled only to such rights as are granted by applicable law. The Company shall give Parent prompt notice upon receipt by the Company of any such demands for payment of the fair value of such shares of Company Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any shareholder duly making such demand being hereinafter called a "Dissenting Shareholder"), and Parent shall have the right to direct all negotiations and proceedings with respect to any such demands. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld), voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the DGCL. Any payments made in respect of Dissenting Shares shall be made by Parent.

(c)    If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder's shares of Company Common Stock shall be converted into a right to receive cash or Parent Common Stock in accordance with the applicable provisions of this Agreement. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of Company Common Stock of such holder shall be converted on a share by share basis into either the right to receive the Cash Consideration or Stock Consideration as Parent shall determine in its sole discretion.

(d)    All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a "Company Stock Certificate") shall thereafter represent only the right to receive (i) a certificate (each, a "Parent Stock Certificate") representing the number of whole shares of Parent Common Stock, (ii) the aggregate Cash Consideration and (iii) cash in lieu of fractional shares, into which the shares of Company Common Stock represented by such Company Stock Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f). Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock, the aggregate Cash Consideration deliverable in respect of the shares of Company Common Stock represented thereby and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Company Stock Certificates in accordance with Article II, without any interest thereon.

(e)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, the Exchange

Ratio shall be adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(f)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are held directly or indirectly by the Company (as treasury shares or otherwise) or Parent shall be cancelled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor.

1.5.    Merger Sub Capital Stock.    At the Effective Time each share of common stock, par value $0.01 per share of Merger Sub, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6.    Proration.

(a)    Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock to be converted into Cash Consideration pursuant to Section 1.4 shall be no greater than the quotient (the "Cash Conversion Number") obtained by dividing (x) $100 million, by (y) the Per Share Amount.

(b)    Within five business days after the Effective Time, Parent shall cause the Exchange Agent (as defined below) to effect the allocation among holders of Cash Election Shares and Non-Election Shares of rights to receive the Cash Consideration as follows:

(i) Cash Election Number More Than Cash Conversion Number.    If the aggregate number of shares of Company Common Stock with respect to which Cash Elections shall have been made (the "Cash Election Number") exceeds the Cash Conversion Number, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall have the right to receive the Cash Consideration in respect of that number of such holder's Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number, with all of such holder's remaining Cash Election Shares being converted into the right to receive the Stock Consideration (subject to Section 2.3(f) hereof); and

(ii) Cash Election Number Less Than Cash Conversion Number.    If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the "Shortfall Number"), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and the Non-Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than the number of Non-Election Shares, then each holder of Non-Election Shares shall have the right to receive the Cash Consideration in respect of that number of such holder's Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with all of such holder's remaining Non-Election Shares being converted into the right to receive the Stock Consideration (subject to Section 2.3(f) hereof); or

(B) If the Shortfall Number equals or exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration.

For purposes of making the allocations required pursuant to this Section 1.6(b), any Dissenting Share shall be deemed to be a Cash Election Share and shall be included in the Cash Election Number (provided that the actual consideration to be received by holders of Dissenting Shares shall be determined as set forth in Section 1.4(b) and (c) above).

1.7.    Stock Options.    Immediately prior to the Effective Time, the Company shall take all actions necessary (including but not limited to obtaining any necessary consents) so that each option (a

"Company Option") granted by the Company pursuant to any option plan, agreement or commitment maintained by the Company (other than the Company's 2001 Employee Stock Purchase Plan) (collectively the "Company Option Plans") to purchase shares of Company Common Stock which is outstanding and unexercised shall become fully vested and exercisable (whether or not currently exercisable) and at the Effective Time shall be cancelled and all rights thereunder shall be extinguished. The Company shall make payment immediately prior to the Effective Time to each holder of such Company Option of an amount determined by multiplying (x) the number of shares of Company Common Stock underlying such Company Option by (y) the amount by which the Per Share Amount exceeds the exercise price per share of such Company Option.

1.8.    Assumption of Warrants.    At the Effective Time, Parent shall assume and cause to be performed all obligations of the Company under the Company Warrants (as defined in Section 3.3(a)). Each Company Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable warrant agreement immediately prior to the Effective Time, except that each outstanding Company Warrant will be exercisable (or will become exercisable in accordance with its terms), for shares of Parent Common Stock and cash in the same proportion that the holders of Company Common Stock receive in the aggregate in the Merger as measured as of the Effective Time. Parent shall use reasonable efforts to cause to become effective at the Effective Time a shelf registration statement on Form S-3 under the Securities Act covering the resale of the ChaseMellon Warrants and Parent Common Stock issuable upon exercise of the ChaseMellon Warrants and the Bankers Trust Warrants and shall maintain the effectiveness thereof until the registration requirements set forth in (A) the Warrant Registration Rights Agreement dated July 12, 2000, by and among iPCS, Inc., Donaldson, Lufkin & Jenrette Securities Corporation and TD Securities (USA) Inc., and (B) the Bankers Trust Warrant Agreement expire. At the Effective Time Parent shall also assume all obligations under Section 4(b) of the Sprint Warrant.

1.9.    Restricted Unit Awards.    Immediately prior to the Effective Time, the Company shall take all actions necessary (including but not limited to obtaining any necessary consents) so that each restricted stock unit (a "Restricted Stock Unit") granted by the Company pursuant to a Company Plan which is outstanding shall be cancelled and all rights thereunder shall be extinguished. The Company shall pay to each holder of Restricted Stock Units an amount in cash equal to the product of (i) the Per Share Amount multiplied by (ii) the number of Restricted Stock Units held by such holder immediately prior to such cancellation.

1.10.    Alternative Transaction Structures.    The parties agree that Parent may change the method of effecting the business combination with the Company, and the Company shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect the rights and obligations of the parties or their respective stockholders hereunder); provided, however, that no actions taken pursuant to this Section 1.10 shall (i) alter or change the kind or amount of consideration to be issued to holders of the Company Common Stock or the treatment of the Company Options as provided for in this Agreement, (ii) adversely affect the tax consequences of the transaction to the holders of the Company Common Stock, (iii) materially delay receipt of any required regulatory approval, or (iv) otherwise cause any closing condition not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof).

1.11.    Certificate of Incorporation.    Subject to the terms and conditions of this Agreement, at the Effective Time the Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.12.    Bylaws.    Subject to the terms and conditions of this Agreement, at the Effective Time the Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.13.    Tax Consequences.    It is intended that the Merger shall constitute a "reorganization" within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for the purposes of the Code.

1.14.    Directors.    At and immediately after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of Merger Sub in office immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.

1.15.    Officers.    At and immediately after the Effective Time, the officers of the Surviving Corporation shall consist of the officers of Merger Sub in office immediately prior to the Effective Time.

ARTICLE II
DELIVERY OF MERGER CONSIDERATION

2.1.    Election Procedures.    Each holder of record of shares of Company Common Stock ("Holder") as of the record date for the Company Stockholders Meeting shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a)    Each Holder may specify in a request made in accordance with the provisions of this Section 2.1 (herein called an "Election") (x) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (y) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b)    Parent shall prepare a form reasonably acceptable to the Company (the "Form of Election") which shall be mailed to the Company's shareholders entitled to vote at the Company Stockholders Meeting (as hereinafter defined) so as to permit Company's shareholders to exercise their right to make an Election prior to the Election Deadline.

(c)    Parent shall make the Form of Election initially available at the time that the Joint Proxy Statement/Prospectus (as defined herein) is made available to the shareholders of Company, to such shareholders, and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder of the Company who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline. In no event shall the Form of Election first be made available less than twenty (20) days prior to the Election Deadline.

(d)    Any Election shall have been made properly only if the Person authorized to receive Elections and to act as exchange agent under this Agreement, which Person shall be a bank or trust company designated by Parent and reasonably acceptable to the Company (the "Exchange Agent"), pursuant to an agreement (the "Exchange Agent Agreement") entered into prior to the mailing of the Form of Election to Company shareholders and reasonably acceptable to the Company, shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by Company Stock Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its sole discretion. As used herein, "Election Deadline" means 5:00 p.m. on the date that is the day prior to the date of the Company Stockholders Meeting. Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(e)    Any Company shareholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Parent shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock, such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f)    Any Company shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Company Stock Certificate, or of the guarantee of delivery of such certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Parent or Company that this Agreement has been terminated in accordance with Article VIII.

(g)    Subject to the terms of the Exchange Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Forms of Election and compliance by any Company shareholder with the Election procedures set forth herein, (B) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Sections 1.4 and 1.6, (C) the issuance and delivery of Parent Stock Certificates into which shares of Company Common Stock are converted in the Merger and (D) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock where the holder of the applicable Company Stock Certificate has no right to receive whole shares of Parent Common Stock.

2.2.    Deposit of Merger Consideration.    At or prior to the Effective Time, Parent will deposit with the Exchange Agent (i) certificates representing the number of shares of Parent Common Stock sufficient to deliver in a timely manner, and Parent shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration and Parent shall instruct the Exchange Agent to timely pay the Cash Consideration, and cash in lieu of fractional shares of Parent Common Stock where the holder of the applicable Company Stock Certificate has no right to receive whole shares of Parent Common Stock.

2.3.    Delivery of Merger Consideration.

(a)    As soon as reasonably practicable, but no later than seven business days after the Effective Time, the Exchange Agent shall mail to each holder of record of a Company Stock Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor who did not complete an Election Form, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Company Stock Certificate(s) shall pass, only upon delivery of Company Stock Certificate(s) (or affidavits of loss in lieu of such certificates)) (the "Letter of Transmittal") to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and (ii) instructions for use in surrendering Company Stock Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.3(f) and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b)    Upon surrender to the Exchange Agent of its Company Stock Certificate or Certificates, accompanied by a properly completed Form of Election or a properly completed Letter of Transmittal, a holder of Company Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration (elected or deemed elected by it, subject to Sections 1.4 and 1.6) in respect of the shares of Company Common Stock represented by its Company Stock Certificate or Certificates. Until so surrendered, each such Company Stock Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c)    No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (f) below, and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Company Stock Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Company Stock Certificate there shall be paid to the Holder of a Parent Stock Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such Holder is entitled pursuant to subsection (f), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. Parent shall make available to the Exchange Agent cash for these purposes, if necessary.

(d)    If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a Company Stock Certificate so surrendered is registered, it shall be a condition to such payment that such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes (as defined herein) required as a result of such payment to a Person other than the registered holder of such Company Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Parent) shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of Parent Common Stock) otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

(e)    After the Effective Time there shall be no further registration or transfers of shares of Company Common Stock. If after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

(f)    No Parent Stock Certificates representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Company Stock Certificates; no dividend or distribution by Parent shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a shareholder of Parent. In lieu of any such fractional shares, each Holder of a Company Stock Certificate who would otherwise have been entitled to receive a fractional share interest in exchange for such Company Stock Certificate shall receive from the Exchange Agent an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such Holder (after taking into account all shares of Company Common Stock held by such holder at the Effective Time) would otherwise be entitled by (B) the Parent Closing Price. Notwithstanding any other provision contained in this Agreement, funds utilized to acquire fractional shares as aforesaid shall be furnished by Parent on a timely basis and shall in no event be derived from or diminish the Cash Consideration available for distribution as part of the Merger Consideration.

(g)    At any time following the first anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Merger Consideration not distributed to holders of Company Stock Certificates that was deposited with the Exchange Agent at the Effective Time (the "Exchange Fund") (including any interest received with respect thereto and other income resulting from investments by the Exchange Agent, as directed by Parent), and holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or other distributions with respect to Parent Common Stock payable upon due surrender of their Company Stock Certificates, without any interest thereon. Notwithstanding the foregoing, neither Parent nor the Exchange Agent shall be liable to any holder of a Company Stock Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h)    In the event any Company Stock Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate(s) to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Company Stock Certificate(s), the Exchange Agent will issue the Merger Consideration deliverable in respect of the shares of Company Common Stock represented by such lost, stolen or destroyed Company Stock Certificates.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1.    Company Disclosure Schedule.    Prior to the execution and delivery of this Agreement, the Company has delivered to Parent a schedule (the "Company Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of the Company's representations or warranties contained in this Article III, or to one or more of the Company's covenants contained in Section 5.1; provided, however, that notwithstanding anything in this Agreement to the contrary the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or is reasonably likely to have a Material Adverse Effect (as defined herein) with respect to the Company. Each disclosure set forth in the Company Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to a specific individual section of this Agreement.

Except as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub as set forth in Sections 3.2 through 3.30:

3.2.    Corporate Organization.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Corrected Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Company, copies of which have previously been made available to Parent, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(b)    The Company (i) has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (ii) is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(c)    As used in this Agreement, the term "Material Adverse Effect" means, with respect to any party, a material adverse effect on (i) the business, assets, liabilities, cash flows, results of operations or financial condition of such party and its Subsidiaries taken as a whole; provided, however, that "Material Adverse Effect" shall not be deemed to include the impact of (A) actions and omissions of such party or any of its Subsidiaries taken with the prior written informed consent of the other party in contemplation of the transactions contemplated hereby; (B) conditions or effects resulting from the announcement of the existence of this Agreement and the direct effects of compliance with Sections 5.1 or 5.2 of this Agreement on the operating performance of such party, including expenses incurred in consummating the transactions contemplated hereby; (C) changes in program requirements implemented by Sprint PCS (as defined below) which are generally applicable to entities whose sole or predominant business is operating a personal communications service business pursuant to arrangements with Sprint PCS and/or its Affiliates, similar to the Parent Sprint Agreements (as defined below); (D) changes resulting from actions required by the Settlement and Mutual Release dated September 10, 2004 by an among Spring Spectrum L.P., Sprint Communications Company L.P., WirelessCo, L.P., the Company and certain of the Company's Affiliates; (E) changes resulting from the requirements of Addendum VII to the Company's Sprint PCS Management Agreement and Sprint PCS Services Agreement; (F) any actions required to be taken by Parent, the Company or any of their respective Affiliates pursuant to Section 3.9 of each Company Indenture (as defined below); (G) changes in laws of general applicability or interpretations thereof by courts or governmental authorities or changes in GAAP, except to the extent any such change adversely affects the referenced party to a materially greater degree than other companies engaged in the same industry or business are affected generally; or (H) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; or (ii) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby or to perform its obligations hereunder; provided that in no event shall a change in the stock price or trading volume of a party, by itself, constitute a Material Adverse Effect on such party. For purposes of this Agreement, the word "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

(d)    Each of the Company's Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company's Subsidiaries has the requisite corporate or other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed qualified, or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. The articles of incorporation, bylaws and similar governing documents of each Subsidiary of the Company, copies of which have previously been made available to Parent, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, (i) the word "Subsidiary" when used with respect to any Person means any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes and (ii) the word "Person" means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

(e)    Each of the Company and its Subsidiaries is qualified, authorized, registered and licensed to do business as a foreign corporation in the jurisdictions identified in Section 3.2(d) of the Company Disclosure Schedule. Each of the Company and its Subsidiaries are in good standing as a foreign corporation in each of the jurisdictions identified in Section 3.2(d) of the Company Disclosure Schedule.

(f)    The minute books of the Company and each of its Subsidiaries contain true, complete and accurate records of all meetings and other corporate actions held or taken since December 31, 2002 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

(g)    Neither the Company nor any of its Subsidiaries is in violation of any provision of its respective certificate of incorporation, bylaws or similar governing document.

3.3.    Capitalization.

(a)    The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $.01 per share (the "Company Preferred Stock"). As of the date of this Agreement, there are (i) 11,768,258 shares of Company Common Stock issued and outstanding, (ii) 104,756 Restricted Stock Units, each of which represents the right to receive one share of Company Common Stock, (iii) no shares of Company Preferred Stock outstanding or reserved for issuance, (iv) no shares of Company Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise, except for (A) 462,381 shares of Company Common Stock reserved for issuance pursuant to Company Options granted pursuant to the Company Option Plans and described in Section 3.3(a) of the Company Disclosure Schedule, (B) 95,070 shares of Company Common Stock reserved for issuance pursuant to the warrants issued pursuant to the Warrant Agreement, dated as of July 12, 2000, between iPCS, Inc. and ChaseMellon Shareholder Services, L.L.C, as warrant agent (the "ChaseMellon Warrants"), which warrants are exercisable at a price of $172.55 per share of Company Common Stock, (C) 36,717 shares of Company Common Stock reserved for issuance pursuant to the warrant, dated July 12, 2000 (the "Sprint Warrant Agreement"), issued by iPCS, Inc. to Sprint Spectrum L.P. (the "Sprint Warrant"), which warrant is exercisable at a price of $155.30 per share of Company Common Stock, and (D) 3,708 shares of Company Common Stock reserved for issuance pursuant to the warrants issued pursuant to the Warrant Agreement, dated as of September 30, 1999 (the "Bankers Trust Warrant Agreement"), between the Company and Bankers Trust Company, as warrant agent (the "Bankers Trust Warrants, " and, together with the ChaseMellon Warrants and the Sprint Warrant, the "Company Warrants"), which warrants are exercisable at a price of $0.05 per share of Company Common Stock, and (v) no shares of Company Common Stock held by the Company in its treasury or by the Company's Subsidiaries. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above or reflected in Section 3.3(a) of the Company Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security or Voting Debt (as defined below) of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security or Voting Debt of the Company (including any rights plan or agreement). The names of the optionee of each Company Option, the date of grant of each Company Option, the number of shares subject to each such Company Option, the expiration date of each such Company Option, and the price at which each such Company Option may be exercised under the Company Option Plans are set forth in Section 3.3(a) of the Company Disclosure Schedule.

(b)    Section 3.3(b) of the Company Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of the Company. Except as set forth in Section 3.3(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of the capital stock (or all of the other equity ownership interests) of each of its Subsidiaries, free and clear of all liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"), and all of such shares (or other equity or ownership interests) are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security or Voting Debt of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security or Voting Debt of such Subsidiary. Except as described in Section 3.3(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any interest, or has made any investment in, any partnership, joint venture, corporation, trust or other entity.

(c)    Assuming compliance by Parent with Section 1.4 hereof, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock or any other equity security or Voting Debt of the Company or any of its Subsidiaries (other than the Company Warrants).

(d)    No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote on any matters on which stockholders may vote ("Voting Debt") are issued or outstanding.

3.4.    Authority; No Violation.

(a)    The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company or its stockholders are necessary to approve this Agreement, and to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, obtaining the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL, the Corrected Amended and Restated Certificate of Incorporation of the Company and the Amended and Restated Bylaws of the Company (the "Company Stockholder Approval")). This Agreement has been duly and validly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Parent and Merger Sub) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

(b)    Except as set forth in Section 3.4(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger or any of the other transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Corrected Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws of the Company or the certificate of incorporation, Bylaws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 3.5 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan, guarantee of indebtedness, note, bond, mortgage, indenture, deed of trust, license, permit, concession, franchise, lease, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clauses (x) and (y), for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations or Liens that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.5.    Consents and Approvals.    Except for (a) the filing of a notification under the HSR Act (as defined in Section 6.1(b)), (b) the Company Stockholder Approval, (c) the filing with the Securities and Exchange Commission (the "SEC") of (i) the Joint Proxy Statement/Prospectus (as defined in Section 6.1(a) hereof) and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) the consent of Sprint Communications Company, L.P., Sprint Spectrum L.P. and WirelessCo, L.P. (collectively, "Sprint PCS") required pursuant to the terms of the Company Sprint Agreements (as defined herein), (e) such filings, authorizations or approvals as may be set forth in Section 3.5 of the Company Disclosure Schedule, (f) the filing of the Certificate of Merger with the Delaware Secretary under the DGCL, and (g) such consents, approvals, filings or registrations, the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, no consents or approvals of, or filings or registrations with, any court, agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are required to be made or obtained by the

Company or any of its Subsidiaries in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated hereby.

3.6.    Reports.    The Company has previously made available to Parent a true, correct and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2002 by the Company with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act (collectively, the "Company Reports"), (b) written communication between the Company and the SEC since December 31, 2002, and (c) communication mailed by the Company to its stockholders since December 31, 2002, and no such registration statement, prospectus, report, schedule, proxy statement or communication as of its date of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Other than as set forth in Section 3.6 of the Company Disclosure Schedule, the Company has timely filed all Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Company Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto, including rules and regulations relating to the filing of exhibits thereto. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 and no enforcement action has been initiated against the Company by the SEC relating to disclosures contained in any Company Report.

3.7.    Financial Statements.    The Company has previously made available to Parent copies of (a) the consolidated balance sheets of the Company and its Subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended September 30, 2003, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 filed with the SEC under the Exchange Act (collectively, and including the notes thereto, the "Company Audited Financial Statements"), in each case accompanied by the audit report of KPMG LLP ("KPMG"), independent public accountants with respect to the Company, (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2004, and the related unaudited consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended September 30, 2004 (collectively, and including the notes thereto, the "Company 2004 Financial Statements"), as presented in the Company's draft Annual Report on Form 10-K (the "Company Draft 10-K") for the fiscal year ended September 30, 2004 delivered by the Company prior to the date hereof to Parent, and (c) the unaudited condensed consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2004 and the related unaudited condensed consolidated statements of operations for the quarters and nine months ended June 30, 2004 and 2003, and statements of cash flows for the nine months ended June 30, 2004 and 2003, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004 filed with the SEC under the Exchange Act (together with the Company Audited Financial Statements and the Company 2004 Financial Statements, the "Company Financial Statements"). The Company Financial Statements (including the related notes, where applicable) fairly present in all material respects, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will fairly present in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof, and the results of their operations and their cash flows for the fiscal periods set forth therein (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount); each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto at the date of their filing; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, except for normal period-end adjustments that are not material The 2004 Form 10-K (as defined in Section 7.2(d)) shall be consistent in all material respects with the Company Draft 10-K. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and all other applicable legal and accounting requirements and reflect only actual transactions. KPMG has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

3.8.    No Undisclosed Liabilities.    Except (a) as disclosed in the Company Financial Statements and the Company Draft 10-K, (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice of the Company since September 30, 2003, and (c) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability or obligation of any nature, whether or not absolute, accrued, contingent or otherwise.

3.9.    Absence of Certain Changes or Events.

(a)    Except (i) as set forth in Section 3.9(a) of the Company Disclosure Schedule or (ii) as disclosed in any Company Report filed with the SEC prior to the date of this Agreement, since September 30, 2003, there has been no change or development or combination of changes or developments which, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

(b)    Except as set forth in Section 3.9(b) of the Company Disclosure Schedule or as disclosed in any Company Report filed with the SEC prior to the date of this Agreement, since September 30, 2003, the Company and its Subsidiaries have carried on their respective businesses in all material respects only in the ordinary and usual course of business consistent with their past practices.

(c)    Except as set forth in Section 3.9(c) of the Company Disclosure Schedule or as disclosed in any Company Report filed with the SEC prior to the date of this Agreement, since September 30, 2003, neither the Company nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer or director from the amount thereof in effect as of September 30, 2003 (which amounts have been previously disclosed to Parent), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, (iii) effected or authorized any issuance, split, combination or reclassification of any of the Company's capital stock or issued any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, except for issuances of Company Common Stock upon the exercise of Company Options awarded prior to the date hereof in accordance with their terms, (iv) changed any accounting methods (or underlying assumptions), principles or practices of the Company or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (v) made any Tax election or changed any Tax election, amended any Tax Returns or entered into any settlement or compromise of any income tax liability of the Company or its Subsidiaries or entered into any closing agreement with respect to Taxes, (vi) created, incurred, assumed, or suffered to exist any indebtedness or issued debt securities or assumed, guaranteed, endorsed or otherwise as an accommodation became responsible for the obligations of any Person; (vii) granted any equity compensation to any officer, director, employee or consultant of the Company or any of its Subsidiaries, or (viii) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

3.10.    Property.

(a)    Each of the Company and its Subsidiaries has good and marketable title, free and clear of all Liens to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the audited consolidated balance sheet of the Company as of September 30, 2003 or acquired after such date, except for (i) Liens under the Company Indentures, (ii) Liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (iii) pledges to secure deposits and other Liens incurred in the ordinary course of business, (iv) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the property as such property is used on the date of this

Agreement, (v) dispositions of and encumbrances on such properties or assets in the ordinary course of business consistent with past practice or (vi) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar Liens and encumbrances arising in the ordinary course of business (the items in clauses (i), (ii), (iii), (iv) and (vi) collectively, the "Company Permitted Liens").

(b)    Section 3.10(b) of the Company Disclosure Schedule sets forth an accurate and complete list and description of all real property owned by the Company or any of its Subsidiaries and all buildings and improvements thereon.

3.11.    Leases.

(a)    Section 3.11(a) of the Company Disclosure Schedule contains an accurate and complete list of each lease pursuant to which the Company or any of its Subsidiaries leases any real or personal property (excluding leases relating solely to personal property calling for rental or similar periodic payments not exceeding $50,000 per annum) (each a "Company Lease"). A true and complete copy of each Company Lease has heretofore been made available to Parent.

(b)    Each Company Lease is valid, binding and enforceable against the Company and each of its Subsidiaries that is a party thereto in accordance with its terms and, to the knowledge of the Company, is in full force and effect. The leasehold estate created by each Company Lease of real property (a "Company Leased Premise") is free and clear of all encumbrances other than Company Permitted Liens. There are no existing defaults by the Company or any of its Subsidiaries under any of the Company Leases in any material respect, and to the knowledge of the Company no event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default under any Company Lease. The Company has received no notice, and has no other reason to believe, that any lessor under any Company Lease will not consent (where such consent is necessary) to the consummation of the Merger without requiring any material modification of the rights or obligations of the lessee thereunder.

(c)    With respect to leases or licenses of tower space to which the Company or any of its Subsidiaries is a party ("Company Tower Leases"), (A) to the knowledge of the Company there are no applications, ordinances, petitions, resolutions or other matters pending before any governmental agency having jurisdiction to act on zoning changes that would prohibit or make nonconforming the use of any of the Company Leased Premises by the Company or any of its Subsidiaries, (B) either the Company or one of its Subsidiaries has good and valid easement rights providing reasonable access and utilities to and from the Company Leased Premises under the Company Tower Leases, (C) neither the Company nor any of its Subsidiaries has voluntarily granted any, or is a party to any agreement providing for, or has knowledge of any, easements, conditions, restrictions, reservations, rights or options that would materially and adversely affect the use of any of the Company Leased Premises under the Company Tower Leases for the same purposes and uses as such Company Leased Premises have been used by the Company or any of its Subsidiaries, except for Company Permitted Liens.

3.12.    Environmental Matters.    Except as it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or as set forth in Section 3.12 of the Company Disclosure Schedule:

(a)    The Company and each of its Subsidiaries (1) are in compliance with all, and, to the knowledge of the Company, are not subject to any liability with respect to any, applicable Environmental Laws, (2) hold or have applied for all Environmental Permits necessary to conduct their current operations and (3) are in compliance with their respective Environmental Permits and such Environmental Permits are in full force and effect.

(b)    Neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law or liable for remediation, cost recovery or contribution under CERCLA.

(c)    Neither the Company nor any of its Subsidiaries (1) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto, or (2) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(d)    None of the real property owned or leased by the Company or any Company Subsidiary is listed or, to the knowledge of the Company, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e)    To the knowledge of the Company, there are no underground storage tanks or above-ground storage tanks located on any Company Real Property which are now, or in the past were, used to store Hazardous Materials. "Company Real Property" shall mean all real property (i) that is owned or used by the Company or any of its Subsidiaries or that is reflected as an asset of the Company or any of its Subsidiaries on the audited balance sheet of the Company as of September 30, 2003 and (ii) formerly owned or operated by the Company or its Subsidiaries.

(f)    For purposes of this Agreement:

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

"Environmental Laws" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to the pollution, protection, investigation or restoration of the environment, historic preservations, or health and safety as affected by the environment or natural resources, including, without limitation, the National Environmental Policy Act of 1969, as amended as of the date hereof, the National Historic Preservation Act, and those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or noise, odor, wetlands, pollution or contamination.

"Environmental Permits" means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

"Hazardous Materials" means (a) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

3.13.    Certain Contracts.

(a)    Except for any contract, agreement, arrangement or understanding described in clauses (i), (iii), (iv), (v), (vii), (xii), (xiii), (xv), (xvi) and (xix) that provide for aggregate payments to any Person in any calendar year of less than $100,000, Section 3.13(a) of the Company Disclosure Schedule contains a complete and accurate list of each of the following:

(i) any agreement entered into by the Company or any of its Subsidiaries relating to indebtedness, liability for borrowed money or the deferred purchase price of property (excluding trade payables in the ordinary course of business) or any guarantee or other contingent liability in respect of any indebtedness or obligation of any Person (other than the endorsement of negotiable instruments for collection in the ordinary course of business);

(ii) any agreement that contains restrictions with respect to payment of dividends or any other distribution in respect of the equity of the Company or any of its Subsidiaries;

(iii) any letters of credit or similar arrangements relating to the Company or any of its Subsidiaries;

(iv) any employment agreements with any officer, director or employee of the Company or any of its Subsidiaries or other Person on a consulting basis;

(v) any management, consulting or advisory agreements, or severance plans or arrangements for any present or former employee of the Company or any of its Subsidiaries;

(vi) any non-disclosure agreements and non-compete agreements binding present and former employees of the Company or any of its Subsidiaries;

(vii) any agreement under which the Company or any of its Subsidiaries is lessor of or permits any third party to hold or operate any property, real or personal;

(viii) any agreement relating to the acquisition or divestiture of the capital stock or other equity securities, assets or business of any Person involving the Company or any of its Subsidiaries or pursuant to which or the Company or any of its Subsidiaries has any liability, contingent or otherwise;

(ix) any powers of attorney granted by or on behalf of the Company or any of its Subsidiaries;

(x) any agreement, other than agreements entered into in the ordinary course of the Company's or any of its Subsidiaries' business consistent with past practice, which prevents the Company or any of its Subsidiaries from disclosing confidential information;

(xi) any agreement which in any way purports to prohibit the Company or any of its Subsidiaries from freely engaging in business anywhere in the world or competing with any other Person;

(xii) any sales distribution agreements, franchise agreements and advertising agreements relating to the Company or any of its Subsidiaries;

(xiii) any warranty, guaranty or other similar undertaking with respect to a contractual performance extended by the Company or any of its Subsidiaries;

(xiv) any agreement pursuant to which the Company or any of its Subsidiaries has agreed to defend, indemnify or hold harmless any other Person, other than Company Tower Leases;

(xv) any agreement pursuant to which the Company or any of its Subsidiaries has agreed to settle any liability for Taxes;

(xvi) any agreement pursuant to which the Company has agreed to shift or allocate the liability of the Company, any of its Subsidiaries or any other Person for Taxes;

(xvii) any agreement pursuant to which the Company may be required to file a registration statement under the Securities Act with respect to any securities issued by the Company or any of its Subsidiaries;

(xviii) any joint venture agreement or partnership agreement;

(xix) any private label or other resale arrangement;

(xx) any construction contract or construction management contracts;

(xxi) any agreement between the Company or any of its Subsidiaries, on the one hand, and any of their respective stockholders, on the other hand; and

(xxii) any other agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and which is material to the Company and its Subsidiaries taken as a whole.

(b)    Each contract, arrangement, commitment or understanding of any type or form described in Section 3.13(a), whether or not set forth in Section 3.13(a) of the Company Disclosure Schedule, is referred to herein as a "Company Contract."

(c)    With respect to each Company Contract, except as it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company Contract is in full force and effect and is valid and binding on the Company (or, to the extent a Subsidiary of the Company is a party, such Subsidiary) and, to the knowledge of the Company, any other party thereto, (ii) neither the Company or any of its Subsidiaries is in breach or default under any Company Contract, (iii) neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Contract by any other party thereto. The Company has made available to Parent a true and complete copy of each Company Contract.

(d)    Neither the Company nor any of its Subsidiaries is a party to any oral contract, agreement, or other arrangement or understanding which, if reduced to written form, would be required to be listed on Section 3.13(a) of the Company Disclosure Schedule under the terms of this Section 3.13(d).

3.14.    Distributors and Suppliers.    Except as set forth on Section 3.14 of the Company Disclosure Schedule, since September 30, 2003 there has not been any material adverse change in the business relationship of the Company or any of its Subsidiaries with any distributor who accounted for more than 2% of the Company's and its Subsidiaries' sales (on a consolidated basis) during the period from September 30, 2003 to September 30, 2004, or with any supplier from whom the Company or any of its Subsidiaries purchased more than 5% of the goods or services (on a consolidated basis) which it purchased during the period from September 30, 2003 to September 30, 2004. Except as set forth in Section 3.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has knowledge of any termination or intended termination by any such 2% distributor or 5% supplier of its business relationship with the Company or any of its Subsidiaries or any modification or intended modification of its business relationship with the Company or any of its Subsidiaries in a manner which is adverse in any material respect to the Company and its Subsidiaries taken as a whole, and neither the Company nor any of its Subsidiaries has knowledge of any facts which would reasonably be expected to form an adequate basis for such termination or modification.

3.15.    Insurance.    The Company and its Subsidiaries maintain with reputable insurers insurance and indemnity bonds providing coverage for the Company and its Subsidiaries against all risks normally insured and bonded against by companies in similar lines of business as the Company and its Subsidiaries. Section 3.15 of the Company Disclosure Schedule lists the material insurance policies, binders or bonds maintained by the Company or any of its Subsidiaries as of the date of this Agreement. All premiums required to be paid with respect thereto covering all periods up to and including the Closing Date have been, or shall in the ordinary course be, paid. No notice of cancellation or termination has been received with respect to any such policy as of the date hereof, and all such insurance policies are in full force and effect and will remain in full force and effect up to and including the Closing Date and all claims thereunder have been filed in due and timely fashion.

3.16.    Legal Proceedings.

(a)    Except as set forth in Section 3.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of the Company's or its Subsidiaries' current or former directors or officers or any other Person whom the Company or its Subsidiaries has agreed to indemnify, as such, or challenging the validity or propriety of the transactions contemplated by this Agreement as to which there is reasonable possibility of adverse determination and which, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, no event has occurred, and no state of facts exists, that could reasonably be expected to result in any such action, suit or proceeding.

(b)    There is no injunction, order, judgment, decree or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries, which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect on the Company.

3.17.    Compliance with Applicable Law.

(a)    Except for the Sprint Licenses (as defined below), the Company and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits, certificates, approvals and authorizations (each a "Company Permit") necessary for the lawful conduct of their respective businesses and the lawful ownership, use and operation of its assets, as presently conducted and used, and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of any Company Permit, except where the failure to have any such Company Permit or such violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)    The Company and each of its Subsidiaries are in compliance with and are not in default under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, except where any failure to be in compliance with the terms thereof individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(c)    Except as set forth in Section 3.17 of the Company Disclosure Schedule, the Company has no knowledge of any investigation, notice of apparent liability, violation, forfeiture or other order or complaint issued by or before the Federal Communications Commission (the "FCC") or any other Governmental Entity or of any other proceedings of or before the FCC or any other Governmental Entity relating to the Company or any of its Subsidiaries or to any authorizations under which the Company conducts its business, not including personal communications service licenses held by Sprint PCS or its Affiliates (the "Sprint Licenses"). No proceedings are pending or, to the knowledge of the Company, threatened to revoke or limit any material Company Permits or any of the Sprint Licenses.

(d)    To the knowledge of the Company, no event has occurred which (i) results in, or after notice or lapse of time or both could reasonably be expected to result in, revocation, suspension, adverse modification, non-renewal, impairment, restriction or termination of, or order of forfeiture or substantial fine with respect to, any material Company Permits or the Sprint Licenses, or (ii) affects or could reasonably be expected in the future to affect any of the rights of the Company or its Subsidiaries under any material Company Permits or any of the rights of Sprint PCS or its Affiliates under the Sprint Licenses. No facts are known to the Company or the Company Subsidiaries which if known by a Governmental Entity of competent jurisdiction would present a substantial risk that any material Company Permit could be revoked, suspended, adversely modified, not renewed, impaired, restricted, terminated, forfeited or a substantial fine imposed against the Company or any of the Company Subsidiaries, and neither the execution by the Company of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement is reasonably likely to result in the occurrence of any of the consequences set forth in this Section 3.17(d).

3.18.    Employees.

(a)    Section 3.18(a) of the Company Disclosure Schedule sets forth a true and complete list of each deferred compensation, incentive compensation, equity compensation, severance, health or other "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to or was entered into by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated, that together with the Company would be deemed a "single employer" within the meaning of Section 4001(b)(1) of ERISA (a "Company ERISA Affiliate"), for the benefit of any current or former employee of the Company, any Subsidiary or any ERISA Affiliate (the "Company Plans").

(b)    The Company has heretofore made available to Parent true and complete copies of each of the Company Plans, all amendments thereto and all other related documents, including but not limited to (i) the most recent Form 5500 and related exhibits and reports for such Company Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Company Plan.

(c)    Except as set forth in Section 3.18(c) of the Company Disclosure Schedule: (i) each of the Company Plans has been operated and administered in material compliance with its terms and applicable law, including but not limited to ERISA and the Code; (ii) each of the Company Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS to that effect and to the knowledge of the Company there exists no circumstance reasonably likely to result in the revocation of any such favorable determination letter; (iii) no Company Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company, its Subsidiaries or any Company ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of the Company, its Subsidiaries or Company ERISA Affiliates or (z) benefits which are fully insured or the full cost of which is borne by the current or former employee (or his beneficiary); (iv) no Company Plan is subject to Section 302 or Title IV of ERISA, no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any Company ERISA Affiliate that has not been satisfied in full, and neither the Company, its Subsidiaries nor any Company ERISA Affiliate has any contingent liability under Title IV of ERISA; (v) no Company Plan is a "multiemployer pension plan," as that term is defined in Section 3(37) of ERISA; (vi) all contributions or other amounts payable by the Company, its Subsidiaries or any Company ERISA Affiliate as of the Effective Time with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP; (vii) neither the Company, its Subsidiaries, any Company ERISA Affiliate, any Company Plan, any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Company, its Subsidiaries or any Company ERISA Affiliate reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975, 4976 or 4980B of the Code; (viii) there are no pending, or, to the best knowledge of the Company, threatened or anticipated claims or proceedings (other than routine claims for benefits) by, on behalf of or against any of the Company Plans or any trusts related thereto; (ix) the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (y) entitle any current or former employee, officer, director or consultant of the Company or any Company ERISA Affiliate to severance pay, termination pay or any other payment or benefit or (z) accelerate the time of payment or vesting or increase the amount or value of compensation or benefits due any such employee, officer, director or consultant; and (x) no amounts payable under the Company Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

3.19.    Taxes.

(a)    Except as set forth in Section 3.19(a) of the Company Disclosure Schedule, each of the Company, and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and such Tax Returns are true, correct and complete in all material respects, and (ii) paid in full or made adequate provision in the financial statements of the Company (in accordance with GAAP) for all Taxes (as hereinafter defined) due to be paid or accrued at or prior to the Effective Time. No deficiencies for any Taxes have been proposed, asserted, assessed or, to the knowledge of the Company, threatened against or with respect to the Company, or any of its Subsidiaries. Except as set forth in Section 3.19(a) of the Company Disclosure Schedule, (i) there are no liens for Taxes upon the assets of either the Company or its Subsidiaries except for statutory liens for current Taxes not yet due, (ii) neither the Company, nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, (iii) with respect to each taxable period of the Company, and its Subsidiaries, (A) the federal and state income Tax Returns of the Company and its Subsidiaries have been audited by the Internal Revenue Service or appropriate state tax authorities, (B) the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, or (C) the time for assessing and collecting income Tax with respect to such taxable period has not closed, but no audit or review of such taxable period has yet been initiated or threatened, (iv) neither the Company nor any of its Subsidiaries has filed or been included in a combined, consolidated or unitary income Tax Return other than one in which the Company was the parent of the group filing such Tax Return, (v) neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes (other than the allocation of federal income taxes as provided by Regulation 1.1552-1(a)(1) under the Code), (vi) neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar or corresponding provision or requirement of state, local or foreign income Tax law), by reason of the voluntary change in accounting method (nor has any taxing authority proposed any such adjustment or change of accounting method), (vii) neither the Company nor its Subsidiaries has any liability for Taxes of any Person (other than a liability of the Company for Taxes of any of its Subsidiaries or a liability of any of the Company's Subsidiaries for Taxes of the Company) under Regulation 1.1502-6 or 1.1502-78(b)(2) under the Code (or similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise, and (viii) neither the Company nor any of its Subsidiaries has made any payment or may be obligated to make any payment (by contract or otherwise) which will not be deductible by reason of Section 280G or Section 162(m) of the Code.

(b)    For the purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

3.20.    Sprint Agreement Compliance.

(a)    Neither the Company nor any of its Subsidiaries has violated or failed to meet any deadline or requirement in the Company Sprint Agreements, except as has been remedied, waived or modified prior to the date hereof and previously disclosed to Parent. Section 3.20(a) of the Company Disclosure Schedule sets forth the extent of the Company's progress in the completion of its build-out and network launch as of the date of this Agreement.

(b)    Section 3.20(b) of the Company Disclosure Schedule sets forth a list of all agreements between the Company, its Subsidiaries or any of its Affiliates, on the one hand, and Sprint PCS and any of its Affiliates, on the other hand (collectively, the "Company Sprint Agreements"). There are no unwritten amendments to, or waivers under, any Company Sprint Agreement.

(c)    The Company Sprint Agreements are valid, binding and enforceable against the Company (or, to the extent a Subsidiary of the Company is a party, such Subsidiary), in accordance with their respective terms, and shall be in full force and effect without penalty in accordance with their terms upon consummation of the Merger and the other transactions contemplated by this Agreement, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and limitations on the availability of equitable remedies. The Company and its Subsidiaries have performed in all material respects all obligations required to be performed by them under, and they are not in default under or in breach of, nor in receipt of any claim of default or breach under, any of the Company Sprint Agreements. To the knowledge of the Company, no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by the Company or any Subsidiary, or would permit termination or modification by the Company, Sprint PCS or any of its Affiliates, under any of the Company Sprint Agreements. Neither the Company nor any of its Subsidiaries has knowledge of any cancellation or anticipated cancellation by Sprint PCS or any of its Affiliates of any of the Company Sprint Agreements. The Company has provided Parent with copies of all written notices (excluding e-mail messages) received by it from Sprint PCS during the last six months (i) delivered pursuant to the official notice provisions of any of the Company Sprint Agreements or (ii) alleging a material breach of any of the Company Sprint Agreements.

3.21.    Intellectual Property.

(a)    "Intellectual Property" means all intellectual property or other proprietary rights of every kind, including all domestic or foreign patents, patent rights, domestic or foreign patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks, trademark registrations and applications, service marks, service mark registrations and applications, trade names, trade dress, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, software, inventions (whether or not patentable) and all documentation thereof.

(b)    The Company owns or has the right to use, whether through licensing or otherwise, and to authorize others to use, all Intellectual Property significant to the businesses of the Company and its Subsidiaries in substantially the same manner as such businesses are conducted on the date hereof ("Company Material Intellectual Property"). Except as set forth in Section 3.21 of the Company Disclosure Schedule: (1) no written claim of invalidity or conflicting ownership rights with respect to any Company Material Intellectual Property has been made by a third party and no such Intellectual Property is the subject of any pending or, to the Company's knowledge, threatened action, suit, claim, investigation, arbitration or other proceeding; (2) no Person or entity has given notice to the Company or any of its Subsidiaries that the use of any Company Material Intellectual Property by the Company, any Company Subsidiary or any licensee is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright or design right, or that the Company, any of its Subsidiaries or any licensee has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how; (3) to the Company's knowledge after due inquiry for such purpose, the making, using, selling, manufacturing, marketing, licensing, reproduction, distribution, or publishing of any process, machine, manufacture or product related to any Company Material Intellectual Property, does not and will not infringe any domestic or foreign patent, trademark, service mark, trade name, copyright or other intellectual property right of any third party, and does not and will not involve the misappropriation or improper use or disclosure of any trade secrets, confidential information or know-how of any third party; (4) to the Company's knowledge, there exists no prior act or current conduct or use by the Company, any of its Subsidiaries or any third party that would void or invalidate any Company Material Intellectual Property; (5) to the Company's knowledge, no other Person is interfering with, infringing upon, misappropriating or otherwise coming into conflict with any Company Material Intellectual Property; and (6) the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby will not breach, violate or conflict with any instrument or agreement concerning any Company Material Intellectual Property, will not cause the forfeiture or termination of or give rise to a right of forfeiture or termination of any of the Company Material Intellectual Property, or trigger additional fees or transfer costs payable by the Company or any of its Subsidiaries with respect to, or impair the right of the Surviving Corporation to make, use, sell, license or dispose of, or to bring any action for the infringement of, any Company Material Intellectual Property. In addition, the matters disclosed on Section 3.21 of the Company Disclosure Schedule would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.22.    Labor Matters.

(a)    Except to the extent set forth in Section 3.22 of the Company Disclosure Schedule, (i) there is no labor strike, slowdown, stoppage or lockout actually pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries and during the past three years there has not been any such action; (ii) to the knowledge of the Company, there is no union claims to represent the employees of the Company or any of its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association; (iv) none of the employees of the Company or any of its Subsidiaries is represented by any labor organization and the Company does not have any knowledge of any current union organizing activities among the employees of the Company or any of its Subsidiaries, nor does any question concerning representation exist concerning such employees; (v) there are no written personnel policies, rules or procedures applicable to employees of the Company or any of its Subsidiaries, other than those set forth in Section 3.22 of the Company Disclosure Schedule, true and correct copies of which have heretofore been delivered to Parent; (vi) there is no unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened before the National

Labor Relations Board or any similar state agency; and (vii) there is no grievance arising out of any collective bargaining agreement or other grievance procedure. Within the last five years, neither the Company nor any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act (the "WARN Act") affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries. Except as set forth in Section 3.22 of the Company Disclosure Schedule, none of the Company's or its Subsidiaries' employees has suffered an "employment loss" (as defined in the WARN Act) within the period 90 days prior to date of this Agreement.

3.23.    Reorganization.    As of the date of this Agreement, the Company has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code. As of the date of this Agreement, the Company knows of no reason why it will be unable to deliver to Winston & Strawn LLP and to Skadden, Arps, Slate, Meagher & Flom LLP representation letters with respect to the Company in form and substance sufficient to enable such counsel to render the opinions required by Sections 7.2(c) and 7.3(c) hereof.

3.24.    Broker's Fees.    Except as set forth on Section 3.24 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Banc of America LLC (the "Company Advisor") in accordance with the terms of the letter agreement between the Company and the Company Advisor, a true, complete and correct copy of which has previously been delivered by the Company to Parent.

3.25.    Opinion.    Prior to the execution of this Agreement, the Company has received an opinion from the Company Advisor to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock and such opinion has not been amended or rescinded as of the date of this Agreement.

3.26.    Related Party Transactions.    Except as set forth on Section 3.26 of the Company Disclosure Schedule, to the knowledge of the Company, no officer or director of the Company or any of its Subsidiaries owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity), or is an officer, director, employee or consultant of any Person that is, a competitor, lessor, lessee or supplier of the Company or which conducts a business similar to any business conducted by the Company. No officer or director of the Company or any of its Subsidiaries (a) owns or holds, directly or indirectly, in whole or in part, any Intellectual Property used by the Company or any of its Subsidiaries, (b) to the knowledge of the Company has any claim, charge, action or cause of action against the Company or any of its Subsidiaries, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits under any employee benefit plan existing on the date hereof, (c) to the knowledge of the Company, has made, on behalf of the Company or any of its Subsidiaries, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any officer or director of the Company or any of its Subsidiaries is a partner or shareholder (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity), (d) owes any money to the Company or any of its Subsidiaries or (e) has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries.

3.27.    Company Information.    The information relating to the Company and its Subsidiaries which is provided in writing (including transmission via e-mail) to Parent by the Company or any of its representatives for inclusion in the Joint Proxy Statement/Prospectus and the Form S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

3.28.    Company Indentures.

(a)    Neither the Company nor any of its Subsidiaries has made any "Restricted Payments" pursuant to, nor has any of them otherwise utilized any of the capacity provided for under, clause (11) of Section 4.7 of the October Indenture or clause (7) of Section 4.7 of the February Indenture.

(b)    For purposes of this Agreement, "Company Indentures" means, collectively, (i) the Indenture, dated as of October 25, 2004, related to the $175,000,000 aggregate principal amount First Priority Senior Secured Floating Rate Notes due 2011 issued by the Company (the "October Indenture"), and (ii) the Indenture, dated as of February 20, 2004, related to the $159,034,600 aggregate principal amount 9.375% Senior Subordinated Secured Notes due 2009 issued by the Company (the "February Indenture").

(c)    No "Event of Default" (as defined in each of the Company Indentures) has occurred and is continuing under either of the Company Indentures and neither the Company nor any of its Subsidiaries has previously received a waiver of any Event of Default under either of the Company Indentures.

3.29.    Anti-Takeover Provisions.    Assuming the accuracy of the representation and warranty set forth in Section 4.25, the Board of Directors of the Company has approved the transactions contemplated by this Agreement such that the provisions of Section 203 of the DGCL and Article VIII of the Company's Amended and Restated Certificate of Incorporation will not apply to this Agreement or any of the transactions contemplated hereby. No other "moratorium," "control share," "fair price" or other antitakeover laws are applicable to the Merger or any of the other transactions contemplated by this Agreement.

3.30.    Disclosure Controls and Procedures.    The Company and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to the Company's auditors and the audit committee of the Company's Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company's ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company's auditors and audit committee since October 1, 2002.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT

4.1.    Parent Disclosure Schedule.    Prior to the execution and delivery of this Agreement, Parent has delivered to the Company a schedule (the "Parent Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of Parent's representations or warranties contained in this Article IV, or to one or more of Parent's covenants contained in Section 5.2; provided, however, that notwithstanding anything in this Agreement to the contrary the mere inclusion of an item in a Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or is reasonably likely to have a Material Adverse Effect

(as defined herein) with respect to the Parent. Each disclosure set forth in the Parent Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to a specific individual section of this Agreement.

Except as set forth in Parent Disclosure Schedule, Parent hereby represents and warrants to the Company as set forth in Sections 4.2 through 4.27:

4.2.    Corporate Organization.

(a)    Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of Parent, copies of which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(b)    Parent (i) has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (ii) is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

(c)    Each of Parent's Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of Parent's Subsidiaries has the requisite corporate or other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed qualified, or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. The articles of incorporation, bylaws and similar governing documents of each Subsidiary of Parent, copies of which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(d)    The minute books of Parent and each of its Subsidiaries contain true, complete and accurate records of all meetings and other corporate actions held or taken since December 31, 2002 of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

(e)    Neither Parent nor any of its Subsidiaries is in violation of any provision of its respective certificate of incorporation, bylaws or similar governing document.

4.3.    Capitalization.

(a)    The authorized capital stock of Parent consists of 290,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share. As of December 3, 2004, there were (i) 114,857,304 shares of Parent Common Stock issued and outstanding, (ii) 300,000 shares of Series A Preferred Stock reserved for issuance, (iii) 478,987 shares of Series B Convertible Preferred Stock ("Parent Series B Preferred Stock") issued and outstanding, (iv) 500,000 shares of Series C Convertible Preferred Stock ("Parent Series C Preferred Stock") reserved for issuance, (v) no shares of Parent Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise, except for (x) 9,760,426 shares of Parent Common Stock reserved for issuance pursuant to options granted pursuant to option plans, agreements or commitments maintained by Parent, and (y) shares of Parent Common Stock reserved for issuance upon conversion of the outstanding shares of Parent Series B Preferred Stock and Parent Series C Preferred Stock and (vi) no shares of Parent Common Stock held by Parent in its treasury or by Parent's Subsidiaries. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above or reflected in Section 4.3(a) of the Parent Disclosure Schedule, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or any other equity security or Voting Debt of Parent or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security or Voting Debt of Parent (including any rights plan or agreement). The share of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)    Section 4.3(b) of the Parent Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of Parent as of the date of this Agreement. Except as set forth in Section 4.3(b) of the Parent Disclosure Schedule, as of the date of this Agreement Parent owns, directly or indirectly, all of the issued and outstanding shares of the capital stock (or all of the other equity ownership interests) of each of its Subsidiaries, free and clear of all Liens, and all of such shares (or other equity or ownership interests) are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of Parent calling for the purchase or issuance of any shares of capital stock or any other equity security or Voting Debt of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security or Voting Debt of such Subsidiary.

(c)    As of the date of this Agreement, no Voting Debt of Parent is issued or outstanding.

4.4.    Authority; No Violation.

(a)    Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly approved by (i) the Board of Directors of Parent, and (ii) the Board of Directors of Merger Sub and by Parent in its capacity as sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub or their respective stockholders are necessary to approve this Agreement, and to consummate the Merger and the other transactions contemplated hereby (other than obtaining the requisite approval of Parent stockholders for the issuance of shares of Parent Common Stock pursuant to the Merger pursuant to the listing standards and rules of Nasdaq (the "Parent Stockholder Approval")). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

(b)    Except as set forth in Section 4.4(b) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the Merger or any of the other transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws of Parent or the certificate of incorporation, bylaws or similar governing documents of any of its Subsidiaries (including Merger Sub), or (ii) assuming that the consents and approvals referred to in Section 4.5 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries (including Merger Sub), or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries (including Merger Sub) under, any of the terms, conditions or provisions of any loan, guarantee of indebtedness, note, bond, mortgage, indenture, deed of trust, license, permit, concession, franchise, lease, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries (including Merger Sub) is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clauses (x) and (y), for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations or Liens that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.5.    Consents and Approvals.    Except for (a) the filing of a notification under the HSR Act (as defined in Section 6.1(b)), (b) the Parent Stockholder Approval, (c) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (d) the filing with the SEC of (i) the Joint Proxy Statement/Prospectus and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (e) approval of the listing of the Parent Common Stock to be issued in the Merger on Nasdaq, (f) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of the Company Common Stock pursuant to this Agreement, (g) any consent of Sprint PCS required pursuant to the terms of Parent Sprint Agreements, (h) such filings, authorizations or approvals as may be set forth in Section 4.5 of the Parent Disclosure Schedule, and (i) such consents, approvals, filings or registrations, the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, no consents or approvals of, or filings or registrations with, any Governmental Entity or with any third party are required to be made or obtained by Parent or any of its Subsidiaries in connection with the execution and delivery by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby.

4.6.    Reports.    Parent has previously made available to the Company a true, correct and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2002 by Parent with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the "Parent Reports"), (b) written communication between Parent and the SEC since December 31, 2002, and (c) communication mailed by Parent to its stockholders since December 31, 2002, and no such registration statement, prospectus, report, schedule, proxy statement or communication as of its date of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Parent Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto, including rules and regulations relating to the filing of exhibits thereto. No executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 and no enforcement action has been initiated against Parent by the SEC relating to disclosures contained in any Parent Report.

4.7.    Financial Statements.    Parent has previously made available to the Company copies of (a) the consolidated balance sheets of Parent and its Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, as reported in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC under the Exchange Act (collectively, and including the notes thereto, the "Parent Audited Financial Statements"), in each case accompanied by the audit report of PricewaterhouseCoopers LLP ("PWC"), independent public accountants with respect to Parent, and (b) the unaudited consolidated balance sheet of Parent and its Subsidiaries as of September 30, 2004 and the related unaudited consolidated statements of operations for the quarters and nine months ended September 30, 2004 and 2003, and statements of cash flows for the nine months ended September 30, 2004 and 2003, as reported in Parent's Quarterly Report on Form 10-Q for the period ended September 30, 2004 filed with the SEC under the Exchange Act (together with Parent Audited Financial Statements, the "Parent Financial Statements"). The Parent Financial Statements (including the related notes, where applicable) fairly present in all material respects, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will fairly present in all material respects, the consolidated financial position of Parent and its Subsidiaries as of the respective dates thereof, and the results of their operations and their cash flows for the fiscal periods set forth therein (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount); each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto at the date of their filing; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, except for normal period-end adjustments that are not material. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and all other applicable legal and accounting requirements and reflect only actual transactions. PWC has not resigned or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.8.    No Undisclosed Liabilities.    Except (a) as disclosed in the Parent Financial Statements, (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice of Parent since December 31, 2003, and (c) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability or obligation of any nature, whether or not absolute, accrued, contingent or otherwise.

4.9.    Absence of Certain Changes or Events.

(a)    Except (i) as set forth in Section 4.9(a) of the Parent Disclosure Schedule or (ii) as disclosed in any Parent Report filed with the SEC prior to the date of this Agreement, since December 31, 2003, there has been no change or development or combination of changes or developments which, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

(b)    Except as set forth in Section 4.9(b) of the Parent Disclosure Schedule or as disclosed in any Parent Report filed with the SEC prior to the date of this Agreement, since December 31, 2003, Parent and its Subsidiaries have carried on their respective businesses in all material respects only in the ordinary and usual course of business consistent with their past practices.

(c)    Except as set forth in Section 4.9(c) of the Parent Disclosure Schedule or as disclosed in any Company Report filed with the SEC prior to the date of this Agreement, since December 31, 2003, neither Parent nor any of its Subsidiaries has (i) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent's capital stock (other than shares of Parent Series B Preferred Stock), (ii) changed any accounting methods (or underlying assumptions), principles or practices of Parent or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iii) made any Tax election or changed any Tax election, amended any Tax Returns or entered into any settlement or compromise of any income tax liability of Parent or its Subsidiaries or entered into any closing agreement with respect to Taxes, or (iv) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

4.10.    Property.

(a)    Each of Parent and its Subsidiaries has good and marketable title, free and clear of all Liens to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the audited consolidated balance sheet of Parent as of December 31, 2003 or acquired after such date, except (i) Liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the property as such property is used on the date of this Agreement, (iv) for dispositions of and encumbrances on such properties or assets in the ordinary course of business or (v) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar Liens and encumbrances arising in the ordinary course of business.

(b)    Section 4.10(b) of the Parent Disclosure Schedule sets forth an accurate and complete list and description of all real property owned by Parent or any of its Subsidiaries and all buildings and improvements thereon as of the date hereof.

4.11.    Environmental Matters.

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or as set forth in Section 4.11 of the Parent Disclosure Schedule:

(a)    Parent and each of its Subsidiaries (1) are in compliance with all, and, to the knowledge of Parent, are not subject to any liability with respect to any, applicable Environmental Laws, (2) hold or have applied for all Environmental Permits necessary to conduct their current operations and (3) are in compliance with their respective Environmental Permits and such Environmental Permits are in full force and effect.

(b)    Neither Parent nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that Parent or any of its Subsidiaries is in violation of any Environmental Law or liable for remediation, cost recovery or contribution under CERCLA.

(c)    Neither Parent nor any of its Subsidiaries (1) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the knowledge of Parent, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto, or (2) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(d)    None of the real property owned or leased by Parent or any Company Subsidiary is listed or, to the knowledge of Parent, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e)    To the knowledge of Parent, there are no underground storage tanks or above-ground storage tanks located on any Parent Real Property which are now, or in the past were, used to store Hazardous Materials. "Parent Real Property" shall mean all real property (i) that is owned or used by Parent or any of its Subsidiaries or that is reflected as an asset of Parent or any of its Subsidiaries on the audited balance sheet of Parent as of December 31, 2003 and (ii) formerly owned or operated by Parent or its Subsidiaries.

4.12.    Legal Proceedings.

(a)    Except as set forth in Section 4.12 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or, to the knowledge of Parent, any of Parent's or its Subsidiaries' current or former directors or officers or any other Person whom Parent or its Subsidiaries has agreed to indemnify, as such, or challenging the validity or propriety of the transactions contemplated by this Agreement as to which there is reasonable possibility of adverse determination and which, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, no event has occurred, and no state of facts exists, that could reasonably be expected to result in any such action, suit or proceeding.

(b)    There is no injunction, order, judgment, decree or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries, which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect on Parent.

4.13.    Compliance with Applicable Law.

(a)    Except for the Sprint Licenses, Parent and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits, certificates, approvals and authorizations (each a "Parent

Permit") necessary for the lawful conduct of their respective businesses and the lawful ownership, use and operation of its assets, as presently conducted and used, and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violation of any Parent Permit, except where the failure to have any such Parent Permit or such violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b)    Parent and each of its Subsidiaries are in compliance with and are not in default under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, except where any failure to be in compliance with the terms thereof individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

(c)    Parent has no knowledge of any investigation, notice of apparent liability, violation, forfeiture or other order or complaint issued by or before the FCC or any other Governmental Entity or of any other proceedings of or before the FCC or any other Governmental Entity relating to Parent or any of its Subsidiaries or to any authorizations under which Parent conducts its business, not including the Sprint Licenses. No proceedings are pending or, to the knowledge of Parent, threatened to revoke or limit any material Parent Permits or the Sprint Licenses.

(d)    To the knowledge of Parent, no event has occurred which (i) results in, or after notice or lapse of time or both could reasonably be expected to result in, revocation, suspension, adverse modification, non-renewal, impairment, restriction or termination of, or order of forfeiture or substantial fine with respect to, any material Parent Permits or the Sprint Licenses, or (ii) affects or could reasonably be expected in the future to affect any of the rights of Parent or its Subsidiaries under any material Parent Permits or any of the rights of Sprint PCS or its Affiliates under the Parent Sprint Licenses. No facts are known to Parent or its Subsidiaries which if known by a Governmental Entity of competent jurisdiction would present a substantial risk that any material Parent Permit could be revoked, suspended, adversely modified, not renewed, impaired, restricted, terminated, forfeited or a substantial fine imposed against Parent or any of Parent Subsidiaries, and neither the execution by Parent of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement is reasonably likely to result in the occurrence of any of the consequences set forth in this Section 4.13(d).

4.14.    Employees.

(a)    Section 4.14(a) of the Parent Disclosure Schedule sets forth a true and complete list of each deferred compensation, incentive compensation, equity compensation, severance, health or other "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to or was entered into by Parent, any of its Subsidiaries or by any trade or business, whether or not incorporated, that together with Parent would be deemed a "single employer" within the meaning of Section 4001(b)(1) of ERISA (a "Parent ERISA Affiliate"), for the benefit of any current or former employee of Parent, any Subsidiary or any Parent ERISA Affiliate (the "Parent Plans").

(b)    Parent has heretofore made available to the Company true and complete copies of each of the Parent Plans, all amendments thereto and all other related documents, including but not limited to (i) the most recent Form 5500 and related exhibits and reports for such Parent Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Parent Plan.

(c)    Except as set forth in Section 4.14(c) of the Parent Disclosure Schedule: (i) each of the Parent Plans has been operated and administered in material compliance with its terms and applicable law, including but not limited to ERISA and the Code; (ii) each of the Parent Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to that effect and to the knowledge of Parent there exists no circumstance reasonably likely to result in the revocation of any such favorable determination letter; (iii) no Parent Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Parent, its Subsidiaries or any Parent ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Parent, its Subsidiaries or Parent ERISA Affiliates or (z) benefits which are fully insured or the full cost of which is borne by the current or former employee (or his beneficiary); (iv) no Parent Plan is subject to Section 302 or Title IV of ERISA, no liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any Parent ERISA Affiliate that has not been satisfied in full, and neither Parent, its Subsidiaries nor any Parent ERISA Affiliate has any contingent liability under Title IV of ERISA; (v) no Parent Plan is a "multiemployer pension plan," as that term is defined in Section 3(37) of ERISA; (vi) all contributions or other amounts payable by Parent, its Subsidiaries or any Parent ERISA Affiliate as of the Effective Time with respect to each Parent Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP; (vii) neither Parent, its Subsidiaries, any Parent ERISA Affiliate, any Parent Plan, any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which Parent, its Subsidiaries or any Parent ERISA Affiliate reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975, 4976 or 4980B of the Code; (viii) there are no pending, or, to the best knowledge of Parent, threatened or anticipated claims or proceedings (other than routine claims for benefits) by, on behalf of or against any of the Parent Plans or any trusts related thereto; (ix) the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (y) entitle any current or former employee, officer, director or consultant of Parent or any Parent ERISA Affiliate to severance pay, termination pay or any other payment or benefit or (z) accelerate the time of payment or vesting or increase the amount or value of compensation or benefits due any such employee, officer, director or consultant; and (x) no amounts payable under the Parent Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

4.15.    Taxes.    Except as set forth in Section 4.15 of the Parent Disclosure Schedule, each of Parent, and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and such Tax Returns are true, correct and complete in all material respects, and (ii) paid in full or made adequate provision in the financial statements of Parent (in accordance with GAAP) for all Taxes (as hereinafter defined) due to be paid or accrued at or prior to the Effective Time. No deficiencies for any Taxes have been proposed, asserted, assessed or, to the knowledge of Parent, threatened against or with respect to Parent, or any of its Subsidiaries. Except as set forth in Section 4.15 of the Parent Disclosure Schedule, (i) there are no liens for Taxes upon the assets of either Parent or its Subsidiaries except for statutory liens for current Taxes not yet due, (ii) neither Parent, nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, (iii) with respect to each taxable period of Parent, and its Subsidiaries, (A) the federal and state income Tax Returns of Parent and its Subsidiaries have been audited by the Internal Revenue Service or appropriate state tax authorities, (B) the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, or (C) the time for assessing and collecting income Tax with respect to such taxable period has not closed, but no audit or review of such taxable period has yet been initiated or threatened, (iv) neither Parent nor any of its Subsidiaries has filed or been included in a combined, consolidated or unitary income Tax Return other than one in which Parent was the parent of the group filing such Tax Return, (v) neither Parent nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes (other than the allocation of federal income taxes as provided by Regulation 1.1552-1(a)(1) under the Code), (vi) neither Parent nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar or corresponding provision or requirement of state, local or foreign income Tax law), by reason of the voluntary change in accounting method (nor has any taxing authority proposed any such adjustment or change of accounting method), (vii) neither Parent nor its Subsidiaries has any liability for Taxes of any Person (other than a liability of Parent for Taxes of any of its Subsidiaries or a liability of any of Parent's Subsidiaries for Taxes of Parent) under Regulation 1.1502-6 or 1.1502-78(b)(2) under the

Code (or similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise, and (viii) neither Parent nor any of its Subsidiaries has made any payment or may be obligated to make any payment (by contract or otherwise) which will not be deductible by reason of Section 280G or Section 162(m) of the Code.

4.16.    Sprint Agreement Compliance.

(a)    Neither Parent nor any of its Subsidiaries has violated or failed to meet any deadline or requirement in the Parent Sprint Agreements, except as has been remedied, waived or modified prior to the date hereof and previously disclosed to the Company. Section 4.16(a) of the Parent Disclosure Schedule sets forth the extent of Parent's progress in the completion of its build-out and network launch as of the date of this Agreement.

(b)    Section 4.16(b) of the Parent Disclosure Schedule sets forth a list of all agreements between Parent, its Subsidiaries or any of its Affiliates, on the one hand, and Sprint PCS and any of its Affiliates, on the other hand (collectively, the "Parent Sprint Agreements"). As of the date hereof there are no unwritten amendments to, or waivers under, any Parent Sprint Agreement.

(c)    The Parent Sprint Agreements are valid, binding and enforceable against Parent (or, to the extent a Subsidiary of Parent is a party, such Subsidiary), in accordance with their respective terms, and shall be in full force and effect without penalty in accordance with their terms upon consummation of the Merger and the other transactions contemplated by this Agreement, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and limitations on the availability of equitable remedies. Parent and its Subsidiaries have performed in all material respects all obligations required to be performed by them under, and they are not in default under or in breach of, nor in receipt of any claim of default or breach under, any of the Parent Sprint Agreements. To the knowledge of Parent, no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by Parent or any Subsidiary, or would permit termination or modification by Parent, Sprint PCS or any of its Affiliates, under any of the Parent Sprint Agreements. Neither Parent nor any of its Subsidiaries has knowledge of any cancellation or anticipated cancellation by Sprint PCS or any of its Affiliates of any of the Parent Sprint Agreements. Parent has provided the Company with copies of all written notices (excluding e-mail messages) received by it from Sprint PCS during the last six months (i) delivered pursuant to the official notice provisions of Parent Sprint Agreements or (ii) alleging a material breach of any of the Parent Sprint Agreements.

4.17.    Intellectual Property.    Parent owns or has the right to use, whether through licensing or otherwise, and to authorize others to use, all Intellectual Property significant to the businesses of Parent and its Subsidiaries in substantially the same manner as such businesses are conducted on the date hereof ("Parent Material Intellectual Property"). Except as set forth in Section 4.17 of the Parent Disclosure Schedule: (1) no written claim of invalidity or conflicting ownership rights with respect to any Parent Material Intellectual Property has been made by a third party and no such Intellectual Property is the subject of any pending or, to Parent's knowledge, threatened action, suit, claim, investigation, arbitration or other proceeding; (2) no Person or entity has given notice to Parent or any of its Subsidiaries that the use of any Parent Material Intellectual Property by Parent, any Parent Subsidiary or any licensee is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright or design right, or that Parent, any of its Subsidiaries or any licensee has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how; (3) to Parent's knowledge after due inquiry for such purpose, the making, using, selling, manufacturing, marketing, licensing, reproduction, distribution, or publishing of any process, machine, manufacture or product related to any Parent Material Intellectual Property, does not and will not infringe any domestic or foreign patent, trademark, service mark, trade name, copyright or other intellectual property right of any third party, and does not and will not involve the misappropriation or improper use or disclosure of any trade secrets, confidential information or know-how of any third party; (4) to Parent's knowledge, there exists no prior act or current conduct or use by Parent, any of its Subsidiaries or any third party that would void or invalidate any Parent Material Intellectual Property; (5) to Parent's knowledge, no other Person is interfering with, infringing upon, misappropriating or otherwise coming into conflict with any Parent

Material Intellectual Property; and (6) the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby and thereby will not breach, violate or conflict with any instrument or agreement concerning any Parent Material Intellectual Property, will not cause the forfeiture or termination of or give rise to a right of forfeiture or termination of any of the Parent Material Intellectual Property, or trigger additional fees or transfer costs payable by Parent or any of its Subsidiaries with respect to, or impair the right of Parent to make, use, sell, license or dispose of, or to bring any action for the infringement of, any Parent Material Intellectual Property. In addition, the matters disclosed on Section 4.17 of the Parent Disclosure Schedule would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

4.18.    Labor Matters.

Except to the extent set forth in Section 4.18 of the Parent Disclosure Schedule, (i) there is no labor strike, slowdown, stoppage or lockout actually pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries and during the past three years there has not been any such action; (ii) to the knowledge of Parent, there is no union claims to represent the employees of Parent or any of its Subsidiaries; (iii) neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association; (iv) none of the employees of Parent or any of its Subsidiaries is represented by any labor organization and Parent does not have any knowledge of any current union organizing activities among the employees of Parent or any of its Subsidiaries, nor does any question concerning representation exist concerning such employees; (v) there are no written personnel policies, rules or procedures applicable to employees of the Company or any of its Subsidiaries, other than those set forth in Section 4.18 of the Company Disclosure Schedule, true and correct copies of which have heretofore been delivered to the Company; (vi) there is no unfair labor practice charge or complaint against Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened before the National Labor Relations Board or any similar state agency; and (vii) there is no grievance arising out of any collective bargaining agreement or other grievance procedure. Within the last five years, neither Parent nor any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries. Except as set forth in Section 4.18 of the Company Disclosure Schedule, none of the Company's or its Subsidiaries' employees has suffered an "employment loss" (as defined in the WARN Act) within the period 90 days prior to date of this Agreement.

4.19.    Reorganization.    As of the date of this Agreement, Parent has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code. As of the date of this Agreement, Parent knows of no reason why it will be unable to deliver to Winston & Strawn LLP and to Skadden, Arps, Slate, Meagher & Flom LLP representation letters with respect to Parent in form and substance sufficient to enable such counsel to render the opinions required by Sections 7.2(c) and 7.3(c) hereof.

4.20.    Broker's Fees.    Neither Parent nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or any of the transactions contemplated by this Agreement, except that Parent has engaged, and will pay a fee or commission to, UBS Investment Bank (the "Parent Advisor").

4.21.    Opinion.    Prior to the execution of this Agreement, Parent has received an opinion from the Parent Advisor to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the aggregate Merger Consideration is fair, from a financial point of view, to Parent and such opinion has not been amended or rescinded as of the date of this Agreement.

4.22.    Related Party Transactions.    Except as set forth on Section 4.22 of the Parent Disclosure Schedule, to the knowledge of Parent, no officer or director of Parent or any of its Subsidiaries owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity), or is an officer, director, employee or consultant of any Person that is, a competitor, lessor, lessee or supplier of Parent or which conducts a business similar to any business conducted by Parent. No officer or director of Parent or any of its Subsidiaries (a) owns or holds, directly or indirectly, in whole or in part, any Intellectual Property used by Parent or any of its Subsidiaries, (b) to the knowledge of Parent has any claim, charge, action or cause of action against Parent or any of its Subsidiaries, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits under any employee benefit plan existing on the date hereof, (c) to the knowledge of Parent, has made, on behalf of Parent or any of its Subsidiaries, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any officer or director of Parent or any of its Subsidiaries is a partner or shareholder (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity), (d) owes any money to Parent or any of its Subsidiaries or (e) has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of Parent or any of its Subsidiaries.

4.23.    Company Information.    The information relating to Parent and its Subsidiaries which is included in the Joint Proxy Statement/Prospectus and the Form S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.24.    Disclosure Controls and Procedures.    Parent and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Parent (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to Parent's auditors and the audit committee of Parent's Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent's ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal controls over financial reporting. Parent has made available to the Company a summary of any such disclosure made by management to Parent's auditors and audit committee since January 1, 2003.

4.25.    Ownership of Company Common Stock.    At no time during the three year period ending on the date immediately preceding the date of this Agreement, was Parent or Merger Sub (or any of the Affiliates or associates of either) an "interested stockholder" of the Company as defined in Section 203 of the DGCL. Neither Parent nor any of its Affiliates or associates (as such term is defined under the Exchange Act), (a) beneficially owns, directly or indirectly, or (b) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of Company Common Stock representing in the aggregate more than 5% of the outstanding shares of Company Common Stock.

4.26.    Adequate Financing.    Parent has, and will have as of the Effective Time, adequate cash financing to enable it to pay (i) the aggregate Cash Consideration required by Section 1.4 hereof and (ii) the amounts necessary for it to comply with the repurchase offer obligations of Section 6.16 hereof.

4.27.    Insurance.    Parent maintains with reputable insurers insurance and indemnity bonds providing coverage for Parent and its Subsidiaries against all risks normally insured and bonded against by companies in similar lines of business as Parent. All premiums required to be paid with respect thereto covering all periods up to and including the Closing Date have been, or shall in the ordinary course be, paid. No notice of cancellation or termination has been received with respect to any such policy as of the date hereof, and all such insurance policies are in full force and effect and will remain in full force and effect up to and including the Closing Date and all claims thereunder have been filed in due and timely fashion.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1.    Covenants of the Company.    During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations. The Company will use its reasonable best efforts to (x) preserve its business organization and that of its Subsidiaries intact, (y) keep available to itself and Parent the present services of the current officers and employees of the Company and its Subsidiaries, and (z) preserve for itself and Parent the existing business relationships and the goodwill of the customers, vendors and distributors of the Company and its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

(a)    other than dividends from one Subsidiary to another Subsidiary or to the Company, declare, set aside, or pay any dividends on, or make any other distributions in respect of, any of its capital stock;

(b)    (i) split, combine or reclassify any shares of its capital stock, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (ii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any of its Subsidiaries; or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, except, in the case of this clause (iii), for the issuance of Company Common Stock upon the exercise of options, warrants or other rights to purchase Company Common Stock outstanding and in existence on the date of this Agreement in accordance with their terms in existence as of the date of this Agreement;

(c)    amend its Corrected Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws or other similar governing documents;

(d)    acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any material amount of assets;

(e)    take any action or fail to take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied;

(f)    change its methods of accounting in effect at September 30, 2004, except as required to comply with changes in GAAP as concurred with by the Company's independent auditors;

(g) (i) except as required by applicable law or as required to maintain qualification pursuant to the Code, adopt, enter into, amend, renew or terminate any employee benefit plan (including, without limitation, any Company Benefit Plan) or any agreement, arrangement, plan or policy between the Company or any Subsidiary of the Company and one or more of its current or former directors, officers or employees, (ii) except for normal increases to employees other than directors and officers of the Company that are made in the ordinary course of business consistent with past practice and except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Company Benefit Plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares) or (iii) make any loans to any of its officers, directors, employees, Affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, whether pursuant to an employee benefit plan or otherwise;

(h)    take or cause to be taken, or fail to take or cause to be taken, any action that could reasonably be expected to disqualify the Merger as a reorganization under Section 368(a) of the Code;

(i)    sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, abandon or fail to maintain any of its assets, properties or other rights or agreements, other than dispositions of inventory;

(j)    create, incur, assume, or suffer to exist any indebtedness or issuances of debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person;

(k) (i) enter into, renew, amend or waive in any material manner, or fail to perform any obligation under, or terminate or give notice of a proposed renewal or material amendment, waiver or termination of, any Company Contract, agreement or lease to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is bound, other than in the ordinary course of business (and as to which the Company shall provide prior notice to Parent), (ii) enter into, renew, amend, waive or terminate, or give notice of a proposed renewal, amendment, waiver or termination of, any Company Sprint Agreement or (iii) enter into any agreement, letter of intent or agreement in principle (whether or not binding) relating to any Acquisition Proposal (other than a confidentiality agreement of the type contemplated by Section 6.2 in accordance with the terms of such Section 6.2);

(l)    take or cause to be taken any action that could reasonably be expected to delay the consummation of the transactions contemplated hereby, including without limitation, the consummation of the Merger and the filing and the effectiveness of the Form S-4;

(m)    make any material election relating to Taxes, change any material election relating to Taxes already made, adopt any new accounting method relating to Taxes, change any accounting method relating to Taxes unless required by GAAP, enter into any closing agreement relating to Taxes, settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

(n)    enter into or amend in any material manner any contract, agreement or arrangement with any officer, director, employee, consultant or stockholder of the Company or any of its Subsidiaries or with any Affiliate or associate (as such term is defined under the Exchange Act) of any of the foregoing;

(o) (i) acquire additional territory or related assets from Sprint PCS, or (ii) acquire, or participate in any auction or other process related to the acquisition of, personal communications service licenses or wireless spectrum, in each case notwithstanding anything to the contrary set forth in this Agreement or the Company Disclosure Schedule;

(p)    authorize for issuance, issue, deliver, sell, pledge, dispose of, encumber or grant any lien on, or authorize or propose the issuance, delivery, sale, pledge, disposition of, encumbrance or grant of any lien on, any shares of its capital stock or capital stock of any of its Subsidiaries, or other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such securities or voting securities or any other ownership interest (or interest the value of which is derived by reference to any of the foregoing);

(q)    pay, satisfy, discharge or settle any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

(r)    make any loans, advances or capital contributions to, or investments in any other Person;

(s)    enter into any new line of business;

(t)    enter into, implement, or otherwise become subject to or bound by any new employment agreement, arrangement, commitment or program which provides for severance payments or benefits, individually or in the aggregate, or amend any existing employment agreement, arrangement, commitment or program in a manner that increases any severance payments or benefits;

(u)    make any capital expenditures other than those which are in the budget set forth in Section 5.1(u) of the Company Disclosure Schedule, provided that the Company shall, and shall cause its Subsidiaries to, consult with Parent prior to making, or committing to make, any capital expenditures on its network;

(v)    voluntarily permit any material insurance policy naming the Company or any Subsidiary of the Company as a beneficiary or a loss payee to be canceled or terminated other than in the ordinary course of business;

(w)    fund any trust under any indemnity agreement or any other agreement or arrangement with any current or former director, officer or other employee of the Company or any of its Subsidiaries;

(x)    agree or commit to do any of the foregoing.

5.2.    Covenants of Parent.    During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the Company, Parent shall use its reasonable best efforts to (x) preserve its business organization and that of its Subsidiaries intact, (y) keep available to itself the present services of the current officers and employees of Parent and its Subsidiaries and (z) preserve for itself the existing business relationships and the goodwill of the customers, vendors and distributors of Parent and its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 5.2 of the Parent Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by the Company, Parent shall not, and shall not permit any of its Subsidiaries to:

(a)    declare or pay any dividends on or make any other distributions in respect of any of its capital stock, other than (i) dividends from one Subsidiary to another Subsidiary or to Parent, and (ii) regular dividends in respect of shares of Parent Series B Preferred Stock and Parent Series C Preferred Stock;

(b)    take any action or fail to take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied on a timely basis;

(c)    change its methods of accounting in effect at December 31, 2003 except as required by changes in GAAP as concurred to by Parent's independent auditors;

(d) (i) amend the certificate of incorporation of Parent (except to authorize additional common shares) or (ii) amend the Certificate of Incorporation of Merger Sub;

(e)    take or cause to be taken, or fail to take or cause to be taken, any action which would reasonably be expected to disqualify the Merger as a tax free reorganization under Section 368(a) of the Code;

(f)    enter into any agreement to acquire or purchase (whether by merger, acquisition of equity or assets, joint venture or otherwise) any Person or any interest in any Person if such acquisition or purchase would cause a material delay in or prevent the receipt of any antitrust or competition law approval necessary for the consummation of the Merger, unless prior to taking such action Parent reasonably determines that such action would not be reasonably expected to cause such effect; or

(g)    authorize, or commit or agree to do any of the foregoing.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1.    Regulatory Matters.

(a)    As promptly as reasonably practicable following the date hereof, Parent and the Company shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the Company stockholders at the Company Stockholders Meeting and to the Parent stockholders at the Parent Stockholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus") and Parent shall prepare and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the issuance of Parent Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the "Form S-4"). Each of Parent and the Company shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC. Parent shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Merger and each party shall furnish all information concerning it and the others of its capital stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to either of the parties, or their respective Affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Parent and the Company. Parent shall also use its reasonable best efforts to obtain prior to the effective date of the Form S-4 all necessary state securities law or "Blue Sky" permits and approvals required in connection with the Merger and the other transactions contemplated by this Agreement and will pay all expenses incident thereto; provided, that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified to do business, to file a general consent to service of process in any jurisdiction in which it is not now so qualified or to subject itself to taxation in any jurisdiction in which it is not now so qualified to do business.

(b)    The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties or Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitations, any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")). The Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. The terms of this Section

6.1(b) shall not apply to documents filed pursuant to Item 4(c) of the Pre-Merger Notification and Report Form filed under the HSR Act or communications regarding the same or documents or information submitted in response to any request for additional information or documents pursuant to the HSR Act which reveal Parent's or the Company's negotiating objectives or strategies or purchase price expectations. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties or Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated hereby.

(c)    Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including, without limitation, any such statement, filing notice or application mode under the HSR Act).

(d)    Parent and the Company shall promptly furnish each other with copies of written communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement.

(e)    Each of Parent and the Company shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act with respect to the Merger and the other transactions contemplated herein as promptly as possible after the date hereof; provided, however, that nothing in this Section 6.1 shall require Parent or Merger Sub to agree to the imposition of conditions of any requirement of divestiture as a result of antitrust concerns.

6.2.    No Solicitation.

(a)    The Company shall, and shall cause its Subsidiaries and each of their respective Affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries) shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal. From the date of this Agreement through the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries' directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another Person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or (iii) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal. Any violation of the foregoing restrictions by any representative of the Company, whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company.

(b) (i) Notwithstanding the foregoing, the Board of Directors of the Company shall be permitted, prior to obtaining the Company Stockholder Approval, to engage in discussions and negotiations with, or provide any nonpublic information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by such Person first made after the date of this Agreement which its Board of Directors concludes in good faith (after consultation with outside counsel and its financial advisor) constitutes or could reasonably be expected to lead to a Superior Proposal, if and only to the extent that the Board of Directors of the Company reasonably determines in good faith (after consultation with outside legal counsel) that it is required to do so in order to comply with its fiduciary duties under applicable law and subject to compliance with the other terms of this Section 6.2 and to first entering into a confidentiality agreement having provisions that are no less restrictive to such Person than those contained in the Confidentiality Agreement.

(ii) The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Company shall also promptly, and in any event within 24 hours, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any Person in accordance with this Section 6.2(b) and keep Parent informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(iii) Nothing contained in this Section 6.2 shall prohibit the Company or its Subsidiaries from taking and disclosing to its shareholders a position as required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(c)    The Company agrees that (i) it will and will cause its Subsidiaries, and its and their officers, directors, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal.

(d)    Nothing in this Section 6.2 shall (x) permit the Company to terminate this Agreement or (y) affect any other obligation of the Company under this Agreement. The Company shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(e)    For purposes of this Agreement, the term "Acquisition Proposal" means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any Person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of the Company or any of its Subsidiaries, (x) direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of the Company or any of its Subsidiaries, (y) tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of the voting power of the Company, or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

(f)    For purposes of this Agreement, "Superior Proposal" means a bona fide written Acquisition Proposal which the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the shareholders of the Company from a financial point of view than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of "Superior Proposal," the term Acquisition Proposal shall have the meaning assigned to such term in Section 6.2(e) except that any reference to "10% or more" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "a majority" and "Acquisition Proposal" shall only be deemed to refer to a transaction involving the Company.

6.3.    Access to Information.

(a)    Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent all information concerning its business, properties and personnel as Parent may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Company's customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. The Company shall consult with Parent's management on a regular basis regarding the conduct of the business and operations of the Company and its Subsidiaries.

(b)    Upon reasonable notice and subject to applicable laws relating to the exchange of information, Parent shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the Company, access, during normal business hours during the period prior to the Effective Time, to such information, properties and personnel regarding Parent and its Subsidiaries as shall be reasonably necessary for the Company to fulfill its obligations pursuant to this Agreement or that may be reasonably necessary for the Company to confirm that the representations and warranties of Parent contained herein are true and correct and that the covenants of Parent contained herein have been performed in all material respects. Neither Parent nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent's customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(c)    All information furnished by either party to the other party or its representatives pursuant hereto shall be subject to, and the parties shall hold such information in confidence in accordance with, the provisions of the confidentiality agreement, dated as of November 26, 2004 (the "Confidentiality Agreement"), between the Company and Parent.

(d)    No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

6.4.    Stockholder Meetings.

(a)    The Company shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") to be held as soon as is reasonably practicable after the date on which the Form S-4 becomes effective for the purpose of voting upon the adoption of this Agreement and the consummation of the transactions contemplated hereby. The Company will, through its Board of Directors, recommend to its stockholders approval and adoption of this Agreement and the transactions contemplated hereby; provided, however, that the Company's Board of Directors may withdraw, modify, condition or refuse to make such recommendation if (i) the Company is not in breach of, and has not breached, any of the provisions of Section 6.2, (ii) the Company receives an unsolicited, bona fide written takeover proposal which constitutes a Superior Proposal, and (iii) the Company's Board of Directors determines in good faith after consultation with its outside financial and legal advisors that the failure to take such action would reasonably be likely to breach its fiduciary obligations under applicable law. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the stockholders of the Company at such meeting for the purpose of voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve the Company of such obligations.

(b)    Parent shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the "Parent Stockholders Meeting") to be held as soon as is reasonably practicable after the date on which the Form S-4 becomes effective for the purpose of voting upon the approval of the issuance of shares of Parent Common Stock pursuant to the Merger. Parent will, through its Board of Directors, recommend to its stockholders approval of the issuance of shares of Parent Common Stock pursuant to the Merger; provided, however, that Parent's Board of Directors may withdraw, modify, condition or refuse to make such recommendation if it determines in good faith after consultation with its outside financial and legal advisors that the failure to take such action would reasonably be likely to breach its fiduciary obligations under applicable law. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the stockholders of Parent at such meeting for the purpose of voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve Parent of such obligations.

6.5.    Affiliates.    The Company shall use its reasonable best efforts to cause each director, executive officer and other Person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of the Company to deliver to Parent, as soon as practicable after the date of this Agreement, a written agreement in the form of Exhibit 6.5 hereto.

6.6.    Nasdaq Listing.    Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and upon exercise of the Company Warrants to be approved for listing on Nasdaq.

6.7.    Employee Benefit Plans; Existing Agreements.

(a)    Following the Effective Time, Parent shall continue to provide to individuals who are employed by the Company and its Subsidiaries as of the Effective Time who remain employed with Parent or any Subsidiary of Parent ("Affected Employees"), for so long as such Affected Employees remain employed by Parent or any Subsidiary of Parent, employee benefits (i) pursuant to the Company Plans as in effect immediately prior to the Effective Time or (ii) pursuant to Parent Plans provided to similarly situated employees of Parent (it being understood that inclusion of Affected Employees in the employee benefit plans of Parent or a Subsidiary of Parent may occur at different times with respect to different plans) on terms no less favorable in the aggregate than the employee benefits provided to similarly situated employees of Parent.

(b)    Parent shall, or shall cause its Affiliates to, give Affected Employees full credit for purposes of eligibility, vesting and determination of the level of benefits under (but not for accrual of pension benefits) any Parent Plan for such Affected Employees' service with the Company or any Subsidiary of the Company (or any predecessor entity) to the same extent that such service was credited for purposes of any Company Plan immediately prior to the Effective Time.

(c)    Parent shall, or shall cause its Affiliates to, (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans in which such employees may participate after the Effective Time, to the extent such limitations or periods have been satisfied as of the Effective Time (or date of participation in any such plan if later) under any analogous Company Plan, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time (or date of participation in any such plan if later) during the calendar year in which the Effective Time (or date of participation in any such plan if later) occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees participate in after the Effective Time.

(d)    Following the Effective Time, Parent shall honor, fulfill and discharge and shall cause the appropriate Subsidiaries of Parent to honor, fulfill and discharge in accordance with their terms the Company Plans (as in effect as of Effective Time) which have been disclosed in the Company Disclosure

Schedule and previously have been made available or delivered to Parent; provided, however, that nothing herein shall prevent Parent from amending or terminating any Company Plans in accordance with the terms of such Company Plans.

(e)    Nothing in this Agreement shall be construed as requiring Parent or any of its Affiliates to employ any Affected Employee for any length of time following the Closing Date. Nothing in this Section 6.7 shall be construed as conferring upon any Person other than the parties hereto (including but not limited to any Affected Employee) any rights or remedies hereunder.

(f)    The Company shall use reasonable best efforts to receive on or prior to the Effective Time from each of the individuals listed on Section 6.7(f) of the Company Disclosure Schedule written acknowledgements (in form and substance reasonably satisfactory to Parent) of the full satisfaction of their rights under the agreements listed on such Section 6.7(f) of the Company Disclosure Schedule.

6.8.    Indemnification.

(a)    In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of the Company or any of its Subsidiaries or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including advances of reasonable attorney's fees and expenses prior to the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; provided, however, that (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Parent shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel and any necessary local counsel for all Indemnified Parties, (3) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed) and (4) Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 6.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify promptly Parent thereof, provided that the failure to so notify shall not affect the obligations of Parent under this Section 6.8 except to the extent such failure to notify prejudices Parent. Parent's obligations under this Section 6.8 shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim.

(b)    Parent shall cause the Persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Parent be required to expend on an annual basis more than 300% of the current amount expended by the Company (the "Insurance Amount") to maintain or procure insurance coverage, and further provided that if Parent is unable to maintain or obtain the insurance called for by this Section 6.8(b) Parent shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

(c)    Until six years from the Effective Time, unless otherwise required by applicable law, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to the elimination of liability of directors and the indemnification of directors and officers (including as to advancement of expenses) than are set forth in the Corrected Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Company, as in effect on the date hereof.

(d)    In the event Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.8.

(e)    The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

6.9.    Reasonable Best Efforts; Additional Agreements.

(a)    Subject to the terms and conditions of this Agreement, each of Parent and the Company agrees to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger, including using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger.

(b)    In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

(c)    Parent and the Company shall use reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Officers of Parent and the Company shall execute and deliver to Winston & Strawn LLP, counsel to the Company, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Parent, certificates containing appropriate representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Form S-4 and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger.

(d)    The Company shall consult with Parent prior to sending any written communications to its employees regarding the Merger or this Agreement.

6.10.    Advice of Changes. Parent and the Company shall promptly advise the other party of any change or event having, or which could be reasonably expected to have, a Material Adverse Effect on it or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), each party will supplement or amend its Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining the accuracy of the representations and warranties of the parties contained in Articles III and IV in order to determine the fulfillment of the conditions set forth in Sections 7.2(a) or 7.3(a) hereof, as the case may be, or the compliance by the Company or Parent, as the case may be, with the respective covenants and agreements of such parties contained herein. Notwithstanding anything to the contrary contained herein, no failure to advise the other party of any change or event referred to in the first sentence of this Section 6.10, or any failure to provide any supplement or amendment referred to in the second sentence of this Section 6.10, shall constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect, breach or inaccuracy would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.11.    Current Information.    During the period from the date of this Agreement to the Effective Time, each party will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party and to report the general status of the ongoing operations of such party and its Subsidiaries. Each party will promptly notify the other party of any material change in the normal course of business or in the operation of the properties of such party or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving such party or any of its Subsidiaries, and will keep the other party fully informed of such events.

6.12.    Shelf Registration of Resales of 9 3/8% Notes.    In addition to Parent's requirement to file the Form S-4 and in addition to Parent's obligations to file a registration statement on Form S-3 pursuant to Section 1.8 with respect to the Company Warrants, the Surviving Corporation shall assume the Company's shelf registration statement on Form S-3 under the Securities Act covering the resales by certain selling noteholders of the Company's restricted 9 3/8% Senior Subordinated Discount Notes due 2009 (the "9 3/8% Notes"). Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement until the requirements set forth in the Registration Rights Agreement dated as of February 20, 2004 among the Company and certain holders of the 9 3/8% Notes expire.

6.13.    Takeover Statute.    If any Takeover Statute is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, Parent, the Company and their respective Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.14.    Supplemental Warrant Agreement.

(a)    At least 20 days prior to the Effective Date, the Company shall provide ChaseMellon and each holder of ChaseMellon Warrants at the address on file with ChaseMellon with the notice required by Section 10(b)(iii) of the ChaseMellon Warrant Agreement. Pursuant to Section 8(m) of the ChaseMellon Warrant Agreement, if the Company is not the surviving company in the Merger, then at the Effective Time, the surviving company and Parent must enter into a Supplemental Warrant Agreement and promptly mail to ChaseMellon and the holders of the ChaseMellon Warrants a description of the supplemental warrant agreement.

(b)    Promptly after the Effective Date, the Company must deliver the notice required by Section 2(d) of the Sprint Warrant Agreement. If the Company is not the surviving company in the Merger, then at least 10 days prior to the Effective Time, the Company must deliver the notice required by Section 5 of the Sprint Warrant Agreement.

(c)    At least 20 days prior to the Effective Date, the Company shall provide Bankers Trust Company and each holder of Bankers Trust Warrants at the address on file with Bankers Trust Company with the notice required by Section 10(b)(iii) of the Bankers Trust Warrant Agreement. Pursuant to Section 8(m) of the Bankers Trust Warrant Agreement, if the Company is not the surviving company in the Merger, then at the Effective Time, the surviving company and Parent must enter into a supplemental warrant agreement and promptly mail to Bankers Trust and the holders of the Bankers Trust Warrants a description of the supplemental warrant agreement.

6.15.    Exchange Offer.    Parent shall cause the Surviving Corporation to assume all of the Company's obligations set forth in the Registration Rights Agreement dated as of October 25, 2004 among the Company and holders of the Company's First Priority Senior Secured Floating Rate Notes due 2009, including, without limitation, the requirement to consummate the exchange offer described therein. Parent expressly agrees that, to the extent such exchange offer has not been consummated prior to the Effective Time, Parent shall cause the Surviving Corporation to complete such exchange offer on the terms set forth therein.

6.16.    Repurchase Offer; Company Indentures.

(a)    Parent shall, or shall cause the surviving company in the Merger to, comply with all requirements of the Company Indentures. Without limiting the foregoing, Parent shall, or shall cause the surviving company, to effect the repurchase offers which may be required pursuant to Section 3.9 of each of the Company Indentures.

(b)    The Company and Merger Sub shall, at or prior to the Effective Time, enter into such supplemental indentures as may be required pursuant to the terms of the Company Indentures in connection with the Merger.

ARTICLE VII
CONDITIONS PRECEDENT

7.1.    Conditions to Each Party's Obligation To Effect the Merger.    The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Stockholder Approval.    The Company shall have obtained the Company Stockholder Approval and Parent shall have obtained the Parent Stockholder Approval.

(b)    Nasdaq Listing.    The shares of Parent Common Stock that shall be issued to the stockholders of the Company upon consummation of the Merger shall have been authorized for listing on Nasdaq.

(c)    Regulatory Approvals.    All waiting periods, if any, under the HSR Act with respect to the Merger shall have expired or been terminated.

(d)    Form S-4.    The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)    No Injunctions or Restraints; Illegality.    No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of the Merger.

(f)    Sprint Consent.    The consent of Sprint PCS required pursuant to the terms of the Company Sprint Agreements shall have been obtained and not revoked.

7.2.    Conditions to Obligations of Parent.    The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by Parent and Merger Sub at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties.    (1) The representations and warranties of the Company set forth in Sections 3.2(a), 3.3, 3.4, 3.7, 3.9(a), 3.25, 3.27, 3.28, 3.29 and 3.30 shall be true and correct in all material respects (except that all representations and warranties qualified by materiality or Material Adverse Effect shall be true and correct in all respects) at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date); (2) the representations and warranties of the Company set forth herein shall be true and correct at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), provided that no representation or warranty of the Company shall be deemed untrue or incorrect for purposes of this clause (2) as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of the Company, has had or would reasonably be expected to have, a Material Adverse Effect on the Company, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms "material," "materiality," "in all material respects," "material adverse change," "Material Adverse Effect" or similar terms or phrases in any such representation or warranty; and (3) Parent and Merger Sub shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c)    Federal Income Tax Opinion.    Parent shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Parent ("Parent's Counsel"), dated the Closing Date, in form and substance reasonably satisfactory to Parent, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

(d)    2004 Form 10-K.    The Company shall have timely filed its 2004 Annual Report on Form 10-K with the SEC (the "2004 Form 10-K"), and such 2004 Form 10-K shall contain (i) the unqualified opinion of KPMG to the effect that the consolidated balance sheets of the Company and its Subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended September 30, 2004, as reported in the 2004 Form 10-K fairly present in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof, and the results of their operations and their cash flows for the fiscal periods set forth therein, in accordance with GAAP and (ii) a report of the Company's management on the Company's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), and such report (x) shall not reveal any material weakness in the Company's internal control over financing reporting not previously disclosed to Parent and (y) be attested by KPMG, pursuant to the requirements of Section 404.

7.3.    Conditions to Obligations of the Company.    The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties.    (1) The representations and warranties of the Company set forth in Sections 4.2(a), 4.3, 4.4, 4.7, 4.9(a), 4.21, 4.23, 4.24 and 4.25 shall be true and correct in all material respects (except that all representations and warranties qualified by materiality or Material Adverse Effect shall be true and correct in all respects) at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date); (2) the representations and warranties of Parent and Merger Sub set forth herein shall be true and correct at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), provided that no representation or warranty of Parent and Merger shall be deemed untrue or incorrect for purposes of this clause (2) as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Parent and Merger Sub, has had or would reasonably be expected to have, a Material Adverse Effect on Parent, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms "material," "materiality," "in all material respects," "material adverse change," "Material Adverse Effect" or similar terms or phrases in any such representation or warranty; and (3) the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(b)    Performance of Obligations of Parent.    Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c)    Federal Income Tax Opinion.    The Company shall have received an opinion of Winston & Strawn LLP (the "Company's Counsel"), in form and substance reasonably satisfactory to the Company, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, the Company's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1.    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and Parent:

(a)    by mutual consent of the Company, Parent and Merger Sub in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b)    by either Parent or the Company upon written notice to the other party if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c)    by either Parent or the Company if the Merger shall not have been consummated on or before June 30, 2005, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe any of the covenants and agreements of such party set forth herein;

(d)    by either the Company or Parent (provided that the party terminating shall not be in material breach of any of its obligations under Section 6.4) if any approval of the stockholders of the Company or Parent required for the consummation of the Merger shall not have been obtained upon a vote taken thereon at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

(e)    by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the representations or warranties set forth in this Agreement by the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 7.2(a) (in the case of a breach of a representation or warranty by the Company) or Section 7.3(a) (in the case of a breach of a representation or warranty by Parent);

(f)    by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) unless the breach of covenant, together with all other such breaches, would entitle the party entitled to the benefit of such covenant not to consummate the transactions contemplated hereby under Section 7.2(b) (in the case of a breach of covenant by the Company) or Section 7.3(b) (in the case of a breach of covenant by Parent);

(g)    by either Parent or the Company, if (i) the Board of Directors of the other does not publicly recommend in the Joint Proxy Statement/Prospectus that its stockholders either approve and adopt this Agreement (in the case of the Company) or approve the issuance of shares of Parent Common Stock pursuant to this Agreement (in the case of Parent), (ii) after recommending in the Joint Proxy Statement/Prospectus that such stockholders approve and adopt this Agreement (in the case of the Company) or approve the issuance of shares of Parent Common Stock pursuant to this Agreement (in the case of Parent), the Board of Directors of the other shall have withdrawn, modified or amended such recommendation in any manner adverse to Parent or the Company, as the case may be, or (iii) the other party materially breaches its obligations under this Agreement by reason of a failure to call a meeting of its stockholders or a failure to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Sections 6.1 and 6.4; or

(h)    by Parent, if the Board of Directors of the Company has authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose any Acquisition Proposal with any Person other than Parent.

8.2.    Effect of Termination.    In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except that (i) Sections 6.3(c), 8.2 and 8.5, and Article IX (other than Section 9.1), shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved of or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3.    Amendment.    Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and Parent; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company's stockholders hereunder. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4.    Extension; Waiver.    At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of its agreements contained herein, or waive compliance with any of the conditions to its obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.5.    Termination Fee.

(a)    The Company shall pay to Parent, by wire transfer of immediately available funds, the sum of $11,000,000 (the "Company Termination Fee") if this Agreement is terminated as follows:

(1)     if Parent shall terminate this Agreement pursuant to Section 8.1(g) or 8.1(h), then the Company shall pay the Company Termination Fee on the business day following such termination;

(2)    if (A) either party shall terminate this Agreement pursuant to Section 8.1(d) because the Company Stockholder Approval shall not have been received and (B) at any time after the date of this Agreement and at or before the date of the Company Shareholders Meeting a bona fide Acquisition Proposal shall have been publicly announced or otherwise communicated to the Board of Directors of the Company (a "Public Proposal"), then (x) the Company shall pay one-third of the Company Termination Fee on the business day following such termination, and (y) if within twelve (12) months following the date of such termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive Agreement with respect to, or consummates, any Acquisition Proposal, then the Company shall pay the remaining two-thirds of the Company Termination Fee on the date of such execution or consummation; and

(3)    if (A) either party shall terminate this Agreement pursuant to Section 8.1(c) or Parent shall terminate this Agreement pursuant to Section 8.1(e) or (f), (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal, and (C) following the occurrence of such Public Proposal, the Company shall have willfully breached (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement, then the Company shall (x) pay one-third of the Company Termination Fee on the business day immediately following such termination, and (y) if within twelve (12) months following the date of such termination of this Agreement, the Company or any of its Subsidiaries executes a definitive agreement with respect to, or consummates, any Acquisition Proposal, then the Company shall pay the remaining two-thirds of the Company Termination Fee upon the date of such execution or consummation.

(b)    Parent shall pay to the Company, by wire transfer of immediately available funds, the sum of $11,000,000 on the business day following such termination if (1) this Agreement is terminated by Parent or the Company as a result of the failure to obtain the required vote of Parent stockholders as provided in Section 8.1(d), or (2) this Agreement is terminated by the Company pursuant to Section 8.1(g).

(c)    If any party fails to pay any amounts due to another party on the dates specified in this Section 8.5, then the defaulting party shall pay all costs and expenses (including legal fees and expenses) incurred by the other party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by such other party.

(d)    The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement.

ARTICLE IX
GENERAL PROVISIONS

9.1.    Closing.    Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the second business day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions which relate to actions to be taken at the Closing) (the "Closing Date"), at the offices of Parent's Counsel, unless another time, date or place is agreed to in writing by the parties hereto.

9.2.    Nonsurvival of Representations, Warranties and Agreements.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

9.3.    Expenses.    Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and the Form S-4 to the stockholders of the Company and Parent, and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger (including the HSR Act) and the other transactions contemplated hereby, shall be borne equally by Parent and the Company. Nothing contained herein shall limit either party's rights to recover any liabilities or damages arising out of the other party's willful breach of any provision of this Agreement.

9.4.    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Parent or Merger Sub, to:

Alamosa Holdings, Inc.
5225 S. Loop 289
Lubbock, TX 79424
Attention: Chief Executive Officer

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention: Fred B. White, III, Esq.
Fax: (917) 777-2144

and

(b)    if to the Company, to:

AirGate PCS, Inc.
233 Peachtree Street, NE, Suite 1700
Atlanta, GA 30303
Attention: Chief Executive Officer

with a copy to:

Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
Attention: Robert F. Wall, Esq.
Fax.: (312) 558-5700

9.5.    Interpretation.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement.

9.6.    Counterparts.    This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.7.    Entire Agreement.    This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

9.8.    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

9.9.    Enforcement of Agreement.    The parties hereto agree that irreparable damage would occur in the event that the provisions contained in Section 6.3(c) of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 6.3(c) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10.    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11.    Publicity.    Except as otherwise required by law or by the rules of Nasdaq, so long as this Agreement is in effect, neither Parent nor the Company shall, nor shall either party permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

9.12.    Assignment; No Third Party Beneficiaries.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ALAMOSA HOLDINGS, INC.

By:	/s/ David E. Sharbutt

Name: David E. Sharbutt Title: Chairman and Chief Executive Officer
A-CO. MERGER SUB, INC.

By:	/s/ David E. Sharbutt

Name: David E. Sharbutt Title: President
AIRGATE PCS, INC.

By:	/s/ Thomas M. Dougherty

Name: Thomas M. Dougherty Title: Chief Executive Officer

APPENDIX B

UBS Securities LLC
One North Wacker Drive
38th Floor
Chicago IL 60606
Tel.+1-312-525 4879
Fax. +1-312-525-4868
www.ubs.com

December 7, 2004

The Board of Directors of Alamosa Holdings, Inc.
5225 South Loop 289, Suite 120
Lubbock, Texas 79424

Dear Members of the Board:

We understand that Alamosa Holdings, Inc., a Delaware corporation ("Alamosa" or the "Company"), is considering a transaction whereby a wholly owned subsidiary of the Company will merge with AirGate PCS, Inc., a Delaware corporation ("AirGate" or the "Target"). Pursuant to the terms of a draft of the Agreement and Plan of Merger (the "Merger Agreement"), the Company will undertake a series of transactions whereby the Target will become a wholly owned subsidiary of the Company (the "Transaction").

Pursuant to the terms of the Merger Agreement each of the issued and outstanding shares of common stock of the Target, par value of $0.01 per share ("AirGate Common Stock"), shall be converted into the right to receive consideration, at the election of the holder thereof, as follows (the aggregate amount of such consideration paid by the Company in the Transaction, the "Transaction Consideration"):

a.	In the case of a share of AirGate Common Stock with respect to which an election to receive shares of common stock of the Company, par value of $0.01 per share (the "Common Stock"), has been made (a "Stock Election"), 2.87 (the "Exchange Ratio") shares of Common Stock (the "Stock Consideration"); or

b.	In the case of a share of AirGate Common Stock with respect to which an election to receive cash has been made (a "Cash Election"), an amount of cash equal to the Exchange Ratio multiplied by the average, rounded to the nearest one ten thousandth, of the closing sale prices of the Common Stock on The Nasdaq National Market as reported by The Wall Street Journal for the ten trading days immediately preceding the date of the closing of the Transaction ("Cash Consideration"), subject to proration in accordance with the terms of the Merger Agreement, and provided that in no event shall the aggregate amount of Cash Consideration to be paid exceed $100 million; or

c.	In the case of any shares of AirGate Common Stock to which neither a Stock Election or Cash Election has been made, either Stock Consideration or Cash Consideration as determined in accordance with the terms of the Merger Agreement.

The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to the Company of the Transaction Consideration to be paid by the Company in the Transaction.

UBS Securities LLC ("UBS") has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services. UBS will also receive a fee upon delivery of this opinion. In the past, UBS and its predecessors have provided investment banking services to the Company and AirGate and received customary compensation for the rendering of such services. In November 2003, UBS acted as sole financial advisor to Alamosa on its exchange offering for its 12.500% senior notes, 13.625% senior notes and 12.875% senior discount notes. In January 2004, UBS was the sole book running manager on Alamosa's 8.500% senior notes offering. In the ordinary course of business, UBS, its successors and affiliates have traded and may trade securities of the Company or AirGate for their own accounts and the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to any matter. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. We express no opinion as to what the value of the Common Stock will be when issued pursuant to the Merger Agreement or the prices at which it will trade in the future. In rendering this opinion, we have assumed, at your direction, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the Company and the Target will comply with all the material terms of the Merger Agreement.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and Target, (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Target, including estimates and financial forecasts prepared by the management of the Target and not publicly available, (iv) reviewed financial forecasts for the Target prepared by the management of the Target as adjusted by the management of the Company, (v) conducted discussions with members of the senior managements of the Company and the Target concerning the businesses and financial prospects of the Company and the Target, (vi) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, (vii) considered certain pro forma effects of the Transaction on the Company's financial statements and reviewed certain estimates of synergies prepared by Company management, (viii) reviewed a draft dated December 7, 2004 of the Merger Agreement, and (ix) conducted such other financial studies, analyses, and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Target, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, pro forma effects and calculations of synergies referred to above prepared or adjusted by Company management, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Target and the Company. In addition, we have assumed with your approval that the future financial results of the Target, including synergies, estimated by Company management, referred to above will be achieved at the times and in the amounts projected by Company management. We have also assumed, with your consent, that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, the Target or the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction Consideration to be paid by the Company in the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,
UBS SECURITIES LLC

APPENDIX C

Banc of America Securities LLC 9 West 57th Street New York, NY 10019

December 7, 2004

Board of Directors
AirGate PCS, Inc.
233 Peachtree Street NE, Suite 1700
Atlanta, GA 30303

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of AirGate PCS, Inc. (the "Company") of the Merger Consideration (as defined below) provided for in connection with the proposed merger (the "Merger") of the Company with a wholly owned subsidiary of Alamosa Holdings, Inc. (the "Purchaser"). Pursuant to the terms of the Agreement and Plan of Merger to be dated as of December 7, 2004 (the "Agreement") to be entered into among the Company, the Purchaser and A-Co Merger Sub, Inc. (the "Merger Sub"), a direct wholly owned subsidiary of Purchaser, the Company will be merged with and into Merger Sub, and stockholders of the Company may elect to receive for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") held by them, other than shares held in treasury or held by the Purchaser or any affiliate of the Purchaser or as to which dissenters' rights have been perfected, consideration equal to either (i) 2.87 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of the Purchaser (the "Purchaser Common Stock") or (ii) an amount of cash per share (the "Cash Consideration" and, together with the Exchange Ratio and any cash payable in lieu of fractional shares of Parent Common Stock, collectively referred to as the "Merger Consideration") equal to the product of (A) the Exchange Ratio multiplied by (B) the average of the closing sale prices of Purchaser Common Stock as reported by The Wall Street Journal for the ten (10) trading days immediately preceding the effective date of the Merger (the "Effective Time"). The Cash Consideration and the Exchange Ratio will be allocated among such stockholders in accordance with such elections, subject to certain allocation and proration procedures contained in the Agreement (as to which we express no opinion). In the event that any stockholder does not effectively elect to receive either the Exchange Ratio or the Cash Consideration with respect to any share of Company Common Stock, such share shall be converted at the Effective Time into the right to receive either the Exchange Ratio or the Cash Consideration pursuant to the terms of the Agreement. The Agreement provides that the aggregate Cash Consideration issued to the stockholders will not exceed $100 million. You have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. The terms and conditions of the Merger are more fully set out in the Agreement.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company and the Purchaser, respectively;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company and the Purchaser, respectively;

(iii)	reviewed certain independent research analysts' (a) estimates of the future financial performance of the Company and the Purchaser, respectively and (b) price targets for the Company Common Stock and Purchaser Common Stock, respectively;

(iv)	analyzed certain financial forecasts prepared by the managements of the Company and the Purchaser, respectively, and reviewed and discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company and reviewed and discussed the past and current operations, financial condition and prospects of the Purchaser with senior executives of the Purchaser;

(v)	reviewed and discussed with senior executives of the Company and the Purchaser information relating to certain strategic, financial and operational benefits anticipated from the Merger;

(vi)	reviewed the potential pro forma impact of the Merger on the future financial performance of the Purchaser, including the potential effect on the Purchaser's pro forma earnings per share;

(vii)	reviewed information relating to the relative contributions of the Company and the Purchaser to the combined company;

(viii)	reviewed and compared with certain other publicly traded companies we deemed relevant, the financial performance of the Company and the Purchaser, the strategic and competitive position of the Company and the Purchaser and the reported prices and trading activity of the Company Common Stock and the Purchaser Common Stock, respectively;

(ix)	reviewed and compared with certain other publicly traded companies we deemed relevant, the available spectrum of the Company and the cost of independently acquiring additional spectrum;

(x)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

(xi)	reviewed the results of our efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of the Company;

(xii)	participated in discussions and negotiations among representatives of the Company and the Purchaser and their respective financial and legal advisors;

(xiii)	reviewed the December 6, 2004 draft of the Agreement (the "Draft Agreement"); and

(xiv)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company and the Purchaser. We have also made certain assumptions, at your direction, with respect to the risks associated with certain strategic initiatives proposed by the management of the Company and the potential effects of such risks on the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Purchaser, nor have we been furnished with any such appraisals. We have assumed that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us, and that the Merger will be consummated as provided in the Draft Agreement, with full satisfaction of all covenants and conditions set forth in the Draft Agreement and without any waivers thereof.

We have acted as sole financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, portions of which are contingent upon the rendering of this opinion and the consummation of the Merger. We also acted as joint book runner for a high yield debt offering of the Company which closed on October 7, 2004 and we received fees for rendering such services. We or our affiliates have provided and may in the future provide financial advisory and financing services to the Company and the Purchaser and have received or may in the future receive fees for the rendering of these services. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or loans of the Company and the Purchaser for our own account or for the accounts of customers, and accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Merger and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. We have not been requested to opine as to, and our opinion does not in any manner address (i) the Company's underlying business decision to proceed with or effect the Merger or (ii) whether any alternative transaction might produce consideration in an amount in excess of what is contemplated in the Merger. This opinion does not in any manner address the prices at which the Purchaser Common Stock will trade following consummation of the Merger. In addition, we express no opinion or recommendation as to how the stockholders of the Company and the Purchaser should vote at the respective stockholders' meetings held in connection with the Merger.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Merger Consideration in the proposed Merger is fair, from a financial point of view, to the Company's stockholders.

Very truly yours,

BANC OF AMERICA SECURITIES LLC

APPENDIX D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262 — APPRAISAL RIGHTS.

(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251 (g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

(2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to § 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated -- as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)   Appraisal rights shall be perfected as follows:

(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the date next preceding the day on which the notice is given.

(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period of delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.